UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 12, 2022

PRIVETERRA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40021	85-3940478
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 SE 2nd Street, Suite 600 Fort Lauderdale, Florida 33301
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (754) 220-9229

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PMGMU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	PMGM	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50	PMGMW	The Nasdaq Stock Market LLC

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 12, 2022, Priveterra Acquisition Corp., a Delaware corporation (the “Company” or “Priveterra”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (“AEON”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AEON, with AEON surviving as a wholly owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), the Company will change its name to “AEON Biopharma, Inc.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and AEON.

Consideration and Structure

Under the Business Combination Agreement, the Company will acquire all of the outstanding equity interests of AEON (including equity interests issued upon conversion of the outstanding convertible notes of AEON) in exchange for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), based on an implied AEON equity value of $165,000,000, to be paid to AEON stockholders at the effective time of the Merger, except that 809,000 shares of the Company’s Class A Common Stock otherwise issuable as merger consideration shall be held back to satisfy the exercise of certain of AEON’s convertible notes upon the maturity thereof. In addition, upon the achievement of certain clinical development milestones, certain AEON stockholders will be entitled to receive up to 16,000,000 additional shares of Class A Common Stock (the “Earnout Shares”), which will be issued as follows: (i) 1,000,000 shares of Class A Common Stock, if, on or before June 30, 2025, AEON has commenced a Phase 3 clinical study for the treatment of chronic or episodic migraine; (ii) 4,000,000 shares of Class A Common Stock, if, on or before November 30, 2026, AEON has received from the U.S. Food and Drug Administration (the “FDA”) acceptance for review of the Biologics License Application (the “BLA”) submitted by AEON for the treatment of cervical dystonia; (iii) 4,000,000 shares of Class A Common Stock, if, on or before June 30, 2029, AEON has received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of episodic migraine, provided that this number will increase to 11,000,000 shares of Class A Common Stock if this milestone is reached prior to FDA acceptance for review of the BLA submitted by AEON for the treatment of chronic migraine; and (iv) 7,000,000 shares of Class A Common Stock if, on or before June 30, 2028, AEON has received from the FDA acceptance for review of the BLA submitted by AEON for the treatment of chronic migraine, provided, however, that if AEON has achieved the episodic migraine milestone pursuant to the proviso to the foregoing clause (iii) entitling AEON shareholders to 11,000,000 shares of Class A common stock, the contingent consideration in this clause (iv) shall be reduced to 0 shares of Class A common stock.

Pursuant to the Business Combination Agreement, at the effective time of the Merger, each option, whether vested or unvested, exercisable for AEON equity that is outstanding immediately prior to the effective time of the Merger shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such options, subject to adjustments to exercise price and number of shares of Class A Common Stock issued upon exercise.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of AEON, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and Closing. The representations, warranties, agreements and covenants of the parties set forth in the Business Combination Agreement will terminate at Closing, except for those covenants and agreements that, by their terms, contemplate performance after Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate and expeditiously implement the Merger.

2

Interim Financing Arrangements

Under the Business Combination Agreement, from and after the date thereof, AEON shall use reasonable best efforts, as promptly as practicable following the Closing, to enter into with one or more AEON stockholders a financing arrangement with the Company or AEON in an aggregate principal amount of $20,000,000 and in accordance with the terms agreed by the Company and AEON (the “AEON Stockholder Interim Financing Commitments”). In the event that the Closing has not occurred by March 1, 2023, AEON shall cause the AEON stockholders, or a third-party financing source identified by AEON, to provide AEON with a bridge loan in the amount of $4,000,000 (the “AEON Bridge Loan”). Any such AEON Bridge Loan shall be consummated on or before March 7, 2023 unless otherwise agreed to by the Company and AEON. In the event (i) that the Closing has not occurred by the earlier of (x) the date on which the S-4 Registration Statement has been declared effective under the Securities Act and (y) April 1, 2023 (the “Priveterra Bridge Loan Date”), and (ii) the AEON Stockholder Interim Financing Arrangements have been entered into and remain into effect as of the Priveterra Bridge Loan Date, then then the Company shall cause the Sponsor, or a third-party financing source identified by the Sponsor, to provide, AEON with a bridge loan in the amount of $8,000,000 (the “Priveterra Bridge Loan”); provided, that in the event the S-4 Registration Statement has not been filed with the SEC on or prior to December 23, 2022, but only to the extent such delay is not the result of a breach by Priveterra of its obligations, then for each day between December 23, 2022 and the date on which the S-4 Registration Statement is initially filed with the SEC, clause (y) of the definition of the Priveterra Bridge Loan Date shall automatically be extended by one day; provided, further, that in the event that the AEON Stockholder Interim Financing Commitments have not been entered into and delivered to Priveterra on or prior to January 3, 2023, and remain in effect as of such date, then for each day between January 3, 2023 and the date on which the AEON Stockholder Interim Financing Commitments have been entered into and delivered to the Company, clause (y) of the d definition of the Priveterra Bridge Loan Date shall automatically be extended by one day.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”), the sole stockholder of Merger Sub (the “Merger Sub Stockholder Approval”) and AEON’s stockholders (the “AEON Stockholder Approval”); (ii) the expiration or termination of the applicable waiting period (or any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, as applicable) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of a Priveterra Material Adverse Effect or Company Material Adverse Effect (each, as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing; (iv) after giving effect to the transactions contemplated by the Business Combination Agreement, the Company has net tangible assets of at least $5,000,001 upon consummation of the Merger; (v) the Company’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement has been approved and, immediately following the effective time of the Merger, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq and the shares of the Company’s Class A Common Stock have been approved for listing on Nasdaq, subject only to official notice of the issuance thereof; (vi) the S-4 Registration Statement (as defined below) has become effective, no stop order has been issued by the Securities and Exchange Commission (the “SEC”) and remains in effect with respect to the S-4 Registration Statement, and no proceeding seeking such a stop order has been threatened or initiated by the SEC and remains pending; and (vii) no applicable governmental, regulatory or administrative authority has issued a order having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement (including the Closing). In addition, AEON’s obligations to consummate the Merger is subject to the condition that the Available Closing Cash (as defined in the Business Combination Agreement) shall be greater than or equal to $45,000,000 (after reduction for the aggregate amount of payments made or required to be made in connection with the Priveterra Stockholder Redemption (as defined in the Business Combination Agreement) and Priveterra’s transaction expenses) and the amount of funds committed to Priveterra or AEON pursuant to any Interim Financing Arrangement (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation, (i) by mutual written consent of the Company and AEON; (ii) by the Company or AEON, if AEON or the Company or Merger Sub, as applicable, has breached any of its respective representations, warranties, agreements or covenants contained in the Business Combination Agreement, such failure or breach would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured or cannot be cured within the earlier of (a) 15 days of notice thereof, and (b) March 1, 2023 (the “Termination Date”); provided, that in the event the S-4 Registration Statement has not been filed with the SEC on or prior to December 23, 2022, but only to the extent such delay is not the result of a breach by Priveterra of its obligations, then for each day between December 23, 2022 and, then for each day between December 23, 2022 and the date on which the S-4 Registration Statement is initially filed with the SEC, the Termination Date shall be automatically extended by one day, (y) without duplication with any extension pursuant to the preceding clause, by one day for each day between January 3, 2023 and the date on which the AEON Stockholder Interim Financing Commitments have been entered into and delivered to the Company in the event that the AEON Stockholder Interim Financing Commitments have not been entered into and delivered to the Company on or prior to January 3, 2023, and remain in effect as of such date, and (z) by an additional three months (after giving effect to any prior extension of the Termination Date) in the event the conditions to the Merger have generally been satisfied other than the S-4 Registration Statement becoming effective and such other conditions that by their nature are to be satisfied at the Closing and (b) a breach of the covenants or obligations of the other party (AEON, on one hand, or the Company or Merger Sub, on the other hand) seeking to terminate the Business Combination Agreement did not proximately cause the failure to consummate the Merger; (iv) by the Company or AEON, in the event an applicable governmental, regulatory or administrative authority has issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement; (v) by the Company or AEON if the Company’s stockholder meeting to vote on the Merger has concluded and the Company Stockholder Approval was not obtained; or (vi) by the Company, if the AEON Stockholder Approval is not obtained within 48 hours following the date that the S-4 Registration Statement becomes effective.

3

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1 and is incorporated herein by reference, and the foregoing descriptions of the Business Combination Agreement and the Merger do not purport to be complete and are qualified in their entirety by references thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), as the sole holder of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and other Persons party thereto (“Other Company Insiders”, and together with the Sponsor, collectively, the “Company Insiders”), entered into a support agreement with the Company and AEON (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, the Sponsor agreed to vote, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, all of such Sponsor’s Class B Common Stock and 5,280,000 warrants, each of which is exercisable for one share of Class A Common Stock at a price of $11.50 per share (the “Private Placement Warrants”) (together with any other Equity Securities of Priveterra that the Sponsor holds of record or beneficially, as of the date of the Sponsor Support Agreement, or of which the Sponsor acquires record or beneficial ownership after the date thereof, collectively, the “Subject Priveterra Equity Securities”) (i) in favor of (a) the Business Combination Agreement and the transactions contemplated thereby and (b) the other proposals that the Company and AEON agreed in the Business Combination Agreement shall be submitted at such meeting for approval by the Company’s stockholders together with the proposal to obtain the Company Stockholder Approval, (ii) approval of the Company’s amended and restated charter to change its name, removing those provisions applicable to a special purpose acquisition company and certain other modifications (the “Required Transaction Proposals”) and (iii) against any proposal that conflicts with, or materially impedes or interferes with any Required Transaction Proposals or that would adversely affect or delay the Merger. The Sponsor Support Agreement also prohibits the Sponsor from, among other things and subject to certain exceptions, selling, assigning or transferring any Subject Priveterra Equity Securities held by the Sponsor or taking any action that would have the effect of preventing or materially delaying the Sponsor from performing his, her or its obligations under the Sponsor Support Agreement. In addition, in the Sponsor Support Agreement, the Sponsor agreed to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Class B Common Stock held by the Sponsor convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

4

The Sponsor Support Agreement also restricts the ability of the Sponsor to transfer its shares of Class A Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock) (the “Sponsor Lock-up”), subject to certain permitted transfers (including transfers to Priveterra’s officers or directors, any affiliates or family members of any Priveterra’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor or any employees of such affiliates), until the earliest of the one-year anniversary of the Closing and the Effective Time or the termination of the Business Combination Agreement in accordance with its terms (the “Sponsor Lock-Up Period”); provided, however, that (ii)50% of such shares held by the Sponsor are subject to early release from the Sponsor Lock-Up if the volume weighted average price of Priveterra’s Class A Common Stock exceeds $12.50 per share on the principal exchange on which Priveterra’s Class A Common Stock is then listed or quoted for any 20 trading days within any consecutive 30-trading day period commencing at least 150 days following the Closing Date; and (ii) the remaining 50% of such shares held by the Sponsor are subject to early release from the Sponsor Lock-Up if the volume weighted average price of Priveterra’s Class A Common Stock exceeds $15.00 per share on the principal exchange on which Priveterra’s Class A Common Stock is then listed or quoted for any for 20 trading days within any 30-trading day period commencing at least 150 days following the Closing Date.

Pursuant to the Sponsor Support Agreement, subject to, and conditioned upon the occurrence of and effective immediately after the Closing, 50% of the Sponsor Shares (i.e., 3,450,000 Sponsor Shares) (the “Contingent Founder Shares”) shall be subject to the restrictions and forfeiture provisions set forth in the Sponsor Support Agreement. The Contingent Founder Shares shall, except as otherwise provided, become free of the provisions set forth in Section 2 of the Sponsor Support Agreement as follows: (i) 1,000,000 of the Contingent Founder Shares (the “Migraine Phase 3 Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the Migraine Phase 3 Contingent Consideration Shares on or prior to the Migraine Phase 3 Outside Date in accordance with the terms of Section 2.2(a)(i) of the Business Combination Agreement; (ii) 1,000,000 of the Contingent Founder Shares (the “CD BLA Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the CD BLA Contingent Consideration Shares on or prior to the CD BLA Outside Date in accordance with the terms of Section 2.2(a)(ii) of the Business Combination Agreement; and (iii) 1,450,000 of the Contingent Founder Shares (the “Episodic/Chronic Migraine Contingent Founder Shares”) shall vest upon the earlier of (x) the achievement of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares on or before the Episodic Migraine Outside Date in accordance with the terms of Section 2.2(a)(iii) of the Business Combination Agreement and (y) the achievement of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares on or before the Chronic Migraine Outside Date in accordance with the terms of Section 2.2(a)(iv) of the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached as Exhibit A to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

5

AEON Stockholder Support Agreement

In connection with the execution of the Business Combination Agreement, certain AEON stockholders (the “AEON Supporting Stockholders”) entered into support agreements with the Company (the “AEON Stockholder Support Agreements”). Under the AEON Stockholder Support Agreements, each AEON Supporting Stockholder agreed, within 48 hours following the effectiveness of the S-4 Registration Statement, to execute and deliver a written consent with respect to all outstanding shares of AEON common stock and preferred stock held by such AEON Supporting Stockholder (the “Subject AEON Shares”) approving the Business Combination Agreement and the transactions contemplated thereby. In addition to the foregoing, each AEON Supporting Stockholder agreed that, at any meeting of the holders of AEON capital stock, each such AEON Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject AEON Shares to be voted (i) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby, and any other matters necessary or reasonably requested by AEON for consummation of the Merger; and (ii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement.

The AEON Stockholder Support Agreement also prohibits, with certain exceptions, the AEON Supporting Stockholders from, among other things, (i) transferring any of the Subject AEON Shares; (ii) entering into (a) any option, commitment or other arrangement that would require the AEON Support Stockholders to transfer the Subject AEON Shares or (b) any voting trust, proxy or other contract with respect to the voting or transfer of the Subject AEON Shares; or (iii) taking any action in furtherance of the foregoing. In addition, under the AEON Support Agreement, each AEON Supporting Stockholder agreed (i) not to exercise any rights of appraisal or dissenter’s rights relating to the Business Combination Agreement and the transactions contemplated thereby,(ii) not to commence or participate in any claim or action against AEON, the Company or any of their affiliates relating to the negotiation, execution or delivery of the AEON Support Agreement or the Business Combination Agreement and (iii) waive any right to payments upon liquidation of AEON pursuant to AEON’s governing documents or any other contract.

Additionally, the AEON Stockholder Support Agreements also restrict the ability of the applicable AEON Supporting Stockholders from selling, assigning, or transferring their shares of Class A Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock) (the “Lock-Up”), subject to certain permitted transfers, until the earliest of (i) the one-year anniversary of the Closing and (ii) the date upon which there occurs the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of AEON having the right to exchange their Common Stock for cash, securities or other property (such period, the “Lock-Up Period”); provided, however, that (i) 50% of such shares held by the AEON Supporting Stockholders are subject to early release from the Lock-Up if the volume weighted average price of Priveterra’s Class A Common Stock exceeds $12.50 per share on the principal exchange on which Priveterra’s Class A Common Stock is then listed or quoted for any 20 trading days within any 30 consecutive trading-day period commencing at least 150 days following the Closing Date, and (ii) the remaining 50% of such shares held by the AEON Supporting Stockholders are subject to early release from the Lock-Up if the volume weighted average price of Priveterra’s Class A Common Stock exceeds $15.00 per share on the principal exchange on which Priveterra’s Class A Common Stock is then listed or quoted for any 20 trading days within any 30 consecutive trading-day period commencing at least 150 days following the Closing Date.

The foregoing description of the AEON Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the AEON Stockholder Support Agreement, a form of which is attached as Exhibit B-1 to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

6

AEON Noteholder Support Agreement

In connection with the execution of the Business Combination Agreement, certain AEON noteholders (the “AEON Noteholders”) entered into noteholder support agreements with the Company (each a “AEON Noteholder Support Agreement”). Under the AEON Noteholder Support Agreement, each AEON Noteholder agreed, immediately prior to the Closing, to exercise the conversion rights under such AEON Noteholder’s existing AEON convertible notes to convert all existing AEON convertible notes held by such AEON Noteholder into the maximum number of shares of AEON common stock into which such existing AEON convertible notes are convertible, in accordance with the terms thereof (the “Conversion,” and such shares of AEON common stock, the “AEON Conversion Shares”). Under the AEON Noteholder Support Agreements, each AEON Noteholder agreed, within 48 hours following the effectiveness of the S-4 Registration Statement, to execute and deliver a written consent with respect to all equity securities at such time such AEON Noteholder is the record or beneficial owner of (“AEON Covered Securities”) approving the Business Combination Agreement and the transactions contemplated thereby. In addition to the foregoing and to the extent applicable, each AEON Noteholder agreed that, at any meeting of the holders of AEON capital stock, each such AEON Noteholder will appear at the meeting, in person or by proxy, and cause its AEON Covered Securities to be voted (i) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby, and any other matters necessary or reasonably requested by AEON for consummation of the Merger; and (ii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement.

Under the AEON Noteholder Support Agreement, each AEON Noteholder party thereto waives (i) any and all rights to participate in or receive, and any claims of any portion of, the Contingent Consideration payable to certain of the AEON Stockholders in accordance with the terms of the Business Combination Agreement; (ii) waives any and all notice or preemptive rights that such AEON Noteholder may otherwise be entitled pursuant to the Investors’ Rights Agreement dated April 19, 2017 or any other contract or arrangement that such AEON Noteholder may have with AEON; (iii) any and all rights under the terms of each existing AEON note held by such AEON Noteholder to demand or receive any payment of cash or other property in respect of such existing AEON note from any person except for the receipt of the AEON Conversion Shares upon the Conversion of such existing AEON note, and (iv) in respect of any AEON preferred stock owned by such AEON Noteholder, waives any right to payments upon liquidation of AEON pursuant to AEON’s governing documents or any other contract. Each AEON Noteholder also agreed that, with respect to shares Class A Common Stock received in respect of their AEON Conversion Shares, such AEON Noteholder shall be bound by and subject to the terms of the Amended and Restated Bylaws of the Company which will be adopted and effective as of the Closing, including the lock-up provisions contained therein.

The foregoing description of the AEON Noteholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the AEON Noteholder Support Agreement, a form of which is attached as Exhibit B-2 to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Company, certain stockholders of the Company (including the Sponsor) and certain stockholders of AEON will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, each signatory thereto (other than the Company) will be granted certain registration rights with respect to their respective shares of Class A Common Stock.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Registration Rights Agreement, a form of which is attached as Exhibit C to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

7

Item 7.01	Regulation FD Disclosure.

On December 12, 2022, the Company issued a press release announcing that on December 12, 2022, it executed the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.l.

Furnished as Exhibit 99.2 hereto is the investor presentation that will be used by the Company in connection with the Merger.

The information in this Item 7.01, including Exhibits 99.1 and 99.2 attached hereto, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1 and 99.2.

Important Information About the Merger and Where to Find It

A full description of the terms of the Merger will be provided in the S-4 Registration Statement to be filed with the SEC by the Company (the “S-4 Registration Statement”), which will include a prospectus with respect to the Company’s securities to be issued in connection with the Merger and a proxy statement with respect to the stockholder meeting of the Company to vote on the Merger. The Company urges its stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the S-4 Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Company, AEON and the Merger. After the S-4 Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the S-4 Registration Statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Merger. Once available, stockholders will also be able to obtain a copy of the S-4 Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Priveterra Acquisition Corp., 300 SE 2nd Street, Suite 600, Fort Lauderdale, FL 33301.

Participants in the Solicitation

The Company and its directors and executive officers may be considered participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Merger described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2022, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Priveterra Acquisition Corp., Attn: Secretary, 300 SE 2nd Street, Suite 600, Fort Lauderdale, FL 33301.

Aeon and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Merger. A list of the names of such directors and executive officers and information regarding their interest in the proposed Merger will be contained in the S-4 Registration Statement when available.

8

Forward-Looking Statements

Certain statements, estimates, targets and projections in this Current Report may be considered forward-looking statements. Forward-looking statements generally relate to future events involving, or future performance of, the Company or AEON. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and AEON and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Merger; (ii) the outcome of any legal proceedings that may be instituted against the Company, AEON, the combined company or others following the announcement of the Merger and any definitive agreements with respect thereto; (iii) the inability to complete the Merger due to the failure to obtain approval of the stockholders of the Company or AEON or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Merger; (v) the ability to meet stock exchange listing standards following the consummation of the Merger; (vi) the risk that the Merger disrupts current plans and operations of AEON as a result of the announcement and consummation of the Merger; (vii) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability to identify, develop and commercialize product candidates, the initiation, cost, timing, progress or results of current or planned preclinical studies and clinical trials, product acceptance and/or receipt of regulatory approvals for product candidates, including related milestones, the plans, strategies and objectives of management for future operations, the beliefs and assumptions of management regarding future events, potential markets or market size, or technological developments, competition and advancement of research and development activities in the biopharma industry, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and retain its management and key employees, costs related to the Merger, changes in applicable laws or regulations, the possibility that AEON or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (viii) AEON’s estimates of expenses and profitability, the evolution of the markets in which AEON competes, the ability of AEON to implement its strategic initiatives and continue to innovate its existing product candidates, the ability of AEON to defend its intellectual property and satisfy regulatory requirements, the impact of the COVID-19 pandemic on AEON’s business; and (ix) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus dated February 11, 2021, relating to its initial public offering and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to the Company’s stockholders and related S-4 Registration Statement, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by the Company.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

9

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of December 12, 2022, by and among Priveterra Acquisition Corp., Priveterra Merger Sub, Inc. and AEON Biopharma, Inc.

99.1	Press Release, dated December 12, 2022

99.2	Investor Presentation, dated December 12, 2022

104	Cover Page Interactive Data File (formatted in Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Priveterra Acquisition Corp.

By:	/s/ Oleg Grodnensky
Name:	Oleg Grodnensky
Title:	Chief Operating Officer and Chief Financial Officer

Dated: December 12, 2022

11

Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

Priveterra Acquisition Corp.,

PRIVETERRA MERGER SUB, INC.

AND

AEON Biopharma, INC.

DATED AS OF DECEMBER 12, 2022

i

Section 8.15	Waiver of Jury Trial	111
Section 8.16	Submission to Jurisdiction	112
Section 8.17	Remedies	112
Section 8.18	Trust Account Waiver	113

ANNEXES AND EXHIBITS

Exhibit A	Sponsor Support Agreement
Exhibit B-1	Form of Company Stockholder Support Agreement
Exhibit B-2	Form of Company Noteholder Support Agreement
Exhibit C	Form of A&R Registration Rights Agreement
Exhibit D	Form of A&R Certificate of Incorporation
Exhibit E	Form of A&R Bylaws

Execution Version

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 12, 2022, is made by and among Priveterra Acquisition Corp., a Delaware corporation (“Priveterra”), Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (the “Company”). Priveterra, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties” (and each a “Party”). Capitalized terms used herein have the meanings set forth in Section 1.1 and Section 1.2.

WHEREAS, (a) Priveterra is a blank check company incorporated as a Delaware corporation in November 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly owned Subsidiary of Priveterra that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Priveterra, Priveterra is required to provide an opportunity for its stockholders to have their outstanding shares of Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Priveterra Stockholder Approval;

WHEREAS, as of the date of this Agreement, Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), owns (a) 6,900,000 shares of Class B Common Stock and (b) 5,280,000 warrants exercisable for an equal number of shares of Class A Common Stock at a price of $11.50 per share (the “Private Placement Warrants”);

WHEREAS, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to such merger, a wholly owned Subsidiary of Priveterra, and each Company Share will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Priveterra, the Sponsor and the Company, among others, have entered into the sponsor support agreement attached hereto as Exhibit A (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed (a) to vote its shares of Class B Common Stock in favor of the Required Transaction Proposals, (b) not to transfer its shares of Class B Common Stock, and (c) to waive any adjustment to the conversion ratio set forth in the Governing Documents of Priveterra or any other anti-dilution or similar protection with respect to its shares of Class B Common Stock in connection with the transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution of this Agreement, each of the Company Stockholders will enter into stockholder support agreements in the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreements”), pursuant to which, among other things, such Company Stockholders will agree (a) to, as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such Company Stockholders, vote their Company Shares in favor of, or execute written consents to adopt and approve, upon the effectiveness of the Registration Statement/Proxy Statement, this Agreement, any Ancillary Documents to which the Company is or will be a party, the Merger and the other transactions contemplated by this Agreement and any Ancillary Documents to which the Company is or will be a party, (b) not to transfer, prior to the Closing, such Company Stockholder’s Company Shares, subject to the exceptions set forth therein, and (c) not to transfer, following the Closing, such Company Stockholder’s shares of Class A Common Stock constituting such Company Stockholder’s Merger Consideration for a period of twelve months following the Closing, subject to the exceptions set forth therein;

WHEREAS, each of the holders of Existing Company Convertible Notes (each in their capacity as such) will enter into noteholder support agreements substantially in the form attached hereto as Exhibit B-2 (the “Company Noteholder Support Agreements” and, collectively with the Company Stockholder Support Agreements, the “Company Support Agreements”), pursuant to which, among other things, such Existing Company Noteholders will agree (a) to, immediately prior to the Closing, as applicable (i) exercise (or be deemed to have exercised) the conversion rights under their Existing Company Convertible Notes to convert all Existing Company Convertible Notes into shares of Company Common Stock on the terms thereof or (ii) accept shares of Company Common Stock as settlement of the Existing Company Note whereupon such note shall be canceled, (b) to, as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such Company Stockholders, vote their Company Shares in favor of, or execute written consents to adopt and approve, upon the effectiveness of the Registration Statement/Proxy Statement, this Agreement, any Ancillary Documents to which the Company is or will be a party, the Merger and the other transactions contemplated by this Agreement and any Ancillary Documents to which the Company is or will be a party, (c) not to transfer, prior to the Closing, such Company Stockholder’s Company Shares and Existing Company Convertible Notes, subject to the exceptions set forth therein and (d) that, following the Closing, such Existing Company Noteholder’s (except for the Exempt Existing Company Noteholders) shares of Class A Common Stock constituting such Existing Company Noteholder’s Merger Consideration in respect of the Company Shares received upon exercise of the conversion rights under their Existing Company Convertible Notes will be subject to the lock-up set forth in the Amended and Restated Bylaws of Priveterra following the Closing, subject to the exceptions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, in connection with (and conditioned upon) the Merger, Priveterra, the Sponsor and certain other parties thereto have entered into that certain Amended and Restated Registration Rights Agreement in the form attached hereto as Exhibit C (the “A&R Registration Rights Agreement”) to be effective upon the Closing, which agreement, upon execution and delivery by such parties, will replace and supersede the Registration Rights Agreement in its entirety;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and are advisable to, the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of Priveterra (the “Priveterra Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which a Priveterra Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, Priveterra and its stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which a Priveterra Party is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) resolved to recommend that its stockholders adopt this Agreement and the Ancillary Documents to which a Priveterra Party is or will be party;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger), and (c) recommended that its sole stockholder adopt and approve this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger); and

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, and (b) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code (clause (b) being the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1

CERTAIN DEFINITIONS

Section 1.1            Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affordable Care Act” means the Patient Protection and Affordable Care Act of 2010.

“Aggregate Consideration” means, collectively, the Merger Consideration and, if any, the Contingent Consideration.

“Ancillary Documents” means the Sponsor Support Agreement, the Company Support Agreements, the A&R Registration Rights Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act, (b) the UK Bribery Act 2010, and (c) any other anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering, each as applicable.

“Available Closing Cash” means, as of the Closing (and without duplication), (a) the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the Priveterra Stockholder Redemption), plus (b) the amount of immediately available funds funded to Priveterra or the Company prior to the Closing pursuant to any Interim Financing Arrangement entered into prior to the Closing and the amount of funds committed to Priveterra or the Company pursuant to any Interim Financing Arrangement entered into prior to the Closing that are or will be available to Priveterra or the Company, as applicable, (x) upon or immediately following the Closing or (y) within a six-month period following the Closing and the availability of which to Priveterra or the Company, as applicable, is subject only to the passage of time or such conditions as would reasonably be expected to be satisfied within such six-month period (provided, that, any such condition will be deemed not to be reasonably expected to be satisfied if such condition is outside of the Company’s sole control, including, any minimum stock price thresholds, minimum public float, or other trading or listing requirement; provided, however, that, the filing of, or effectiveness of, a registration statement will be deemed to be reasonably expected to be satisfied by the Company), plus (c) any amount of proceeds funded of any Bridge Loan received by the Company prior to the Closing to the extent such amount is not required to be repaid prior to the later of either (A) December 31, 2023 or (B) within the first six months following the Closing, pursuant to the terms of such Bridge Loan, plus (d) the amount of proceeds (in an amount not to exceed the Excess Expenses Amount) immediately available to Priveterra or the Company at or prior to the Closing pursuant to any equity financing provided by Priveterra pursuant to Section 5.18 in respect of any Excess Expenses Amount, in the case of the foregoing clauses (a), (b) (c) and (d) before giving effect to the payment of any Transaction Expenses, minus (e) all Unpaid Priveterra Expenses.

“BLA” means a Biologics License Application within the meaning of the rules and regulations of the FDA.

“Business” means the development of the Company’s proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection for treatment of debilitating medical conditions, as conducted by the Company and its Subsidiaries as of the date of this Agreement.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Change of Control Payment” means (a) any success, change of control, retention, severance, transaction bonus or other similar payment to any Person that is payable due in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Document, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Class A Common Stock” means Class A common stock, $0.0001 par value, of Priveterra.

“Class B Common Stock” means Class B common stock, $0.0001 par value, of Priveterra.

“Closing Equity Value” means (a) $165,000,000, minus (b) the Holdback Equity Pool Closing Value.

“Closing Equity Value Per Share” means (a) the Closing Equity Value, divided by (b) the Fully Diluted Company Capitalization.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means, except as set forth on Section 1.1(a) of the Company Disclosure Schedules, (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company, or (ii) all or substantially all of the assets or businesses of the Company and its Subsidiaries (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any material equity or similar investment in the Company or any of its Subsidiaries. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Business Intellectual Property” means collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Certificate of Incorporation” means the Fourth Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State of the State on April 19, 2017, as amended December 18, 2019, January 8, 2020, November 12, 2020, October 4, 2021 and December 11, 2022.

“Company Certificate of Incorporation Amendment” means the Fifth Certificate of Amendment of the Company Certificate of Incorporation, dated December 11, 2022.

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Priveterra by the Company on the date of this Agreement.

“Company Equity Plan” means the Company Amended and Restated 2013 Stock Incentive Plan, as amended from time to time.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of the Company or any of its Subsidiaries, whether or not due and payable, and not otherwise expressly allocated to a Priveterra Party pursuant to the terms of this Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, (b) any cash payment to any holder of Existing Company Convertible Notes in exchange for the retirement, exchange, exercise and/or surrender of such Existing Company Convertible Notes, in accordance with the terms thereof or otherwise and (c) any other fees, expenses, commissions or amounts that are expressly allocated to the Company or any of its Subsidiaries pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the Transaction Filing Fees. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Priveterra Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a), Section 3.2(b) and Section 3.2(d) (Capitalization), Section 3.3 (Authority) and Section 3.18 (Brokers).

“Company IT Systems” means any and all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, used, licensed, or leased by the Company or its Subsidiaries.

“Company Licensed Intellectual Property” means any and all Intellectual Property Rights owned by or licensed to any Person (other than the Company or any of its Subsidiaries) (i) that are licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries or (ii) for which the Company or any of its Subsidiaries has obtained (or purported to have obtained) a covenant not to be sued.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political, legislative, regulatory or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital, commodity, currency or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, including, changes in SEC guidance related to the accounting of any Pandemic Measures, (v) any Effect that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, Contingent Workers, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto or the Company’s compliance with the terms of this Agreement the taking of any action, or failure to take action, required by this Agreement or with the prior written consent of Priveterra (provided that the exceptions in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.6(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement, or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company and its Subsidiaries, taken as a whole, to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate.

“Company Option” means, as of any determination time, each option to purchase shares of Company Common Stock granted to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company or any of its Subsidiaries that is outstanding and unexercised, including any Subsidiary Rollover Option converted into a Company Option in the Subsidiary Merger.

“Company Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company designated as “Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means any and all Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, including all Registered Intellectual Property filed by or filed in the name of the Company or any of its Subsidiaries.

“Company Shares” means, collectively, the Company Preferred Stock and the Company Common Stock (including, for the avoidance of doubt, the Company Common Stock, if any, issued in connection with the Subsidiary Merger).

“Company Stockholders” means, collectively, the holders of Company Common Stock and the Company Preferred Stock as of any determination time prior to the Effective Time.

“Company Warrant” means the Warrant to Purchase 342,011 Shares of Series B Preferred Stock, issued May 27, 2016, at an exercise price of $7.3097 per share.

“Confidentiality Agreement” means that certain Confidential Disclosure Agreement, dated as of September 21, 2022, between the Company and Priveterra.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contingent Worker” means any individual independent contractor, consultant, contractor, temporary employee or leased employee currently being used by the Company and its Subsidiaries and classified by them as other than an employee, or compensated other than through Form W-2 wages paid by them, through their payroll functions.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“Effect” means any state of facts, event, change, effect, occurrence, circumstance or development.

“Employee Benefit Plan” means each (A) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), (B) each stock option plan, stock purchase plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan and each other employee benefit plan, program, policy, agreement and arrangement not described in (A) above, and (C) each plan or arrangement providing compensation to employees and non-employee directors, in each case that the Company or any of its Subsidiaries maintain, sponsor or contribute to or has any obligation to contribute to, or under or with respect to which the Company or any of its Subsidiaries has or may have any present or future Liability, whether contingent or otherwise, to provide compensation or benefits to or for the benefit of any of its current or former employees, consultants, managers or directors, or the spouses, beneficiaries or other dependents thereof (other than a “multiemployer plan” (within the meaning of Section 3(37) of ERISA)).

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Plans” means the Company Equity Plan and the Subsidiary Equity Plan.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, unit, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means (a) the Closing Equity Value Per Share, divided by (b) the Priveterra Share Value.

“Exempt Company Convertible Notes” means the Existing Company Convertible Notes set forth on Section 1.1(d) of the Company Disclosure Schedules.

“Exempt Company Noteholders” means, collectively, the holders of the Exempt Company Convertible Notes.

“Existing Company Convertible Notes” means the convertible promissory notes issued by the Company set forth on Section 1.1(b) of the Company Disclosure Schedules, (including the Exempt Company Convertible Notes).

“Existing Company Noteholders” means, collectively, the holders of the Existing Company Convertible Notes.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financing Arrangement” means any private placement of Priveterra Common Stock, Company Shares or any other Equity Securities of Priveterra or the Company, bridge financing or other debt financing, convertible notes offering, forward purchase arrangement, backstop commitment, equity commitment letter, equity line of credit or other similar financing arrangement, in each case as mutually agreed upon by the Parties, that closes, is committed to Priveterra or the Company, or is otherwise consummated prior to or concurrently with the Closing.

“Fraud” with respect to any Party, means a Willful Breach by such Party of the representations and warranties set forth in Article 3 or Article 4, as applicable, or in any certificate delivered hereunder, with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Fully Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on an as-converted basis (including, for the avoidance of doubt, (i) the number of shares of Company Common Stock issuable upon conversion of a share of Company Preferred Stock (including any shares of Company Preferred Stock issuable upon the exercise of the Company Warrant) based on the then applicable conversion ratio, (ii) the number of shares of Company Common Stock, if any, issuable in connection with the Subsidiary Merger, and (iii) the number of shares of Company Common Stock issuable pursuant to the transactions set forth on Section 1.1(e) of the Company Disclosure Schedules), (b) the number of shares of Company Common Stock issuable upon conversion of the Existing Company Convertible Notes, and (c) the aggregate number of shares of Company Common Stock (on a net exercise basis) subject to issued and outstanding Company Options and Subsidiary Rollover Options (excluding for this purpose the number of shares of Company Common Stock subject to (x) any Unvested Company Options, (y) any Unvested Subsidiary Rollover Options, and (z) any Vested Company Options that are Out-of-the-Money Options or Vested Subsidiary Rollover Options that are Out-of-the-Money Options). Notwithstanding anything herein to the contrary, the Fully Diluted Company Capitalization shall exclude any shares of Company Common Stock issued or issuable in connection with any Interim Financing Arrangement.

“GAAP” means United States generally accepted accounting principles.

“Good Laboratory Practices” mean the then current standards for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Part 58, and such applicable standards of good laboratory practices as are required by Governmental Entities in any other countries in which the Company Products are intended to be sold.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Healthcare Laws” means all Laws relating to patient care or human health and safety, including, as amended from time to time, any such Law pertaining to the research (including preclinical, nonclinical and clinical research or studies), development, testing, production, manufacture, transfer, storing, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of biological products, including (i) the FDCA and the Public Health Service Act (42 U.S.C. §201 et seq.), and (ii) all Laws relating to any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Entity, the 21st Century Cures Act (Pub. L. 114-255), and any state or federal Law the purpose of which is to protect the privacy of individually-identifiable patient information, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, TRICARE (10 U.S.C. Section 1071 et seq.), the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign Laws related to the reporting of manufacturer payments or transfers of value to health care professionals, in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents, and any other requirements of Law relating to the Business.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means an option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Initial Business Plan” means the initial business plan of the Company, delivered to Priveterra by the Company prior to the Closing and as is reasonably acceptable to Priveterra.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing (collectively, “Patents”), (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names, social media accounts or identifiers, corporate names and other source or business identifiers, whether or not registered together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”), (c) copyrights and rights in works of authorship, design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions, restorations and reversions of any of any of the foregoing (collectively, “Copyrights”), (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, methods, processes, experience, techniques and processes, whether patentable or not, (e) rights in or to Software or other technology, (f) rights in databases and compilations, including rights in data and collections of data, whether machine readable or otherwise, (g) publicity rights and privacy rights and (h) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world, and the right to assert, claim or sue and collect damages for the past, present or future infringement, misappropriation or other violation of any of the foregoing.

“Interim Financing Arrangement” means the financing arrangements contemplated by Section 5.17 and any other Financing Arrangement that the Company and SPAC expressly designate as an “Interim Financing Arrangement” in an agreement in writing which makes reference to this Agreement and has been duly authorized, executed and delivered by each of the Company and SPAC.

“Investment Company Act” means the Investment Company Act of 1940.

“Key Employee” means any individual employed by the Company or any of its Subsidiaries who directly reports to, or is, the Chief Executive Officer.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts and liabilities, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, covenant not to sue granted to a third party, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Listing Exchange” means Nasdaq, or such other national securities exchange mutually acceptable to Priveterra and the Company.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Merger Consideration” means with respect to each outstanding share of Company Common Stock (on an as converted basis after taking into effect the conversion of the Company Preferred Stock and the Existing Company Convertible Notes and after giving effect to the issuance of Company Common Stock, if any, in connection with the Subsidiary Merger and pursuant to the transactions set forth on Section 1.1(e) of the Company Disclosure Schedules) a number of shares of Class A Common Stock equal to the Exchange Ratio (and with an aggregate value equal to the Closing Equity Value), allocated to the Company Stockholders (on an as converted basis after taking into effect the conversion of the Company Preferred Stock and the Existing Company Convertible Notes and after giving effect to the issuance of Company Common Stock, if any, in connection with the Subsidiary Merger and pursuant to the transactions set forth on Section 1.1(e) of the Company Disclosure Schedules) as set forth on the Allocation Schedule.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the Company or any of its Subsidiaries on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Out-of-the-Money Option” means (a) a Company Option that, as of immediately prior to the consummation of the Merger, has an exercise price per share (after giving effect to the adjustment set forth in Section 2.5) greater than or equal to the Closing Equity Value Per Share and (b) a Subsidiary Rollover Option that, as of immediately prior to the consummation of the Merger, has an exercise price per share (after giving effect to the adjustments set forth in Section 2.5) greater than or equal to the Closing Equity Value Per Share.

“Pandemic Measures” means (i) any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, directive, pronouncement, guideline or recommendation of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the World Health Organization in connection with or in respect of COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak, and (ii) any acts or omissions by the Company or its Subsidiaries that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company, its Subsidiaries or the Business as may result from COVID-19.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, Consents, authorizations, clearances, licenses, registrations, permits or certificates of or issued by a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet delinquent as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s or its Subsidiaries’ use or occupancy of such real property for the operation of the Business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property for the operation of the Business and do not prohibit or materially interfere with the Company’s or its Subsidiaries’ use or occupancy of such real property for the operation of the Business, (e) in the case of the Leased Real Property, any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property, (f) the Real Property Leases, (g) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (h) Liens that do not, individually or in the aggregate, materially and adversely affect or materially disrupt the ordinary course operation of the Business and (i) non-exclusive grants by the Company or its Subsidiaries of Intellectual Property Rights in the ordinary course of business consistent with past practice and that are not material to the Company or any of its Subsidiaries.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data in the Company’s possession, custody, or control, that identifies, or that could reasonably be used to identify, any natural person or device or household.

“Pre-Closing Priveterra Stockholders” means the holders of Priveterra Common Stock at any time prior to the Effective Time.

“Privacy Laws” means all applicable Laws that govern the Processing of Personal Data or governing privacy, data protection, data security, or data or security breach notification.

“Priveterra Acquisition Proposal” means any transaction or series of related transactions under which Priveterra or any of its Affiliates, directly or indirectly (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s), or (iii) acquires or otherwise purchases at least a majority of the voting securities of such Person(s) or all or substantially all of the assets or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Priveterra Acquisition Proposal.

“Priveterra Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of Priveterra Acquisition Corp., effective as of February 8, 2021, as amended pursuant to that Certificate of Correction, effective as of August 22, 2022.

“Priveterra Common Stock” means Class A Common Stock and Class B Common Stock.

“Priveterra Filing Breach” means the failure of Priveterra or Sponsor to (i) furnish, on a timely basis, such information concerning itself, its subsidiaries, officers, directors, managers, stockholders, and other equityholders, or such other information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by the Company or its Representatives in connection with the preparation of the Registration Statement/Proxy Statement, or any amendment thereto, or (ii) promptly file the Registration Statement/Proxy Statement (or any amendment thereto) when such Registration Statement/Proxy Statement (or any amendments thereto) is ready to be filed.

“Priveterra Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Priveterra on the date of this Agreement.

“Priveterra Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of any Priveterra Party or that any Priveterra Party is obligated to pay, prior to and through the Closing Date, and whether paid or unpaid, whether or not then payable, prior to or at the Closing, in connection with (x) Priveterra’s initial public offering, (y) the negotiation, preparation and execution of this Agreement and the Ancillary Documents, the performance of and compliance with the terms of this Agreement and the Ancillary Documents to be performed or complied with at or before Closing and the consummation of the all transactions contemplated hereby and thereby, and (z) any other activities of any Priveterra Party since Priveterra’s initial public offering, including (i) any deferred underwriter fees, discounts and commissions in connection with Priveterra’s initial public offering, (ii) the unreimbursed fees, costs, expenses and disbursements of legal counsel, accountants, advisors and consultants of Priveterra and its Subsidiaries, (iii) the fees, costs and expenses associated with the Priveterra D&O Tail, (iv) the fees, costs and expenses incurred in connection with any Interim Financing Arrangement, including any cash financing fees, costs or expenses, or any advisory fees, costs or expenses paid or payable to any third-party advisor to any Priveterra Party, in each case, incurred in connection with any Interim Financing Arrangement (but excluding any conversion discount or any other non-cash expense incurred in connection with any Interim Financing Agreement), and (v) any fees, costs, expenses, commissions or amounts that are expressly allocated to Priveterra or any of its Subsidiaries pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the Transaction Filing Fees. Notwithstanding the foregoing or anything to the contrary herein, Priveterra Expenses shall not include any Company Expenses.

“Priveterra Expenses Cap” means $10,000,000 or such other amount as may be otherwise mutually agreed in writing by Priveterra and the Company.

“Priveterra Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6(a), Section 4.6(b) (Capitalization) and Section 4.17 (Priveterra Expenses).

“Priveterra Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of the Priveterra Parties, taken as a whole, or (b) the ability of Priveterra or Merger Sub to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Priveterra Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political, legislative, regulatory or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital, commodity, currency or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, including, changes in SEC guidance related to the accounting of any Pandemic Measures, (v) any Effect that is generally applicable to the industries or markets in which any Priveterra Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Priveterra Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto or Priveterra’s compliance with the terms of this Agreement the taking of any action, or failure to take action, required by this Agreement or with the prior written consent of the Company (provided that the exceptions in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any Priveterra Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any Effect relating to the Company or its Subsidiaries or the Company Stockholders, (x) any Priveterra Stockholder Redemption, in and of itself, or (xi) any breach of any covenants, agreements or obligations of an Investor under any Interim Financing Arrangement (including any breach of the obligations to fund any person’s commitment thereunder when required); provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Priveterra Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the Priveterra Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Priveterra Parties operate.

“Priveterra Parties” means, collectively, Priveterra and Merger Sub.

“Priveterra Share Value” means $10.00.

“Priveterra Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Priveterra Common Stock entitled to vote thereon, whether in person or by proxy at the Priveterra Stockholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Priveterra and applicable Law.

“Priveterra Stockholder Redemption” means the right of the holders of Class A Common Stock to redeem all or a portion of their Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Priveterra Certificate of Incorporation.

“Priveterra Warrants” means, collectively, the Priveterra Unit Warrants and the Private Placement Warrants.

“Proceeding” means any lawsuit, litigation, action, audit, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, acquisition, receipt, storage, processing, recording, distribution, transfer, sharing, organization, adaptation, alteration, import, export, protection (including security measures), de-identification, deletion, destruction, disposal, dissemination or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, as amended from time to time and pursuant to which the Company or, if applicable, any of its Subsidiaries, leases or sub-leases any real property.

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of the Priveterra Certificate of Incorporation.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and internet domain name registrations.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of February 8, 2021, by and between Priveterra, the Sponsor and the other party thereto.

“Regulatory Permits” means all Permits granted by the FDA or any comparable Governmental Entity to the Company or any of its Subsidiaries, including investigational new drug applications, Biologics License Applications, manufacturing approvals and authorizations, clinical trial authorizations and ethical reviews, or their national or foreign equivalents.

“Representatives” means, with respect to a Person, such Person’s directors, officers and employees, and legal, financial, internal and independent accounting and other advisors and representatives.

“Required Governing Document Proposals” means the approval of the Amended and Restated Certificate of Incorporation and Bylaws of Priveterra in the form attached hereto as Exhibit D and Exhibit E, respectively.

“Sanctions and Export Control Laws” means any applicable Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Priveterra Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” means any and all (a) computer software and programs, including any and all software implementations of algorithms, models and methodologies and all databases and compilations, whether in source code or object code, (b) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (c) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor Forfeiture Shares” means a number of shares of Class A Common Stock equal to the “Sponsor Forfeiture Amount” (as defined in the Sponsor Support Agreement).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Subsidiary Common Stock” means common stock, par value $0.0001 per share, of ABP Sub.

“Subsidiary Equity Plan” means the ABP Sub, Inc. 2019 Incentive Award Plan, as amended from time to time.

“Subsidiary Option” means, as of any determination time, each option to purchase shares of the common stock of ABP Sub granted to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company or any of its Subsidiaries that is outstanding and unexercised.

“Tax” means any U.S. federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative or add-on minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, disability, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes or other like governmental fees or assessments, in each case, in the nature of taxes, together with any interest, deficiencies, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, reports, declarations, claims for refund, estimates or other documents relating to Taxes, together with any schedules or attachment thereto or amendments thereof, filed or required to be filed with any Tax Authority.

“Transaction Expenses” means all Company Expenses and Priveterra Expenses.

“Transaction Filing Fees” means (a) the HSR Act filing fee, (b) any lodgment or filing fees in connection with the filing of the Registration Statement/Proxy Statement with the SEC and (c) the fees and expenses payable to the Listing Exchange in connection with the listing of the Priveterra Common Stock to be issued in connection with the Merger.

“Transaction Share Consideration” means an aggregate number of shares of Class A Common Stock equal to (a) the Closing Equity Value, divided by (b) the Priveterra Share Value.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of the Closing.

“Unpaid Priveterra Expenses” means the Priveterra Expenses that are unpaid as of the Closing.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Unvested Subsidiary Rollover Option” means each Subsidiary Rollover Option outstanding as of immediately prior to the Effective Time (after giving effect to the Subsidiary Merger) that is not a Vested Subsidiary Rollover Option.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“Vested Subsidiary Rollover Option” means each Subsidiary Rollover Option outstanding as of immediately prior to the Effective Time (after giving effect to the Subsidiary Merger) that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful failure to perform, in each case, that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

Section 1.2            Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ABP Merger Sub Certificates	2.1(a)(vi)
ABP Sub	2.1(a)(i)
Additional Company Financial Statements	5.7
Additional Priveterra SEC Reports	4.7
Agreement	Introduction
Allocation Schedule	2.4

Term	Section
A&R Registration Rights Agreement	Recitals
Audited Company Financial Statements	3.5
Bridge Loan	5.17(c)
Bridge Loan Amount	5.17(c)
CARES Act	3.17(o)
CD BLA Outside Date	2.2(a)(ii)
CD BLA Contingent Consideration Shares	2.2(a)(ii)
Certificate of Merger	2.1(b)(ii)
Certificates	2.1(b)(vii)
Change of Control	2.2(d)
Chronic Migraine Outside Date	2.2(a)(iv)
Chronic Migraine Contingent Consideration Shares	2.2(a)(iv)
Closing	2.3
Closing Date	2.3
Closing Filing	5.4(b)
Closing Press Release	5.4(b)
Company	Introduction
Company Bridge Loan	5.17(b)
Company Bridge Loan Amount	5.17(b)
Company Bridge Loan Date	5.17(b)
Company Board	Recitals
Company D&O Persons	5.15(a)
Company D&O Tail Policy	5.15(c)
Company Designees	5.16(b)
Company Interim Financing Agreement	5.17(d)
Company Financial Statements	3.5
Company Related Party	3.20
Company Related Party Transactions	3.20
Company Stockholder Interim Financing Commitments	5.17(a)
Company Noteholder Support Agreements	Recitals
Company Support Agreements	Recitals
Company Stockholder Support Agreements	Recitals
Company Stockholder Written Consent	5.13
Company Stockholder Written Consent Deadline	5.13
Confidential Intellectual Property	3.14(f)
Contingent Consideration	2.2(a)
Contingent Consideration Shares	2.2(a)
Creator	3.14(e)
DGCL	Recitals

Term	Section
Dissenting Shares	2.6
Effective Time	2.1(b)(ii)
Enforceability Exceptions	3.3
Episodic Migraine Outside Date	2.2(a)(iii)
Episodic Migraine Contingent Consideration Shares	2.2(a)(iii)
Excess Expenses Amount	5.18
Exchange Agent	2.7(a)
Exchange Agent Agreement	2.7(a)
Exchange Fund	2.7(c)
Extension Approval	5.23(b)
Extension Meeting	5.23(a)
Extension Proxy Statement	5.23(a)
FDCA	3.24(d)
Government Funded IP	3.14(l)
Intended Tax Treatment	Recitals
Interim Period	5.1
Investors	Recitals
Leased Real Property	3.19(b)
Letter of Transmittal	2.7(b)
Licensed Patents	3.14(a)
Material Contracts	3.8(a)
Material Permits	3.7
Merger	Recitals
Merger Sub	Introduction
Migraine Phase 3 Outside Date	2.2(a)(i)
Migraine Phase 3 Contingent Consideration Shares	2.2(a)(i)
New Equity Incentive Plan	5.7
New ESPP	5.20
Non-Redemption Agreements	Recitals
Officers	5.16(b)
Outside Dates	2.2(a)(iv)
Parties	Introduction
Permitted Transfer	2.2(f)
Privacy and Data Security Policies	3.21(a)
Privacy Requirements	3.21(a)
Private Placement Warrants	Recitals
Priveterra	Introduction
Priveterra Bridge Loan	5.17(c)
Priveterra Bridge Loan Amount	5.17(c)
Priveterra Bridge Loan Date	5.17(c)
Priveterra Board	Recitals

Term	Section
Priveterra D&O Persons	5.14(a)
Priveterra D&O Tail Policy	5.14(c)
Priveterra Designee	5.16(c)
Priveterra Interim Financing Agreement	5.17(c)
Priveterra Financial Statements	4.13(d)
Priveterra Related Party	4.9
Priveterra Related Party Transactions	4.9
Priveterra SEC Reports	4.7
Priveterra Stockholders Meeting	5.8
Proxy Statement/Prospectus	5.7
Public Stockholders	8.18
Qualifying License	2.2(a)(iv)
Registration Statement	5.7
Registration Statement/Proxy Statement	5.7
Required Transaction Proposals	5.8
Rollover Option	2.5(b)
Shortfall	2.2(c)
Signing Filing	5.4(b)
Signing Press Release	5.4(b)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Subsidiary Merger	2.5(a)
Subsidiary Merger Certificate of Merger	2.1(a)(ii)
Subsidiary Merger Effective Time	2.1(a)(ii)
Subsidiary Merger Surviving Corporation	2.1(a)(i)
Subsidiary Option Exchange Ratio	2.5(a)
Subsidiary Rollover Options	2.5(a)
Subsidiary Securities	3.4(b)
Surviving Corporation	2.1(b)(i)
Termination Date	7.1(d)
Transaction Litigation	5.19
Trust Account	8.18
Trust Agreement	4.8
Trustee	4.8
Unaudited Company Financial Statements	3.5
Waived 280G Payments	5.21
Waived Amount	5.17(b)

Article 2
THE MERGER

Section 2.1            Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)            Subsidiary Merger.

(i)            On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date and immediately prior to the Merger, ABP Sub, Inc. (“ABP Sub”) shall merge with and into the Company (the “Subsidiary Merger”) at the Subsidiary Merger Effective Time. Following the Subsidiary Merger Effective Time, the separate existence of ABP Sub shall cease and the Company shall continue as the surviving company of the Subsidiary Merger (the “Subsidiary Merger Surviving Corporation”).

(ii)            On the Closing Date and prior to the Effective Time, the Company shall cause a certificate of ownership and merger, (the “Subsidiary Merger Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Subsidiary Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by Priveterra and the Company and specified in the Certificate of Merger, and in any event prior to the Effective time (the time the Subsidiary Merger becomes effective being referred to herein as the “Subsidiary Merger Effective Time”).

(iii)            The Subsidiary Merger shall have the effects set forth in Section 253 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Subsidiary Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and ABP Sub shall vest in the Subsidiary Merger Surviving Corporation and all Liabilities, obligations, restrictions, disabilities and duties of or applicable to each of the Company and ABP Sub shall become the Liabilities, obligations, restrictions, disabilities and duties of or applicable to the Subsidiary Merger Surviving Corporation, in each case, in accordance with the DGCL.

(iv)            At the Subsidiary Merger Effective Time, the Governing Documents of the Company shall be the Governing Documents of the Subsidiary Merger Surviving Corporation, in each case, until thereafter changed or amended as provided herein, therein or by applicable Law.

(v)            At the Subsidiary Merger Effective Time, the directors and officers of the Company immediately prior to the Subsidiary Merger Effective Time shall be the initial directors and officers of the Subsidiary Merger Surviving Corporation, each to hold office in accordance with the Governing Documents of the Subsidiary Merger Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)           At the Subsidiary Merger Effective Time, by virtue of the Subsidiary Merger and without any action on the part of any Party or any other Person, each share of capital stock of ABP Sub issued and outstanding immediately prior to the Subsidiary Merger Effective Time (other than any share of capital stock of ABP Sub cancelled in accordance with clause (vii) immediately below) shall be converted into 75.29 shares of Company Common Stock. From and after the Subsidiary Merger Effective Time, the holder(s) of certificates (the “ABP Merger Sub Certificates”), if any, evidencing ownership of any share of capital stock of ABP Sub issued and outstanding immediately prior to the Subsidiary Merger Effective Time and any share of capital stock of ABP Sub issued and outstanding immediately prior to the Subsidiary Merger Effective Time held in book-entry form issued and outstanding immediately prior to the Subsidiary Merger Effective Time shall each cease to have any rights with respect to such shares of capital stock of ABP Sub except as otherwise expressly provided for herein or under applicable Law.

(vii)          At the Subsidiary Merger Effective Time, by virtue of the Subsidiary Merger and without any action on the part of any Party or any other Person, any share of capital stock of ABP Sub issued and outstanding immediately prior to the Subsidiary Merger Effective Time held immediately prior to the Subsidiary Merger Effective Time by either (x) the Company or (y) ABP Sub as treasury stock shall, in the case of either of the foregoing clause (x) or (y), be canceled and extinguished, and no consideration shall be paid with respect thereto.

(b)            Merger.

(i)            On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date and immediately following the Subsidiary Merger Effective Time, Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”).

(ii)            At the Closing, the Parties shall cause a certificate of merger, in a form reasonably satisfactory to the Company and Priveterra (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by Priveterra and the Company and specified in the Certificate of Merger, and in any event immediately following the Subsidiary Merger Effective Time (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii)          The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all Liabilities, obligations, restrictions, disabilities and duties of or applicable to each of the Company and Merger Sub shall become the Liabilities, obligations, restrictions, disabilities and duties of or applicable to the Surviving Corporation, in each case, in accordance with the DGCL.

(iv)          At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)           At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)          At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

(vii)         At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than Dissenting Shares and the Company Shares cancelled in accordance with clause (viii) immediately below) issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive a number of shares of Class A Common Stock equal to the Merger Consideration. From and after the Effective Time, the holder(s) of certificates (the “Certificates”), if any, evidencing ownership of Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii)        At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix)           At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Warrant that is issued and outstanding immediately prior to the Effective Time shall be automatically exercised for the maximum number of shares of the applicable series of Company Preferred Stock to which the holder of the Company Warrant is entitled under the terms of the Company Warrant, each of which shares of Company Preferred Stock shall automatically be converted into the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible pursuant to the Company Certificate of Incorporation and which Company Shares shall automatically be canceled and converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(vii).

Section 2.2            Contingent Consideration.

(a)            Following the Closing, in addition to the consideration to be received pursuant to Sections 2.1(b)(vii) and 2.5 and as part of the overall Aggregate Consideration, certain of the Company Stockholders set forth on Section 2.2(a) of the Company Disclosure Schedules (the “Participating Company Stockholders”) shall be issued a portion (as set forth opposite such Participating Company Stockholder’s name on Section 2.2(a) of the Company Disclosure Schedules) of (x) up to 16,000,000 additional shares of Class A Common Stock plus (y) any Sponsor Forfeiture Shares (in the aggregate, the “Contingent Consideration” and such shares of Class A Common Stock, the “Contingent Consideration Shares”), as follows:

(i)            an amount equal to one million (1,000,000) shares of Class A Common Stock, in the aggregate, if, on or before June 30, 2025 (as it may be extended pursuant to Section 2.2(c), the “Migraine Phase 3 Outside Date”), the Company shall have commenced a Phase 3 clinical study for the treatment of chronic migraine or episodic migraine, which Phase 3 clinical study will have been deemed to commence upon the first subject having received a dose of a Company Product in connection with such Phase 3 clinical study (such 1,000,000 shares of Class A Common Stock, plus any Sponsor Forfeiture Shares issued in connection therewith, the “Migraine Phase 3 Contingent Consideration Shares”); and

(ii)           an amount equal to four million (4,000,000) shares of Class A Common Stock, in the aggregate, if, on or before November 30, 2026 (as it may be extended pursuant to Section 2.2(c), the “CD BLA Outside Date”), the Company shall have received from the FDA acceptance for review of the BLA submitted by the Company for the treatment of cervical dystonia (such 4,000,000 shares of Class A Common Stock, the “CD BLA Contingent Consideration Shares”);

(iii)          an amount equal to four million (4,000,000) shares of Class A Common Stock, in the aggregate, if, on or before June 30, 2029 (as it may be extended pursuant to Section 2.2(c), the “Episodic Migraine Outside Date”), the Company shall have received from the FDA acceptance for review of the BLA submitted by the Company for the treatment of episodic migraine (such 4,000,000 shares of Class A Common Stock, the “Episodic Migraine Contingent Consideration Shares”); provided that in the event the satisfaction of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares pursuant to this clause (iii) occurs prior to the satisfaction of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares pursuant to the following clause (iv), then the number of Episodic Migraine Contingent Consideration Shares shall be increased to eleven million (11,000,000) shares of Class A Common Stock plus any Sponsor Forfeiture Shares issued in connection therewith; and

(iv)          an amount equal to seven million (7,000,000) shares of Class A Common Stock, in the aggregate, if, on or before June 30, 2028 (as it may be extended pursuant to Section 2.2(c), the “Chronic Migraine Outside Date”, and together with the Migraine Phase 3 Outside Date, the CD BLA Outside Date and the Episodic Migraine Outside Date, the “Outside Dates”), the Company shall have received from the FDA acceptance for review of the BLA submitted by the Company for the treatment of chronic migraine (such 7,000,000 shares of Class A Common Stock, the “Chronic Migraine Contingent Consideration Shares”); provided that in the event that the number of Episodic Migraine Contingent Consideration Shares is increased to eleven million (11,000,000) pursuant to the proviso to the foregoing clause (iii), then the number of Chronic Migraine Contingent Consideration Shares shall be decreased to an amount equal to any Sponsor Forfeiture Shares, if any, that are issued in connection therewith, and no other Contingent Consideration Shares will be issued pursuant to this clause (iv) in connection with the satisfaction of the conditions to the issuance of the Chronic Migraine Contingent Consideration Shares.

(v)           Notwithstanding the foregoing, in the event that the Company licenses any of its products (except in connection with migraine or cervical dystonia indications) to a third-party licensor for distribution in the U.S. market (a “Qualifying License”) prior to the satisfaction of (x) the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares pursuant to the preceding clause (iii) and (y) the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares pursuant to the preceding clause (iv), then upon the entry of the Company into such Qualifying License, two million (2,000,000) shares of Class A Common Stock shall become due and payable to the Company Stockholders and the number of Episodic Migraine Contingent Consideration Shares and (A) the number of Episodic Migraine Contingent Consideration Shares shall be reduced by one million (1,000,000) or by two million (2,000,000) if the proviso to the preceding clause (iii) applies and (B) the number of Chronic Migraine Contingent Consideration Shares shall be reduced by one million (1,000,000), but not below zero.

(vi)            Notwithstanding anything herein to the contrary, the Sponsor Forfeiture Shares, if any, shall be added to the amount of any Contingent Consideration Shares that are issued the first time that the conditions for the issuance of any Contingent Consideration Shares are satisfied.

(b)            Except as otherwise specified pursuant to Section 2.2(d), upon the satisfaction of the conditions for the issuance of any Contingent Consideration Shares pursuant to Section 2.2(a), then within ten (10) Business Days following the achievement of the applicable conditions for the issuance of any Contingent Consideration Shares, Priveterra shall issue the applicable Contingent Consideration Shares to each Participating Company Stockholder according to such Participating Company Stockholder’s pro rata percentage as set forth on Section 2.2(a) of the Company Disclosure Schedules.

(c)            In the event that the Company is unable to obtain, after exercising commercially reasonable efforts, an aggregate amount of proceeds from any Financing Arrangement (including any Interim Financing Arrangement) equal to the amount of proceeds contemplated in the Initial Business Plan following the date hereof and prior to the date(s) specified in the Initial Business Plan (any such amount, a “Shortfall”), then each of the Outside Dates shall be extended commensurately until the Company consummates a Financing Arrangement resulting in aggregate proceeds to the Company equal to any such Shortfall.

(d)            Following the Closing, if a Change of Control of Priveterra shall occur on or before the applicable Outside Date set forth in Section 2.2(a), respectively, then the conditions for the issuance of any Contingent Consideration that remains unissued as of immediately prior to the consummation of such Change of Control shall be deemed to have been achieved and any such Contingent Consideration shall immediately become payable and the Participating Company Stockholders shall be entitled to receive such Contingent Consideration immediately prior to the consummation of such Change of Control. Any Contingent Consideration shall be payable to the Company Stockholders as specified on the Allocation Schedule. For the purposes of this Agreement, a “Change of Control” shall have been deemed to occur with respect to Priveterra upon:

(i)            the sale, lease, license, distribution, dividend or transfer, in a single transaction or a series of related transactions, of more than fifty percent (50%) of the assets of Priveterra and its Subsidiaries taken as a whole; or

(ii)            a merger, consolidation or other business combination of Priveterra (or any Subsidiary or Subsidiaries that alone or together represent more than fifty percent (50%) of the consolidated business of Priveterra at that time) or any successor or other entity holding, directly or indirectly, fifty percent (50%) or more of all the assets of Priveterra and its Subsidiaries that results in the stockholders of Priveterra (or such Subsidiary or Subsidiaries) or any successor or other entity holding, directly or indirectly, fifty percent (50%) or more of the assets of Priveterra and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than fifty percent (50%) of the voting power of Priveterra (or such Subsidiary or Subsidiaries) or any successor, other entity or surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions.

(e)            The Contingent Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Class A Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Class A Common Stock, occurring on or after the date hereof and prior to the time any such Contingent Consideration is delivered to the Contingent Company Stockholders, if any.

(f)             The right of the Participating Company Stockholders to receive the Contingent Consideration (i) is solely a contractual right and will not be evidenced by a certificate and does not constitute a security or other instrument, (ii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than upon written notice to Priveterra pursuant to a Permitted Transfer, and (iii) does not give the Participating Company Stockholders any right to receive interest payments. There is no guaranty or other assurance of any kind that any Contingent Consideration will be payable hereunder (regardless of any projections, models, forecasts or any other financial data generated by, or provided to, the Company, Priveterra or their respective Affiliates or Representatives). For purposes of this Agreement, “Permitted Transfer” means (A) a transfer on death by will or intestacy, (B) a transfer by instrument to an inter vivos or testamentary trust for beneficiaries upon the death of the trustee, (C) a transfer made pursuant to an order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation), (D) a transfer by a partnership or limited liability company through a distribution to its partners or members, as applicable, in each case without consideration, (E) a transfer made by operation of law (including a consolidation or merger) or as pursuant to the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, or (F) a transfer by a Participating Company Stockholder to one of its Affiliates after providing not less than ten (10) Business Days written notice to Priveterra and the Company, or (G) a transfer to any lender to a Participating Company Stockholder, solely for purposes of creating a security interest therein or otherwise assigning as collateral security.

Section 2.3            Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as Priveterra and the Company may agree in writing, or electronically by exchange of the closing deliverables by the means provided in Section 8.11.

Section 2.4            Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Priveterra an allocation schedule (the “Allocation Schedule”) setting forth, after giving effect to the Subsidiary Merger and the transactions set forth on Section 1.1(e) of the Company Disclosure Schedules, (a) the number of Equity Securities held by each Company Stockholder, the number of shares of Company Common Stock subject to each Company Warrant held by each holder thereof, the number of shares of Company Common Stock subject to each Company Option held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time, the number of shares of Company Common Stock subject to each Subsidiary Rollover Option held by each holder thereof, as well as whether each such Subsidiary Rollover Option will be a Vested Subsidiary Rollover Option or an Unvested Subsidiary Rollover Option as of immediately prior to the Effective Time, and, in the case of the Company Options, Subsidiary Rollover Options and Company Warrant, the exercise price thereof, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (b) the number of shares of Class A Common Stock that will be subject to each Rollover Option and the exercise price of each such Rollover Option at the Effective Time, in each case, determined in accordance with Section 2.5, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (c) the portion of the Transaction Share Consideration allocated to each Company Stockholder pursuant to Section 2.1(b)(vii), as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (d) the portion of the Contingent Consideration allocated to each Company Stockholder, in the event that any Contingent Consideration becomes payable, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, and (e) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (a), (b), (c) and (d) of this Section 2.4 are, and will be as of immediately prior to the Effective Time, (i) true and correct in all respects, and (ii) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company and applicable Laws and, in the case of Company Options, the Company Equity Plan and any applicable grant or similar agreement with respect to any such Company Option and, in the case of the Subsidiary Rollover Options, the Subsidiary Equity Plan and any applicable grant or similar agreement with respect to any such Subsidiary Rollover Option and, in the case of the Company Warrant, the terms of the applicable warrant agreement. The Company will review any comments to the Allocation Schedule provided by Priveterra or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by Priveterra or any of its Representatives to correct inaccuracies. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Class A Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(b)(vii) will be rounded down to the nearest whole share.

Section 2.5            Treatment of Equity Awards.

(a)            Treatment of Subsidiary Options. At the Subsidiary Merger Effective Time, by virtue of the Subsidiary Merger and without any action of any Party or any other Person, each Subsidiary Option (whether vested or unvested) shall cease to represent the right to purchase shares of Subsidiary Common Stock and shall be converted into an option to purchase shares of Company Common Stock (each, a “Subsidiary Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Subsidiary Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Company Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Subsidiary Common Stock subject to the corresponding Subsidiary Option immediately prior to the effective time of the Subsidiary Merger, multiplied by (B) the Subsidiary Option Exchange Ratio, and (ii) have an exercise price per share of Company Common Stock (rounded up to the nearest whole cent) subject to such Subsidiary Rollover Option equal to (A) the exercise price per share of Subsidiary Common Stock applicable to the corresponding Subsidiary Option immediately prior to the effective time of the Subsidiary Merger, divided by (B) the Subsidiary Option Exchange Ratio. Each Subsidiary Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Subsidiary Option immediately prior to the effective time of the Subsidiary Merger, except for terms rendered inoperative by reason of the transactions contemplated by the operative documents of the Subsidiary Merger or for such other immaterial administrative or ministerial changes as the Company Board (or the compensation committee of the Company Board) may determine in good faith are appropriate to effectuate the administration of the Subsidiary Rollover Options. Such conversion shall occur in a manner intended to comply with (x) for any Subsidiary Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code, and (y) in each case, the requirements of Section 409A of the Code. For purposes of this Agreement, “Subsidiary Option Exchange Ratio” shall mean a fraction, the numerator of which is the fair market value per share of Subsidiary Common Stock as of immediately prior to the closing of the Subsidiary Merger, as determined by the mutual agreement of the Company and Priveterra (such mutual agreement not to be unreasonably withheld, conditioned or delayed) and the denominator of which is the Closing Equity Value Per Share.

(b)            Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.5(c)), each Company Option (whether a Vested Company Option or an Unvested Company Option), including any Subsidiary Options that have been converted into Company Options in accordance with Section 2.5(a)), shall cease to represent the right to purchase shares of Company Common Stock and shall be converted into an option to purchase shares of Class A Common Stock (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the Priveterra Board (or the compensation committee of the Priveterra Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner intended to comply with (x) for any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code, and (y) in each case, the requirements of Section 409A of the Code.

(c)            Prior to the (i) Closing, in the case of Company Options, and (ii) the consummation of the Subsidiary Merger, in the case of Subsidiary Options, the Company and/or the Subsidiary, as applicable, shall take, or cause to be taken, all necessary or appropriate actions under the applicable Equity Plan (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.5. At the Effective Time, Priveterra shall assume the Equity Plans and (1) all Company Options (whether vested or unvested) shall no longer be outstanding and shall automatically be converted into Rollover Options and each holder thereof shall cease to have any rights with respect thereto or under the applicable Equity Plan, except as otherwise expressly provided for in this Section 2.5, and (2) all shares of Company Common Stock reserved for issuance pursuant to the Equity Plans shall automatically be cancelled.

Section 2.6            Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Company Shares in accordance with Section 262 of the DGCL (such Company Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Company Shares) shall not be converted into a right to receive a portion of the Aggregate Consideration, but instead shall entitle the holder thereof only to such rights as may be granted under Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Aggregate Consideration, if any, to which such holder is entitled pursuant to Section 2.1 or 2.2, as applicable, without interest thereon. The Company shall provide Priveterra with prompt written notice of any demands received by the Company for appraisal of Company Shares, any written withdrawal of any such demand and any other written demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Priveterra shall be consulted with respect to all material negotiations and proceedings with respect to such demands. Except with the prior written consents of Priveterra, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.7            Closing Actions and Deliverables.

(a)            At least five (5) Business Days prior to the Closing Date, Priveterra shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging Certificates, if any, representing the Company Shares, and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, for the portion of the Merger Consideration issuable in respect of such Company Share pursuant to Section 2.1(b)(vii), and on the terms and subject to the other conditions set forth in this Agreement.

(b)            At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a letter of transmittal in a customary form to be mutually agreed between the Parties (a “Letter of Transmittal”); provided that any representations and warranties made by a Company Stockholder in a Letter of Transmittal shall be limited to authority, title to the applicable Company Shares and absence of Liens on the applicable Company Shares.

(c)            Prior to the Effective Time, Priveterra shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.7 through the Exchange Agent, evidence of Class A Common Stock in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(b)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(b)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d)            Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1(b)(vii) shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 2.7(e) upon (i) surrender of a Certificate (or affidavit of loss, in lieu thereof, in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent, or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)            If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss, in lieu thereof, in the form required by the Letter of Transmittal) or an “agent’s message”, as applicable, is delivered to the Exchange Agent in accordance with Section 2.7(d) (i) at least one (1) Business Day prior to the Closing Date, then Priveterra and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one (1) Business Day prior to or on or after the Closing Date, then Priveterra and the Company (or the Surviving Corporation) shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.

(f)             If any portion of the Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate is, or the transferred Company Shares in book-entry form are, registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, or such Company Shares in book-entry form shall be properly transferred, and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Shares in book-entry form, or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(g)            No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.7, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled in accordance with Section 2.1(b)(viii)) shall solely represent the right to receive a portion of the Merger Consideration to which such Company Share is entitled pursuant to Section 2.1(b)(vii).

(h)            At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i)             Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to Priveterra or as otherwise instructed by Priveterra, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Merger Consideration in accordance with this Section 2.7 prior to that time shall thereafter look only to Priveterra for the issuance of the applicable portion of the Merger Consideration, without any interest thereon. None of Priveterra, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Priveterra free and clear of any claims or interest of any Person previously entitled thereto.

(j)             At the Closing:

(i)            Priveterra shall deliver or cause to be delivered to the Company the written resignations of all of the directors and officers of Priveterra and Merger Sub (other than those Persons identified as directors of Priveterra immediately after the Effective Time, in accordance with the provisions of Section 5.16), effective as of the Effective Time; and

(ii)           the Company shall deliver or cause to be delivered to Priveterra a duly executed certificate in accordance with the requirements of Section 1.897-2(h)(1) and Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 2.8            Withholding. Notwithstanding anything in this Agreement to the contrary, Priveterra, Merger Sub, the Exchange Agent and any of their Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Upon becoming aware of any such withholding obligation, Priveterra shall use commercially reasonable efforts to (i) give reasonable advance notice of such withholding to the Company (other than where such deduction or withholding is in respect of amounts treated as compensation under the Code or is due to a failure of a Person to provide an any applicable Tax forms required under the Letter of Transmittal) and (ii) cooperate with the Company to eliminate or reduce any such required deduction or withholding.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the Priveterra Parties, as of the date hereof and as of the Closing Date, as follows:

Section 3.1            Organization and Qualification.

(a)            The Company and its Subsidiaries are corporations duly organized, validly existing under the Laws of their jurisdiction of incorporation. The Company and its Subsidiaries have the requisite corporate power and authority to own, lease and operate their properties and to carry on the Business as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b)           True and complete copies of the Governing Documents of the Company and its Subsidiaries have been made available to Priveterra, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and its Subsidiaries are in full force and effect and neither the Company nor its Subsidiaries is in breach or violation of any provision set forth in its Governing Documents.

(c)           The Company and its Subsidiaries are duly qualified or licensed to transact business and are in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by them, or the nature of the business conducted by them, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (or the equivalent thereof) would not, and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2            Capitalization.

(a)            Schedule 3.2(a) of the Company Disclosure Schedules sets forth, in each case as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding (ii) the identity of the Persons that are the record and beneficial owners thereof (which does not include any Subsidiary of the Company), and (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares of Company Common Stock subject to the Company Option on the date of grant, (F) the number of shares of Company Common Stock subject to the Company Option as of the date of this Agreement, and (G) whether the Company Option is an Incentive Stock Option. All of the Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Company Shares (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (4) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law). Except for the Company Options set forth on Section 3.2(a) of the Company Disclosure Schedules, the Company Warrants and the Existing Company Convertible Notes, as of the date of this Agreement, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company or any of its Subsidiaries. Except as set forth on Section 3.2(a) of the Company Disclosure Schedules and in connection with the Transactions contemplated by this Agreement and the Ancillary Documents, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Shares. No Company Shares are held by a Subsidiary.

(b)           Other than the Equity Securities it holds in each of its Subsidiaries, the Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(c)           Section 3.2(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and creditor thereof.

(d)           Section 3.2(d) of the Company Disclosure Schedules sets forth a list, as of the date hereof, of all Change of Control Payments of the Company and its Subsidiaries, identifying for each such Change of Control Payment (i) the Person eligible to receive such Change of Control Payment, (ii) the total potential amount of such Change of Control Payment, and (iii) the Contract or other arrangement pursuant to which such Change of Control Payment is payable or required to be made.

(e)           Each Company Option and each Subsidiary Option was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Equity Plan, and each Company Option and each Subsidiary Option has an exercise price per share that is equal to or greater than the fair market value of a share of Company Common Stock or common stock of ABP Sub (as applicable) on the date of such grant, determined in a manner consistent with Section 409A of the Code.

Section 3.3            Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”).

Section 3.4       Subsidiaries.

(a)       Set forth on Section 3.4(a) of the Company Disclosure Schedules is a list of the Company’s Subsidiaries, together with their jurisdiction of incorporation, and a true and complete statement of the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary.

(b)       All of the issued share capital, stock or other voting or equity securities of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable. All of the ownership interests in each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. Section 3.4(b) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of with respect to each Subsidiary Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares of Subsidiary Common Stock subject to the Subsidiary Option on the date of grant, and (F) whether the Subsidiary Option is an Incentive Stock Option. Other than the Subsidiary Options, there are no outstanding (ii) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities of any Subsidiary convertible into or exchangeable or exercisable for shares or voting or equity securities of any Subsidiary, or any other Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to issue or sell any shares of, other equity interests in or debt securities of, any Subsidiary, or (iii) equity equivalents, phantom stock, options, appreciation rights, stock units, profits interests or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any shares, voting or equity securities or securities convertible into or exchangeable for shares or voting or equity securities of any Subsidiary (the items in clauses (i) and (ii) being, collectively, “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. None of the Subsidiaries owns any equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No Subsidiary is party to any shareholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to its equity interests.

Section 3.5       Financial Statements; Undisclosed Liabilities.

(a)       The Company has made available to Priveterra true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021 and the related audited consolidated statement of operations and comprehensive loss, statement of convertible preferred stock and deficit and statement of cash flows of the Company and its Subsidiaries for each of the years then ended (collectively, the “Audited Company Financial Statements”), and the unaudited, draft consolidated balance sheet of the Company as of September 30, 2022 and the related unaudited consolidated statement of operations of the Company and its Subsidiaries for the nine months ended September 30, 2022 (the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (including the notes thereto) and, when delivered pursuant to Section 5.7, the Additional Company Financial Statements and any pro forma financial statements, (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) in the case of the Audited Company Financial Statements and the Additional Company Financial Statements, when delivered pursuant to Section 5.7 only, fairly present, in all material respects, as applicable, the financial position, results of operations and cash flows of the Company and its Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) in the case of the Audited Company Financial Statements and the Additional Company Financial Statements, solely when delivered pursuant to Section 5.7, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors when filed as part of the Registration Statement/Proxy Statement, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date hereof (including Regulation S-X or Regulation S-K, as applicable); provided that, the Unaudited Company Financial Statements do not include all of the notes or the information contained in such notes as required by GAAP for complete financial statements and are subject to normal year-end adjustments.

(b)       Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred in the ordinary course of business as of December 31, 2021 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of the respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, and (iv) for Liabilities that are not have a Company Material Adverse Effect, the Company and its Subsidiaries have no Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet as of December 31, 2021 included in the Company Financial Statements.

(c)       The Company has established and maintains a system of internal accounting controls that is designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s and its Subsidiaries’ assets.

(d)       Except as set forth on Section 3.5(d) of the Company Disclosure Schedules, in the past two (2) years, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim, written or otherwise, that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Company and its Subsidiaries, (ii) a “material weakness” in the internal controls over financial reporting of the Company and its Subsidiaries, or (iii) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries.

Section 3.6       Consents and Requisite Governmental Approvals; No Violations.

(a)       No consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger, or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b)       Except as set forth on Section 3.6(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which the Company or any of its Subsidiaries is a party, or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company or any of its Subsidiaries, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.7       Permits. The Company and its Subsidiaries have all material Permits that are required to own, lease or operate their properties and assets and to conduct the Business as currently conducted in all material respects, except where the failure to obtain the same would not result in a Company Material Adverse Effect (the “Material Permits”). Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, and (b) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries. All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other analogous Governmental Entity, when submitted to the FDA or such other Governmental Entity, were believed in good faith to be true, complete and correct in all material respects as of the date of submission and any necessary and required updates, changes, corrections, or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Each of the Company and its Subsidiaries has maintained or filed with the FDA all material reports, documents, forms, notices, applications, records or claims that are necessary to comply with FDA laws.

Section 3.8       Material Contracts.

(a)       Section 3.8(a) of the Company Disclosure Schedules sets forth a list of the following Contracts, other than the Employee Benefit Plans, to which the Company or any of its Subsidiaries is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.8(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.8(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)       any Contract relating to Indebtedness of the Company or any of its Subsidiaries or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of the Company or any of its Subsidiaries;

(ii)       any Contract under which the Company or any of its Subsidiaries is lessee of or holds or operates, in each case, any material tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iii)       any Contract under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company or any of its Subsidiaries, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv)       any Contract for any material joint venture, partnership, collaboration or strategic alliance;

(v)       any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Priveterra or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, or (C) contains any other provisions restricting or purporting to restrict the ability of the Company or any of its Subsidiaries to sell, manufacture, develop, commercialize, test or research the Company Products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, Priveterra or any of its Affiliates after the Closing;

(vi)       any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of (A) $500,000 annually, or (B) $1,500,000 over the life of the agreement;

(vii)       any Contract requiring the Company or any of its Subsidiaries to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of the Company or any of its Subsidiaries, in each case in excess of $500,000;

(viii)       any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of $500,000;

(ix)       any Contract required to be disclosed on Section 3.20 of the Company Disclosure Schedules;

(x)       any Contract with any Person (A) pursuant to which the Company or any of its Subsidiaries (or Priveterra or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, in each case, relating to Company Products, or (B) under which the Company or any of its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Business Intellectual Property;

(xi)       any Contract (A) for the employment or engagement of any Key Employee of the Company or any of its Subsidiaries, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xii)       any Contract (A) executed with any current director, manager, officer, employee, Contingent Worker or other individual service provider of the Company or any of its Subsidiaries that provides for severance benefits, or (B) entered into by the Company or any of its Subsidiaries that constitutes a collective bargaining agreement or any other agreement executed between the Company or its Subsidiary, as applicable, and a union or similar organization;

(xiii)       any Contract for the disposition of any material portion of the assets or business of the Company or any of its Subsidiaries or for the acquisition by the Company or any of its Subsidiaries of the material assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company or any of its Subsidiaries has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv)       any Contract pursuant to which the Company or any of its Subsidiaries (A) obtains any right to use, or covenant not to be sued under, any Intellectual Property Right (other than any license for Off-the-Shelf Software), or (B) grants any right to use, or covenant not to be sued under, any Intellectual Property Right (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(xv)       any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement by the Company or any of its Subsidiaries, (B) with a Governmental Entity or which relates to alleged criminal wrongdoing, (C) that imposes, at any time in the future, any material, non-monetary obligations on the Company or any of its Subsidiaries (or Priveterra or any of its Affiliates after the Closing), or (D) which requires the Company or any of its Subsidiaries to accept or concede material injunctive relief; and

(xvi)       any other Contract the performance of which requires either (A) annual payments by the Company or any of its Subsidiaries in excess of $500,000, or (B) aggregate payments by the Company or any of its Subsidiaries in excess of $1,500,000 over the life of the agreement and, in each case, that is not terminable by the Company or its Subsidiary, as applicable, without penalty upon less than sixty (60) days’ prior written notice.

(b)       (i) Each Material Contract is valid and binding on the Company or its Subsidiary, as applicable, and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and (ii) the Company and its Subsidiaries and, to the knowledge of the Company, the counterparties thereto, are not in material breach of, or default under, any Material Contract, and, to the knowledge of the Company, there are no facts or circumstances which would, or which would reasonably be expected to, lead to such breach or default.

Section 3.9       Absence of Changes. During the period beginning on September 30, 2022 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company and its Subsidiaries have conducted the Business in the ordinary course in all material respects, and (ii) neither the Company nor any of its Subsidiaries has taken any action that would require the consent of Priveterra if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b) (i), (ii), (iv), (v), (vii), (ix), (x) (solely relating to the Company’s directors and officers), (xii), (xiv), (xv), (xviii) and (xxi).

Section 3.10     Litigation. Except as set forth in Section 3.10 of the Company Disclosure Schedules, there is (and for the past two (2) years there has been) (a) no Proceeding pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective directors or officers, or affecting any of the Company’s or its Subsidiaries’ respective assets or properties, that if adversely decided or resolved, has had or would have a Company Material Adverse Effect, and, to the Company’s knowledge, no facts exist that would reasonably be expected to form the basis for any such Proceeding, (b) no material Order to which the Company, its Subsidiaries, their respective directors and officers or any of the Company’s or its Subsidiaries’ respective properties or assets is subject that would have reasonably be expected to have a Company Material Adverse Effect, (c) no material Proceeding by the Company or any of its Subsidiaries against any other Person, and no such material Proceeding is or has been threatened in writing by the Company or any of its Subsidiaries, (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on the Company or any of its Subsidiaries or the operation of the Business, and (e) no pending or, to the Company’s knowledge, threatened, audit, examination or investigation by any Governmental Entities in respect of the Company or any of its Subsidiaries or any of their respective properties or assets, or any of the directors or officers of the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

Section 3.11     Compliance with Applicable Law. The Company, its Subsidiaries and, to the knowledge of the Company, its officers, directors and employees (a) conduct (and for the past two (2) years have conducted) the Business in accordance with all Laws and Orders applicable to them and are not in violation of any such Law or Order, and (b) have not received any written communications from a Governmental Entity and, to the Company’s knowledge, there is no such pending communication, that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not have a Company Material Adverse Effect.

Section 3.12     Employee Benefit Plans.

(a)       Section 3.12(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans, excluding any Employee Benefit Plan that is (i) an employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further Liability and (ii) an individual equity award agreement that is consistent in all material respects with the form of such agreement set forth on Section 3.12(a) of the Company Disclosure Schedules.

(b)       True, complete and correct copies of the following documents, with respect to each Employee Benefit Plan required to be listed on Section 3.12(a) of the Company Disclosure Schedules, where applicable, have been delivered to Priveterra (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans, a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan, (ii) the most recent Internal Revenue Service determination or opinion letter, (iii) the most recently filed Form 5500, (iv) the most recent actuarial valuation report, (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto, (vi) the most recent non-discriminatory testing results and (vii) all non-routine correspondence to and from any Governmental Entity.

(c)       Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the knowledge of the Company, no event or omission has occurred that would be reasonably likely to cause any such Employee Benefit Plan to lose such qualification or otherwise require corrective action under the Internal Revenue Service Employee Plan Compliance Resolution System to maintain such qualification. Each trust created under any such Employee Benefit Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(d)       Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Employee Benefit Plan. All payments or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e)       None of the Company, its Subsidiaries or any ERISA Affiliate (or any predecessor thereof) currently maintains, or within the past six (6) years has maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to (i) any Employee Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f)       No Employee Benefit Plan provides health care or any other non-pension benefits to any employees after their employment is terminated (other than (i) as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law, (ii) continuation of health or life insurance benefits provided during any severance period not in excess of two (2) years, or (iii) which lasts until the end of the month in which the termination of employment occurs).

(g)       Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is, or to the Company’s knowledge will be, subject to the penalties of Section 409A(a)(1) of the Code.

(h)       Except as set forth on Section 3.12(g) of the Company Disclosure Schedules, none of the execution or delivery of this Agreement or any Ancillary Document to which the Company is or will be a party, the Company Stockholder Written Consent or the consummation of the transactions contemplated by this Agreement or any Ancillary Document to which the Company is or will be a party, would (either alone or in combination with any other event) reasonably be expected to (i) result in or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of the Company or any of its Subsidiaries or (ii) result in any excess “parachute payment” as defined in Section 280G(b)(2) of the Code.

(i)       Neither the Company nor any of its Subsidiaries has any obligation to make any tax “gross-up” or similar “make whole” payments to any service provider, including, without limitation, with respect to Section 409A of the Code or Section 4999 of the Code.

(j)       No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 3.13     Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)       Neither the Company nor any of its Subsidiaries has received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)       There is (and for the past two (2) years there has been) no Proceeding pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective directors and officers pursuant to Environmental Laws.

(c)       There has not been, whether by the Company or any of its Subsidiaries, any manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

(d)       The Company has made available to Priveterra copies of all material environmental, health and safety reports and documents that were prepared for the Company or its Subsidiaries by third parties and are in the Company’s or its Subsidiaries’ possession relating to the operations, properties or facilities of the Company and its Subsidiaries in the past two (2) years.

Section 3.14     Intellectual Property.

(a)       Section 3.14(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries (“Licensed Patents”), specifying as to each such item, as applicable, (A) the record owner of such item, (B) the jurisdictions in which such item has been issued, registered or filed, (C) the issuance, registration or application date, as applicable, for such item, and (D) the issuance, registration or application number, as applicable, for such item.

(b)       All fees and filings necessary as of the date of this Agreement to maintain any application or registration, issuance or grant of any Company Registered Intellectual Property or Licensed Patents have been timely submitted to the relevant intellectual property office or Governmental Entity and internet domain name registrars, as applicable. No item of the Company Registered Intellectual Property or the Licensed Patents is cancelled nor has any such item expired or been abandoned outside of the ordinary course of business. As of the date of this Agreement, the Company Business Intellectual Property is not the subject of any pending Proceedings, including litigation, interference, re-examination, inter parties review, reissue, opposition, nullity or cancellation proceedings and, to the Company’s knowledge, no such Proceedings have been asserted or threatened by any Governmental Entity or any other Person.

(c)       Except as set forth in Section 3.14(c) of the Company Disclosure Schedules, the Company and its Subsidiaries exclusively own all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and hold all right, title and interest in and to all of the Company’s or its applicable Subsidiary’s rights under all Company Licensed Intellectual Property free and clear of any Lien (other than Permitted Liens). For all Patents included in the Company Owned Intellectual Property, each inventor (i) is duly listed on each applicable Patent and (ii) has assigned his or her rights to the Company or the relevant Subsidiary.

(d)       The Company Business Intellectual Property, constitutes all of the Intellectual Property Rights that are used in or necessary to enable the Company and its Subsidiaries to conduct the Business as currently conducted To the knowledge of the Company, the Company Registered Intellectual Property and Licensed Patents are currently in compliance with formal legal requirements of the applicable intellectual property office and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date, with the exception of responses, patent maintenance fees, and other filings due in the ordinary course of intellectual property prosecution with the applicable intellectual property offices. All Company Registered Intellectual Property and, Licensed Patents are subsisting, and if registered, issued or granted, are valid and enforceable.

(e)       The Company’s and its Subsidiaries’ current and former employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Intellectual Property Rights on behalf of the Company (each such person, a “Creator”) have assigned to the Company or its relevant Subsidiary, as applicable, all Intellectual Property Rights authored, invented, created, improved, modified or developed by such Creator in the course of such Creator’s employment or other engagement with the Company or any of its Subsidiaries.

(f)       The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to safeguard and maintain the confidentiality and secrecy of all Intellectual Property Rights the value of which to the Company is contingent upon maintaining the confidentiality thereof (“Confidential Intellectual Property”). Without limiting the foregoing, the Company and its Subsidiaries have not disclosed any Confidential Intellectual Property to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or was otherwise made subject to an appropriate and enforceable duty of confidence. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of, any Confidential Intellectual Property, or of any written obligations with respect to such.

(g)       None of the Company Business Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company and its Subsidiaries or affects the validity, use or enforceability of any such Company Business Intellectual Property. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Owned Intellectual Property or the Company’s or its applicable Subsidiary’s rights under any Company Licensed Intellectual Property, or otherwise impair the right of the Company or its applicable Subsidiaries to develop, use, sell, license or bring any action for the infringement, misappropriation or other violation of any Company Business Intellectual Property.

(h)       Neither the Company, nor its Subsidiaries, nor any actual or currently contemplated design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or other exploitation of any Company Product infringes, misappropriates or otherwise violates any valid, enforceable claim of any Patents or other Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(i)       In the past two (2) years, there has been no Proceeding pending against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any written communications, (i) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property, or (iii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Right or consider the applicability of any Intellectual Property Rights, of any other Person, to any products (including Company Products) or services of the Company, or any of its Subsidiaries, or to the conduct of the Business.

(j)       To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any Company Business Intellectual Property. Neither the Company, nor any of its Subsidiaries, has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Business Intellectual Property.

(k)       The Company and its Subsidiaries own, possess and are in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that they own or lease, or that are otherwise under the control of the Company and its Subsidiaries, and used by them in connection with the Business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(l)       Section 3.14(a) of the Company Disclosure Schedules contains a true and complete list of any and all Company Business Intellectual Property that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution, or (ii) using any funding or facilities of any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution (collectively, “Government Funded IP”). Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries, and the applicable licensors of Company Licensed Intellectual Property, have taken any and all actions necessary to obtain, secure, maintain, enforce and protect the Company’s or its applicable Subsidiary’s right, title and interest in, to and under all Government Funded IP, and the Company and its Subsidiaries, and the applicable licensors of Company Licensed Intellectual Property, have complied with any and all any Intellectual Property Rights disclosure and/or licensing obligations under any applicable contract referenced in clause (i) above.

Section 3.15     Labor Matters.

(a)       Section 3.15(a) of the Company Disclosure Schedules contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee (i) the employee’s position or title, (ii) the entity that employs the individual, (iii) whether classified as exempt or non-exempt for wage and hour purposes, (iv) whether paid on a salary, hourly or commission basis, (v) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis) or commission rate (if paid on a purely commission basis), as applicable, (vi) 2022 bonus and commission potential, (vii) date of hire, (viii) business location, (ix) status (i.e., active or inactive and if inactive, the type of leave and estimated duration), and (x) any visa or work permit status and the date of expiration, if applicable.

(b)       The Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws and regulations respecting labor and employment matters, including fair employment practices, pay equity, the classification of independent contractors and employees (including classification as exempt or non-exempt under the Fair Labor Standards Act), workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. The Company and its Subsidiaries are not delinquent in (or have accrued) any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, or other compensation, as applicable, due with respect to any services performed for it.

(c)       Currently and within the three (3) years preceding the date of this Agreement, the Company and its Subsidiaries have not been party to or, to the Company’s knowledge, the subject of, any material litigation, arbitration, mediation, governmental audit, administrative agency proceeding, private dispute resolution proceeding or governmental investigation, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company and its Subsidiaries, and the Company and its Subsidiaries have not authorized a third party investigation relating to employment or labor matters and no such matters are pending or, to the knowledge of the Company, have been threatened against the Company or any of its Subsidiaries.

(d)       In the past three (3) years, the Company and its Subsidiaries have not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal WARN Act or any similar state, local or foreign Law affecting any site of employment of the Company or its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or its Subsidiaries. During the ninety (90) day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act with respect to the Company or its Subsidiaries. In the past three (3) years, the Company and its Subsidiaries have not incurred any material Liability under the WARN Act.

(e)       The Company and its Subsidiaries are not a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group, nor to the knowledge of the Company is there any duty on the part of the Company or any of its Subsidiaries to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. For the past three (3) years, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against the Company or any of its Subsidiaries. To the Company’s knowledge, for the past three (3) years, there have been no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries.

(f)       Except as set forth in Section 3.15(f) of the Company Disclosure Schedules, to the knowledge of the Company, no Key Employee has expressed, as of the date of this Agreement, any plans to terminate his or her employment with such entity in the next twelve months.

(g)       In the last three (3) years, no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Company’s knowledge, threatened to be made against any officer, executive or employee of the Company or any of its Subsidiaries with two or more direct reports.

Section 3.16     Insurance. Section 3.16 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of material insurance owned or held by the Company or its Subsidiaries as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement and true and complete copies of all such policies have been made available to Priveterra. Neither the Company nor any of its Subsidiaries is in breach or otherwise in default under the terms of such policies and, to the Company’s knowledge, no facts or circumstances exist which would result in any such breach or default, in each case, which has voided, would void, or which might reasonably be expected to void, any coverages under such policies. As of the date of this Agreement, no claim by the Company or any of its Subsidiaries is pending under any such policies as to which coverage has been questioned, denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Company’s knowledge, the coverages provided by such policies are usual and customary in amount and scope for the Business as currently conducted and sufficient to comply with any insurance required to be maintained under Material Contracts.

Section 3.17     Tax Matters.

(a)       The Company and its Subsidiaries have prepared and filed all income and other material Tax Returns required to have been filed by them, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and the Company and its Subsidiaries have paid all income and other material Taxes required to have been paid by them regardless of whether shown on a Tax Return.

(b)       The Company and its Subsidiaries have timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, equity interest holder or other third-party.

(c)       The Company and its Subsidiaries are not currently the subject of an audit, examination or administrative or judicial proceeding with respect to Taxes, and have not been informed in writing, or otherwise have knowledge, of the commencement or anticipated commencement of any audit, examination or administrative or judicial proceeding with respect to Taxes that has not been resolved or completed, in each case, with respect to material Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from any Tax Authority of a dispute or claim with respect to a material amount of Taxes.

(d)       The Company and its Subsidiaries have not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business and no written request for any such waiver or extension is currently pending.

(e)       No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter ruling, technical advice memorandum or similar agreement or ruling has been entered into or issued by any Tax Authority with respect to the Company or any of its Subsidiaries which agreement or ruling would be effective after the Closing Date.

(f)       The Company and its Subsidiaries are not nor have they been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)       There are no Liens for Taxes on any assets of the Company or its Subsidiaries other than Permitted Liens.

(h)       Neither the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction that is purported or intended to be governed by Section 355 of the Code.

(i)       Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has any material Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries, as applicable) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes).

(j)       No written claims have ever been made by any Tax Authority in a jurisdiction where the Company and its Subsidiaries do not file a particular type of Tax Return or pay a particular type of Tax that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(k)       Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreement (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)       The Company and its Subsidiaries are Tax residents only in their respective jurisdiction of organization, incorporation or formation.

(m)       Neither the Company nor any of its Subsidiaries has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)       Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing outside of the ordinary course of Business, (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), or (vi) election under Section 965(h) of the Code.

(o)       Neither the Company nor any of its Subsidiaries has deferred any Taxes under Section 2302 of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”).

(p)       The Company is not, and has not been during the period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(q)       All related party transactions involving the Company or any of its Subsidiaries are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Law.

(r)       Neither the Company nor any of its Subsidiaries (i) knows of any fact or circumstance, or (ii) has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Document, in each case, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.18     Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.18 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of their respective Affiliates for which the Company or its Subsidiaries has any obligation.

Section 3.19     Real and Personal Property.

(a)       Owned Real Property. The Company does not own any real property.

(b)       Leased Real Property. Section 3.19(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by the Company and its Subsidiaries (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company or any of its Subsidiaries is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Priveterra. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company or its Subsidiary (as applicable), enforceable in accordance with its terms against the Company or its Subsidiary (as applicable) and, to the Company’s knowledge, each other party thereto, subject to the Enforceability Exceptions. There is no material breach or default by the Company or its Subsidiary (as applicable) or, to the Company’s knowledge, any third party under any Real Property Lease.

(c)       Personal Property. As of the date hereof, the Company and its Subsidiaries have good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company and its Subsidiaries reflected in the Company Financial Statements or thereafter acquired by the Company or any of its Subsidiaries prior to the date hereof, except for assets disposed of in the ordinary course of business.

Section 3.20     Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any officer, director, employee, equityholder or Affiliate of the Company or any of its Subsidiaries, or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with or service as a director to (including benefit plans and other ordinary course compensation from) the Company or any of its Subsidiaries entered into in the ordinary course of business, and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of the Company or any of its Subsidiaries, or (C) owes any material amount to, or is owed any material amount by, the Company or any of its Subsidiaries (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.20 are referred to herein as “Company Related Party Transactions”.

Section 3.21     Data Privacy and Security.

(a)       The Company and its Subsidiaries have at all times for the past two (2) years complied in all material respects with, and are currently in compliance in all material respects with, all applicable Privacy Laws, Privacy and Data Security Policies (as defined below) and contractual commitments relating to the Processing of Personal Data (collectively, the “Privacy Requirements”). The Company and its Subsidiaries have implemented adequate written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).

(b)       There is no pending, nor has there been for the past two (2) years, any Proceeding against the Company or any of its Subsidiaries initiated by (i) any Person, (ii)the United States Federal Trade Commission, any state attorney general or similar state official, (iii) any other Governmental Entity, foreign or domestic, or (iv) any regulatory or self-regulatory entity, alleging that any violation of any Privacy Requirement by the Company or its Subsidiaries with respect to any Processing of Personal Data by or on behalf of the Company or any of its Subsidiaries.

(c)       There has been no breach of security resulting in unauthorized access, use or disclosure of Personal Data in the possession or control of the Company or any of its Subsidiaries or, to the Company’s knowledge, any of its contractors with regard to any Personal Data obtained from or on behalf of the Company or any of its Subsidiaries, or any unauthorized intrusions, breaches of security or other data security incidents with respect to the Company IT Systems.

(d)       The Company and its Subsidiaries own or have license to use the Company IT Systems as necessary to operate the Business as currently conducted and the Company IT Systems operate and perform in a manner that permits the Company and its Subsidiaries to conduct the Business as currently conducted. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the Software of any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(e)       The Company has taken commercially reasonable organizational, physical, administrative and technical measures required by Privacy Requirements, and consistent with standards prudent in the industry in which the Company operates, designed to protect the integrity, security and operations of the Company IT Systems. The Company and its Subsidiaries have implemented commercially reasonable procedures, including implementing data backup, disaster avoidance, recovery and business continuity procedures, and have satisfied the requirements of applicable Privacy Laws in all material respects, designed to detect data security incidents and to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse.

(f)       The consummation of any of the transactions contemplated hereby or pursuant to any Ancillary Document will not violate any applicable Privacy Requirements.

(g)       There have not been any Proceedings related to any unauthorized intrusions, breaches of security or other data security incidents, or any violations of any Privacy Requirements, that have been asserted against the Company or any of its Subsidiaries and, to the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any information relating to, or notice of any Proceedings with respect to, any alleged violations by the Company or any of its Subsidiaries of any Privacy Requirements.

Section 3.22     Compliance with International Trade & Anti-Corruption Laws.

(a)       Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective Representatives acting for or on their behalf, is or has been, for the past three (3) years (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity, (ii) located, organized or resident in a country or territory which is itself the subject or target of any Sanctions and Export Control Laws, (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii), or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, or the past three (3) years, been the subject or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)       Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective Representatives acting for or on their behalf, has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, or (ii) otherwise violated any Anti-Corruption Laws.

Section 3.23     Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing Priveterra Stockholders, or at the time of the Priveterra Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided however, that notwithstanding the foregoing provisions of this Section 3.23, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement/Proxy Statement that were not supplied by or on behalf of the Company for use therein.

Section 3.24     Regulatory Compliance.

(a)       The Company, its Subsidiaries and the Company Products are in compliance in all material respects with all Regulatory Permits, if any. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit held by the Company or any of its Subsidiaries, if any, and (ii) each third party that is a manufacturer, contractor or agent for the Company or any of its Subsidiaries is in compliance in all material respects with all Regulatory Permits, if any, required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b)       Neither the Company nor any of its Subsidiaries has, nor, to the Company’s knowledge, have any of their Representatives acting on their behalf, received, during the past two (2) years, any written notice that the FDA or any other Governmental Entity responsible for oversight or enforcement of any applicable Healthcare Law, or any institutional review board (or similar body responsible for oversight of human subjects research) or institutional animal care and use committee (or similar body responsible for oversight of animal research), has initiated, or threatened to initiate, any Proceeding to restrict or suspend preclinical or nonclinical research on or clinical study of any Company Product or in which the Governmental Entity alleges or asserts a failure to comply with applicable Healthcare Laws.

(c)       Neither the Company nor any of its Subsidiaries is a business associate, as such term is defined in 45 C.F.R. § 160.103, as amended. Neither the Company nor any of its Subsidiaries is, or in the last five (5) years has been, in material violation of HIPAA. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is, or has been, under investigation by any Governmental Entity for a violation of HIPAA, including receiving any notices from the United States Department of Health and Human Services Office for Civil Rights relating to any such violations.

(d)       There are no Proceedings pending or, to the Company’s knowledge, threatened, with respect to any alleged violation by the Company or any of its Subsidiaries or, to the Company’s knowledge, any of their Representatives acting for or on their behalf, of the United States Federal Food, Drug, and Cosmetic Act (the “FDCA”) or any other applicable Healthcare Law as it relates to a Company Product, and neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, any of their Representatives acting on their behalf, is party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar Contract with or imposed by any Governmental Entity related to any applicable Healthcare Law that applies to the transactions contemplated by this Agreement or any Ancillary Document.

(e)       All Company Products are, as applicable, developed, tested and investigated in compliance in all material respects with applicable Healthcare Laws.

(f)       Neither the Company nor any of its Subsidiaries has, nor as it relates to the Company or its Subsidiaries or any Company Product, to the Company’s knowledge, has any Person engaged by the Company or any of its Subsidiaries for contract research, consulting or other collaboration services with respect to any Company Product, made any untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or oversight with respect to applicable Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke a similar policy.

(g)       All preclinical studies conducted or being conducted with respect to all Company Products by or at the direction of the Company or any of its Subsidiaries have been and are being conducted in material compliance with all applicable Law, including all applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices.

(h)       None of the Company, its Subsidiaries or any of their directors, officers or employees, and, to the Company’s knowledge, none of the Company’s or its Subsidiaries’ individual independent contractors or other service providers, including clinical trial investigators, coordinators, or monitors, (i) have been or are currently disqualified, excluded or debarred under; (ii) to the Company’s knowledge, are currently subject to an investigation or Proceeding that would reasonably be expected to result in disqualification, exclusion or debarment, the assessment of civil monetary penalties for violation of any health care programs of any Governmental Entity under, or (iii) have been convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, disqualification, or ineligibility under applicable Healthcare Laws, including, (A) debarment under 21 U.S.C. Section 335a or any similar Law (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law, or (C) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule. None of the Company, its Subsidiaries or any of their current or former directors, officers or employees, and, to the Company’s knowledge, none of the Company’s or its Subsidiaries’ individual independent contractors or other service providers to the extent acting on behalf of the Company or any of its Subsidiaries have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. To the Company’s knowledge, none of the Company, its Subsidiaries or any of their current or former directors, officers or employees, individual independent contractors or other service providers to the extent acting on behalf of the Company or any of its Subsidiaries, has been (1) subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Affiliates relating to material violations of any Healthcare Law and no such enforcement, regulatory or administrative proceeding has been threatened, or (2) a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or similar agreement imposed by any Governmental Entity. To the Company’s knowledge, none of the Company, its Subsidiaries or any of their directors, officers or employees, and, to the Company’s knowledge, none of the Company’s or its Subsidiaries’ individual independent contractors or other service providers to the extent acting on behalf of the Company or any of its Subsidiaries, have received notice from the FDA, any other Governmental Entity or any health insurance institution with respect to debarment, disqualification or restriction.

(i)       All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any similar foreign Governmental Entity by the Company or any of its Subsidiaries have been so filed, maintained or furnished, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(j)       In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, has received written notice from the FDA, the Federal Trade Commission or other Governmental Entity in connection with advertising or promotion of any Company Products.

(k)       The Company, its Subsidiaries and, to the Company’s knowledge, their Representatives acting for or on their behalf, are and have been for the past three (3) years in compliance with all applicable Healthcare Laws, except as would not have or be reasonably expect to have a Company Material Adverse Effect.

Section 3.25     Investigation; No Other Representations.

(a)       The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the Priveterra Parties, and (ii) it has been furnished with or given access to such documents and information about the Priveterra Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)       In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Priveterra Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the Priveterra Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.26     PPP Loans. Neither the Company nor any of its Subsidiaries has applied for or received any loans pursuant to the Paycheck Protection Program established by the CARES Act that has not been fully repaid or forgiven prior to the date of this Agreement.

Section 3.27     EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY Priveterra PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY AND ITS SUBSIDIARIES THAT HAVE BEEN MADE AVAILABLE TO ANY Priveterra PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY Priveterra PARTY OR ANY OF THEIR REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY Priveterra PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY Priveterra PARTY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE PRIVETERRA PARTIES

Subject to Section 8.8, except as set forth on the Priveterra Disclosure Schedules or as set forth in any Priveterra SEC Reports filed or furnished with the SEC through the date that is one (1) Business Day prior to the date hereof (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, each Priveterra Party hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 4.1       Organization and Qualification. Each Priveterra Party is a corporation, duly organized, incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

Section 4.2       Authority. Each Priveterra Party has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to the Priveterra Stockholder Approval and the stockholder approval contemplated in Section 5.9) and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Priveterra Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a Priveterra Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such Priveterra Party. This Agreement and each Ancillary Document to which a Priveterra Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such Priveterra Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such Priveterra Party (assuming that this Agreement and the Ancillary Documents to which such Priveterra Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Priveterra Party in accordance with their terms, subject to Enforceability Exceptions.

Section 4.3       Consents and Requisite Governmental Approvals; No Violations.

(a)       No consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Priveterra Party with respect to such Priveterra Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby and thereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the Listing Exchange to permit Class A Common Stock to be issued in accordance with this Agreement to be listed on the Listing Exchange, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the Priveterra Stockholder Approval, or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Priveterra Material Adverse Effect.

(b)       Neither the execution, delivery or performance by any Priveterra Party of this Agreement nor the Ancillary Documents to which any Priveterra Party is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of any Priveterra Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any Priveterra Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Priveterra Party or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Priveterra Party, except, in the case of any of clauses (b) through (b) above, as would not have a Priveterra Material Adverse Effect.

Section 4.4            Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Priveterra Disclosure Schedules (which fees shall be the sole responsibility of the Priveterra, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Priveterra or any of its Affiliates for which Priveterra has any obligation.

Section 4.5            Information Supplied. None of the information supplied or to be supplied by or on behalf of either Priveterra Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing Priveterra Stockholders or at the time of the Priveterra Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6            Capitalization.

(a)            The authorized capital stock of Priveterra consists of (i) 280,000,000 shares of Class A Common Stock, (ii) 20,000,000 shares of Class B Common Stock, and (iii) 1,000,000 shares of preferred stock, in each case, par value $0.0001 per share. As of the date of this Agreement, (A) 27,600,000 shares of Class A Common Stock and 6,900,000 shares of Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and (B) no shares of Priveterra Common Stock are held in the treasury of Priveterra. All of the issued and outstanding shares of Class A Common Stock, Class B Common Stock and Priveterra Warrants (1) were not issued in violation of the Governing Documents of Priveterra or any other Contract to which Priveterra is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (4) are free and clear of all Liens (other than transfer restrictions under applicable Securities Laws and the Warrant Agreement, dated February 8, 2021, between Priveterra and Continental Stock Transfer & Trust Company). As of the date hereof, Priveterra has issued (i) 9,200,000 warrants (the “Priveterra Unit Warrants”) that entitle the holder thereof to purchase Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement and (ii) 5,280,000 Private Placement Warrants exercisable for one share of Class A common Stock at a price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement.

(b)            Except for this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby, or as mutually agreed to by the Parties, there are no outstanding (i) equity appreciation, phantom equity or profit participation rights, or (ii) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require Priveterra, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, there is no obligation of Priveterra, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Priveterra. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of Priveterra Equity Securities to which Priveterra, the Sponsor or, to Priveterra’s knowledge, any other Person is a party.

(c)            The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Priveterra is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Priveterra free and clear of all Liens (other than transfer restrictions under applicable Securities Laws). As of the date of this Agreement, Priveterra has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

(d)            Section 4.6(d) of the Priveterra Disclosure Schedules sets forth a list of all Indebtedness of Priveterra as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and the creditor thereof.

Section 4.7            SEC Filings. Priveterra has timely filed or furnished all statements, forms, reports and documents, including its audited balance sheet as of December 31, 2021 and unaudited balance sheet as of September 30, 2021, required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Priveterra SEC Reports”), and will file or furnish all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they may be supplemented, modified or amended after the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional Priveterra SEC Reports”). Each of the Priveterra SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects, and each of the Additional Priveterra SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that supersedes the initial filing, will comply in all material respects, with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Priveterra SEC Reports or the Additional Priveterra SEC Reports; provided that, for purposes of the Additional Priveterra SEC Reports, the representation and warranty in this sentence is subject to the representation and warranty set forth in Section 3.23 being true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein. As of their respective dates of filing, the Priveterra SEC Reports did not (a) contain any untrue statement of a material fact, or (b) omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading in any material respect. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Priveterra SEC Reports.

Section 4.8            Trust Account. As of the date of this Agreement, Priveterra has an amount in cash in the Trust Account equal to at least $276,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated February 8, 2021, between Priveterra and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Priveterra SEC Reports to be inaccurate in any material respect or that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Priveterra Stockholders who shall have elected to redeem their Class A Common Stock pursuant to the Governing Documents of Priveterra, or (iii) if Priveterra fails to complete a business combination within the allotted time period set forth in the Governing Documents of Priveterra and liquidates the Trust Account, subject to the terms of the Trust Agreement, Priveterra (in limited amounts to permit Priveterra to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Priveterra) and then the Pre-Closing Priveterra Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Priveterra and the Trust Agreement. Priveterra has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Priveterra, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since February 8, 2021, Priveterra has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes, or (B) to the Pre-Closing Priveterra Stockholders who have elected to redeem their Class A Common Stock pursuant to the Governing Documents of Priveterra, each in accordance with the terms of and as set forth in the Trust Agreement, Priveterra shall have no further obligation under either the Trust Agreement or the Governing Documents of Priveterra to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9            Transactions with Affiliates. Section 4.9 of the Priveterra Disclosure Schedules sets forth all Contracts between (a) Priveterra, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Priveterra or the Sponsor or any family member of the forgoing Persons, on the other hand (each Person identified in this clause Section 4.9, a “Priveterra Related Party”), other than (i) Contracts with respect to a Priveterra Related Party’s employment with, or the provision of services to, Priveterra entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No Priveterra Related Party (A) owns any interest in any material asset used in the business of Priveterra, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, lender, partner, customer, lessor, lessee or other material business relation of Priveterra or (C) owes any material amount to, or is owed any material amount by, Priveterra. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Priveterra Related Party Transactions.”

Section 4.10        Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Priveterra’s knowledge, threatened against any Priveterra Party that, if adversely decided or resolved, would be material to the Priveterra Parties, taken as a whole. None of the Priveterra Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any Priveterra Party pending against any other Person.

Section 4.11        Compliance with Applicable Law. Each Priveterra Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not be material to the Priveterra Parties, taken as a whole or that would reasonably be expected to prohibit or materially delay the ability of the Priveterra Parties to consummate the transactions contemplated by this Agreement and the Ancillary Documents.

Section 4.12        Merger Sub Activities.

(a)            Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby. Merger Sub does not have any Indebtedness.

(b)            All of the equity interests in Merger Sub are owned by Priveterra, and Merger Sub is, and has been since its formation, a corporation for U.S. federal income tax purposes. Merger Sub was newly formed solely to effect the Merger and it will not conduct any business activities or other operations of any kind (other than administrative or ministerial activities) prior to the Merger.

Section 4.13        Internal Controls; Listing; Financial Statements.

(a)            Except as not required in reliance on exemptions from various reporting requirements by virtue of Priveterra’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Priveterra has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Priveterra’s financial reporting and the preparation of Priveterra’s financial statements for external purposes in accordance with GAAP, and (ii) Priveterra has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that information relating to Priveterra is made known to Priveterra’s principal executive officer and principal financial officer by others within Priveterra. Such disclosure controls and procedures are effective in timely alerting Priveterra’s principal executive officer and principal financial officer to material information required to be included in Priveterra’s periodic reports required under the Exchange Act.

(b)            Each director and executive officer of Priveterra has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Priveterra has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)            Since its initial public offering, Priveterra has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The class of securities representing issued and outstanding Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of Priveterra, threatened against Priveterra by Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A Common Stock or prohibit or terminate the listing of Class A Common Stock on Nasdaq. Priveterra has not taken any action that is designed to terminate the registration of Class A Common Stock under the Exchange Act.

(d)            The Priveterra SEC Reports contain true and complete copies of the financial statements (including all related notes and schedules thereto) of Priveterra (the “Priveterra Financial Statements”). The Priveterra Financial Statements (A) fairly present in all material respects the financial position of Priveterra as at the respective dates thereof, and the results of its operations and cash flows for the respective periods then ended and fairly present, in all material respects, its stockholders’ equity, (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, and (C) comply, in all material respects, with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)            Priveterra has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Priveterra’s and its Subsidiaries’ assets. Priveterra maintains and, for all periods covered by the Priveterra Financial Statements, has maintained, in all material respects in accordance with GAAP and applicable Law, books and records of Priveterra in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and Liabilities of Priveterra.

(f)             There are no outstanding loans or other extensions of credit made by Priveterra to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Priveterra.

(g)            Except as set forth on Section 4.13(g) of the Priveterra Disclosure Schedules, since its incorporation, neither Priveterra (including any employee thereof) nor, to the knowledge of Priveterra, Priveterra’s independent auditors, has received any written complaint, allegation, assertion or claim that there is, or there has been, (i) a “significant deficiency” in the internal controls over financial reporting of Priveterra, (ii) a “material weakness” in the internal controls over financial reporting of Priveterra, or (iii) fraud, whether or not material, that involves management or other employees of Priveterra who have a role in the internal controls over financial reporting of Priveterra.

Section 4.14        No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the Priveterra Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Priveterra Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the Priveterra Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the Priveterra SEC Reports in the ordinary course of business, (e) either permitted to be incurred pursuant to or incurred in accordance with Section 5.10, or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Priveterra, Priveterra does not have any Liabilities.

Section 4.15        Employee Matters. Priveterra does not have any current or former employees and Priveterra has no unsatisfied material liability with respect to any current or former employee. Priveterra does not maintain, sponsor, contribute to or have any present or future Liability with respect to (other than as a result of the transactions contemplated by this Agreement) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) result in any payment becoming due to any director, officer, individual independent contractor or employee of Priveterra; or (b) result in the acceleration of the time of payment or vesting of any compensation or benefits.

Section 4.16        Tax Matters.

(a)            Priveterra and its Subsidiaries have prepared and filed all income and other material Tax Returns required to have been filed by them, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Priveterra and its Subsidiaries have paid all income and other material Taxes required to have been paid by them regardless of whether shown on a Tax Return.

(b)            Priveterra and its Subsidiaries have timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, equity interest holder or other third-party.

(c)            Priveterra and its Subsidiaries are not currently the subject of an audit, examination or administrative or judicial proceeding with respect to Taxes, and have not been informed in writing, or otherwise have knowledge, of the commencement or anticipated commencement of any audit, examination or administrative or judicial proceeding with respect to Taxes that has not been resolved or completed, in each case, with respect to material Taxes. Neither Priveterra nor any of its Subsidiaries has received any written notice from any Tax Authority of a dispute or claim with respect to a material amount of Taxes.

(d)            Priveterra and its Subsidiaries have not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, and no written request for any such waiver or extension is currently pending.

(e)            No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter ruling, technical advice memorandum or similar agreement or ruling has been entered into or issued by any Tax Authority with respect to Priveterra or any of its Subsidiaries which agreement or ruling would be effective after the Closing Date.

(f)             Priveterra and its Subsidiaries are not nor have they been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)            There are no Liens for Taxes on any assets of Priveterra or its Subsidiaries other than Permitted Liens.

(h)            Neither Priveterra nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction that is purported or intended to be governed by Section 355 of the Code.

(i)             Neither Priveterra nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Priveterra) or (ii) has any material Liability for the Taxes of any Person (other than Priveterra or any of its Subsidiaries, as applicable) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(j)             No written claims have ever been made by any Tax Authority in a jurisdiction where Priveterra and its Subsidiaries do not file a particular type of Tax Return or pay a particular type of Tax that Priveterra or any of its Subsidiaries is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(k)            Neither Priveterra nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreement (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and neither Priveterra nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)             Priveterra and its Subsidiaries are Tax resident only in their respective jurisdiction of organization, incorporation or formation, as applicable.

(m)             Neither Priveterra nor any of its Subsidiaries has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)            Neither Priveterra nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of improper, method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, outside of the ordinary course of Business (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), or (vi) election under Section 965(h) of the Code.

(o)            Neither Priveterra nor any of its Subsidiaries has deferred any Taxes under Section 2302 of the CARES Act.

(p)            No Priveterra Party is, or has been during the period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(q)            All related party transactions involving Priveterra or any of its Subsidiaries are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Law.

(r)             Neither Priveterra nor any of its Subsidiaries (i) knows of any fact or circumstance, or (ii) has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Document, in each case, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.17        Priveterra Expenses. Section 4.17 of the Priveterra Disclosure Schedules sets forth Priveterra’s good faith estimate, as of the date hereof (and assuming the Closing and the consummation of the Merger), of the Priveterra Transaction Expenses as of Closing and assuming the Closing and the consummation of the Merger.

Section 4.18        Absence of Changes. During the period beginning on September 30, 2022 and ending on the date of this Agreement, (a) no Priveterra Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) Priveterra has conducted its business in the ordinary course in all material respects, and (ii) Priveterra has not taken any action that would require the consent of the Company if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.10(a), (b), (d), (e), (p) (solely relating to Priveterra’s directors and officers), (k), (i) and (m).

Section 4.19        Investigation; No Other Representations.

(a)            Each Priveterra Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of, the Company and its Subsidiaries, and (ii) it has been furnished with or given access to such documents and information about the Company, its Subsidiaries and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(b)            In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Priveterra Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and each Priveterra Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.20        EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE PRIVETERRA PARTIES NOR ANY OTHER PERSON MAKES, AND EACH PRIVETERRA PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY PRIVETERRA PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY PRIVETERRA PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH PRIVETERRA PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY PRIVETERRA PARTY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Article 5
COVENANTS

Section 5.1            Conduct of Business of the Company.

(a)            From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by Priveterra (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course and, where applicable, consistent with past practice, in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company and its Subsidiaries; provided that in no event shall the Company’s and its Subsidiaries’ compliance with Section 5.1(b) constitute a breach of this Section 5.1(a).

(b)            Without limiting the generality of the foregoing, during the Interim Period, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as expressly consented to in writing by Priveterra (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(xxi), or Section 5.1(b)(xxiii) to the extent that it relates to those Sections, not to be unreasonably withheld, conditioned or delayed), not do, and shall cause its Subsidiaries not to do, any of the following:

(i)            declare, set a record date for, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any of its issued and outstanding Equity Securities, or repurchase, cancel, redeem, facilitate a capital reduction in respect of or otherwise acquire any of its issued and outstanding Equity Securities or any securities convertible into (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable for its Equity Securities, or offer to do any of these things;

(ii)            (A) merge, consolidate, combine or amalgamate with any Person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof;

(iii)            adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities or issue any other security in respect of, in lieu of or in substitution for its Equity Securities;

(iv)            adopt or propose that its stockholders approve or adopt any amendments, supplements, restatements or modifications to its Governing Documents;

(v)            (A) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire or otherwise dispose of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights), other than obsolete assets or properties or in the ordinary course of business, or (B) create, subject to or incur any Lien (other than a Permitted Lien) in respect of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights);

(vi)            other than grants to current and new employees, officers and directors pursuant to the Company Equity Plan in the ordinary course and consistent with past practice, transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any of its Equity Securities or the Equity Securities of any Subsidiary, as applicable, except for issuances of Equity Securities in connection with the exercise of any equity-based compensation award outstanding as of the date hereof or granted in accordance with this Section 5.1(b), or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating it to transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, any of its Equity Securities or the Equity Securities of any Subsidiary, as applicable;

(vii)            incur, create, assume or otherwise become liable for (whether directly, contingently or otherwise), or guarantee for the benefit of another Person, any Indebtedness in excess of $500,000 (other than (x) equipment financing and trade payables incurred in the ordinary course of Business and (y) the Company Bridge Loan), individually or in the aggregate;

(viii)            enter into, amend, modify, waive any material benefit or right under, novate, assign, assume or terminate or rescind any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms, or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract);

(ix)            make any loans, advances or capital contributions of money or other property to, or guarantees for the benefit of, or any investments in, any Person in excess of $250,000, individually or in the aggregate, other than (A) the reimbursement of expenses of employees in the ordinary course of business, and (B) prepayments and deposits paid to suppliers of the Company and its Subsidiaries in the ordinary course of business;

(x)            except as otherwise required by Law, under the terms of any Employee Benefit Plan, or as set forth on Section 5.1(b)(x) of the Company Disclosure Schedules, (A) amend or modify in any material respect, adopt, enter into, waive any material benefit or right under or terminate or rescind any Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase or agree to increase the base compensation, bonus payable or other benefits, or pay or agree to pay any bonus to, any current or former Key Employee or Contingent Worker, other than, in each case, individual annual and merit-based raises of up to three percent (3%) in the salary or wages of any such Key Employee or Contingent Worker and bonus payments made in the ordinary course of business and consistent with past practice, as applicable, (C) take any action to accelerate any payment, right to payment or benefit, or the vesting or funding of any payment, right to payment or benefit, payable or to become payable to any current or former Key Employee or Contingent Worker, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former Key Employee, (E) pay or agree to pay any severance or change in control pay or benefits, or otherwise increase the severance or change in control pay or benefits of, any current or former executive director, manager, officer or employee, or (F) hire or terminate (other than for cause or due to death or disability) or furlough the employment of any Key Employee (or person who would be a Key Employee, were they hired by the Company or any of its Subsidiaries), or terminate any group of employees if such group termination would trigger the WARN Act;

(xi)            enter into, assume, assign, amend any material term of or terminate (excluding any expiration in accordance with its terms) any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which it is a party or by which it is bound, other than in the ordinary course of business consistent with past practice;

(xii)            make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Tax Authority with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Tax Authority in respect of any material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment or enter into any Tax sharing, Tax indemnification or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(xiii)            waive, release, compromise, settle or satisfy any pending or threatened claim or compromise or settle any Liability, whether by Contract or otherwise, the performance of which would, at any time (A) involve the payment of more than $250,000 in the aggregate, (B) impose any material, non-monetary obligations on it (or Priveterra or any of its Affiliates after the Closing), (C) require it to accept or concede material injunctive relief or (D) involve a Governmental Entity or alleged criminal wrongdoing;

(xiv)            authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

(xv)            change the Company’s accounting principles, policies, procedures, practices or methods in any material respect, or make any change which would materially affect the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than changes that are made in accordance with GAAP or PCAOB standards;

(xvi)            enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(xvii)            enter into any Contract or other arrangement that materially restricts its or its Affiliates’ ability to engage or compete in any material line of business or enter into a new material line of business;

(xviii)            make any capital expenditure that in the aggregate exceeds $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent with the capital expenditures budget set forth in Section 5.1(b)(xviii) of the Company Disclosure Schedules;

(xix)            voluntarily fail to maintain in full force and effect material insurance policies covering it and its Affiliates and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xx)            enter into any transaction or amend in any material respect any existing Contract with any Company Related Party excluding, to the extent permitted under Section 5.1(b)(x), ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses;

(xxi)            make any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules;

(xxii)            sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire, or otherwise dispose of, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, any Intellectual Property Rights, except granting non-exclusive licenses pursuant to clinical trial agreements or supply agreements in which clinical trials or supply services are being performed for the Company or any of its Subsidiaries, in each case, (A) that are entered into by the Company or any of its Subsidiaries in the ordinary course of business and (B) where the grant of rights to use any Intellectual Property Rights are incidental, and not material to, any performance under each such agreement; or

(xxiii)            enter into any Contract to take or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Priveterra, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

Section 5.2            Efforts to Consummate.

(a)            Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the Closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to solicit proxies in connection with the Priveterra Stockholder Approval, and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Effective Time, Priveterra)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The costs incurred in connection with obtaining such Consents, including the HSR Act filing fee, shall be borne 50% by the Company and 50% by Priveterra; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days following the first filing of the Registration Statement/Proxy Statement with the SEC) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Priveterra shall promptly inform the Company of any communication between any Priveterra Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Priveterra of any communication between the Company or any of its Affiliates, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Priveterra and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities, (2) terminate, amend or assign existing relationships and contractual rights or obligations, including licenses, or (3) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with Priveterra’s and the Company’s prior written consent.

(b)            During the Interim Period, and unless prohibited by applicable Law, the Priveterra Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Priveterra Party) or Priveterra (in the case of the Company) a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Priveterra Party, the Company, or, in the case of the Company, Priveterra in advance.

(c)            Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 5.3           Confidentiality and Access to Information.

(a)            The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, mutatis mutandis. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)            During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Priveterra and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Company (in a manner so as to not interfere with the normal business operations of the Company or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Company (which may require remote and telephonic meetings)). Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to Priveterra or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any Priveterra Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)            During the Interim Period, upon reasonable advance written notice, Priveterra shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Priveterra Parties (in a manner so as to not interfere with the normal business operations of the Priveterra Parties or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Priveterra Parties (which may require remote and telephonic meetings)). Notwithstanding the foregoing, Priveterra shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Priveterra Party is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of any Priveterra Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Priveterra Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (c) through (c), Priveterra shall use, and shall cause the other Priveterra Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a Priveterra Party, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Priveterra shall, in the case of clause (c) or (c), provide prompt written notice of the withholding of access or information on any such basis.

(d)            The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4            Public Announcements.

(a)            Subject to Section 5.4(a), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives or Affiliates shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and Priveterra or, after the Closing, Priveterra; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with the Company, if the disclosing party is any Priveterra Party, or with Priveterra, if the disclosing party is the Company, prior to making such announcement or other communication, to review such announcement or communication and to give such non-disclosing party the opportunity to comment thereon, in which case the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with Priveterra prior to making such announcement or other communication and to consider any comments of Priveterra thereon in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4, and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Priveterra Parties, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b)            The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Priveterra prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, Priveterra shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Priveterra shall consider such comments in good faith. The Company, on the one hand, and Priveterra, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Priveterra, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Priveterra shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release, a description of the Closing and the required pro forma financial statements and the historical financial statements prepared by the Company and its accountants, in each case, as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Priveterra shall consider such comments in good faith. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5            Tax Matters.

(a)            For U.S. federal (and, as applicable, state and local) income Tax purposes, (i) the Parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder and (ii) each of the Parties intend that this Agreement be, and hereby is, adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code. Each Party shall, and shall cause its respective Affiliates to, prepare and file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment except as otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code) that is final. Each of the Parties agrees to promptly notify all other Parties of any challenge to such treatment by any Tax Authority. The Parties shall not knowingly take any action that would reasonably be expected to prevent or impede the Intended Tax Treatment.

(b)            Priveterra and the Company shall use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by each of them, in connection with the filing or amendment of any Tax Returns or any audit or other proceeding with respect to Taxes of the Surviving Corporation, and with each other and their respective counsel to document and support the Tax treatment of the Merger in a manner consistent with the Intended Tax Treatment, including by providing factual support letters. Such cooperation shall include the reasonable retention and (upon the other’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Returns or audit or other proceeding and within such Party’s possession or obtainable without material cost or expense, and the use of commercially reasonable efforts to make employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)            To the extent any opinion (i) relating to Tax matters with respect to Priveterra (or its pre-Closing shareholders) or the Intended Tax Treatment to Priveterra (or its pre-Closing shareholders) or (ii) relating to Tax matters with respect to the Company, its shareholders (other than the pre-Closing shareholders of Priveterra in their capacity as such) or the Intended Tax Treatment to the Company or its shareholders (other than the pre-Closing shareholders of Priveterra in their capacity as such) is requested by the SEC in connection with the Registration Statement/Proxy Statement, the Parties hereby acknowledge and agree that legal counsel to Priveterra shall deliver any such opinion under clause (i) (and, for the avoidance of doubt, legal counsel to the Company and its Subsidiaries shall not be obligated to deliver any such opinion) and legal counsel to the Company shall deliver any such opinion under clause (ii) (and, for the avoidance of doubt, legal counsel to Priveterra shall not be obligated to deliver any such opinion). In furtherance of the foregoing, each Party shall, and shall cause its respective Affiliates, to (i) cooperate in order to facilitate the issuance of any such opinion and (ii) deliver to Priveterra’s legal counsel or Company’s legal counsel, as applicable, to the extent requested by the other counsel, a duly executed certificate dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

Section 5.6            Exclusive Dealing.

(a)            During the Interim Period, the Company shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal, (iv) prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b)            The Company shall (i) notify Priveterra promptly upon receipt of any Company Acquisition Proposal by the Company, describing the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Person(s) making such Company Acquisition Proposal, unless the Company is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (ii) keep Priveterra fully informed on a current basis of any modifications to such offer or information.

(c)            During the Interim Period, the Priveterra Parties shall not, and each of them shall direct their Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Priveterra Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a Priveterra Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a Priveterra Acquisition Proposal, (iv) other than in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with an offering of any securities of any Priveterra Party (or any Affiliate or successor of any Priveterra Party), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Priveterra agrees to (A) notify the Company promptly upon any Priveterra Party obtaining any Priveterra Acquisition Proposal, and to describe the terms and conditions of any such Priveterra Acquisition Proposal in reasonable detail (including the identity of any Person making such Priveterra Acquisition Proposal), and (B) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information.

Section 5.7          Preparation of Registration Statement/Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Priveterra and the Company shall jointly prepare and Priveterra shall file with the SEC, a registration statement on Form S-4 or such other applicable form, in which the proxy statement/prospectus to be sent to the Pre-Closing Priveterra Stockholders soliciting proxies from such stockholders to obtain the Priveterra Stockholders Approval at the Priveterra Stockholders Meeting will be included as a prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), in connection with the registration under the Securities Act of, to the extent permitted by the rules and regulations promulgated by the SEC, the Class A Common Stock issuable in connection with the Merger (together with the Proxy Statement/Prospectus, the “Registration Statement/Proxy Statement”). Any lodgment or filing fees in connection with the filing of the Registration Statement/Proxy Statement with the SEC shall be borne 50% by the Company and 50% by Priveterra. Each of Priveterra and the Company shall use its reasonable best efforts to (i) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company and its Subsidiaries, by the provision of audited financial statements (in accordance with PCAOB standards) of, and any other information with respect to, the Company and its Subsidiaries for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC) and using reasonable best efforts to cause the Company’s auditors to deliver the required audit opinions and consents, and (ii) promptly notify the other Party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; and Priveterra shall use its reasonable best efforts to (A) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (B) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Priveterra, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Priveterra to the SEC or the Listing Exchange in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including, for the avoidance of doubt, the Company providing for the Registration Statement/Proxy Statement the Company Financial Statements and its (x) audited consolidated balance sheets as of December 31, 2022 and its related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the fiscal years then ended, audited in accordance with applicable PCAOB auditing standards, and (y) any unaudited, draft consolidated balance sheets of the Company as of any quarter ended thereafter, and the related unaudited consolidated statements of operations of the Company and its Subsidiaries for the period then ended, in each case of clause (x) and (y), to the extent required to be included in the Registration Statement/Proxy Statement pursuant to applicable Law (the “Additional Company Financial Statements”), and necessary pro forma financial statements. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (1) such Party shall promptly inform, in the case of any Priveterra Party, the Company, or, in the case of the Company, Priveterra thereof, (2) the Parties shall prepare an amendment or supplement to the Registration Statement/Proxy Statement, (3) Priveterra shall promptly file such amendment or supplement with the SEC, and (4) the Parties shall reasonably cooperate, if appropriate, in promptly mailing such amendment or supplement to the Pre-Closing Priveterra Stockholders. The Proxy Statement/Prospectus shall include materials for the approval by the Pre-Closing Priveterra Stockholders of (i) the New ESPP, and (ii) a new equity incentive plan (the “New Equity Incentive Plan”), which will initially reserve a number of shares of Class A Common Stock equal to the amount set forth on Section 5.7 of the Company Disclosure Schedules. The Company shall provide a proposed form of the New Equity Incentive Plan within 30 days after the date of this Agreement. Priveterra shall have a right to review and approve the New Equity Incentive Plan in advance, such approval not to be unreasonably withheld, conditioned or delayed. Priveterra shall promptly advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Class A Common Stock for offering or sale in any jurisdiction, and Priveterra and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to it or any of its Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8         Priveterra Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, Priveterra shall (a) duly give notice of, and (b) in any case within thirty (30) days of such effectiveness, duly convene and hold a meeting of its stockholders (the “Priveterra Stockholders Meeting”) in accordance with the Governing Documents of Priveterra, for the purposes of obtaining the Priveterra Stockholder Approval and, if applicable, any approvals related thereto, and providing its stockholders with the opportunity to elect to effect a Priveterra Stockholder Redemption. Except as required by applicable Law, Priveterra shall, through its board of directors, recommend to its stockholders (i) the adoption and approval of this Agreement and each Ancillary Document to which Priveterra is a party and the transactions contemplated hereby and thereby (including the Merger), (ii) the adoption and approval of the issuance of Class A Common Stock in connection with the transactions contemplated by this Agreement, as required by Nasdaq listing requirements, (iii) the adoption and approval of the Required Governing Document Proposals, (iv) the approval of the New Equity Incentive Plan and the New ESPP, (v) the election of directors to be nominated in accordance with Section 5.16, (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, (vii) the adoption and approval of each other proposal reasonably agreed by Priveterra and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, and (viii) the adoption and approval of a proposal for the adjournment of the Priveterra Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses Section 5.8 through Section 5.8 together, the “Required Transaction Proposals”); provided that Priveterra may postpone or adjourn the Priveterra Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Priveterra Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Priveterra has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Priveterra Stockholders prior to the Priveterra Stockholders Meeting, or (D) if the holders of Class A Common Stock have elected to redeem a number of shares of Class A Common Stock as of such time that would reasonably be expected to result in the conditions set forth in Section 6.1(h) or Section 6.3(c) not being satisfied; provided that, without the consent of the Company, (i) Priveterra may only adjourn the Priveterra Stockholders Meeting two (2) times, and (ii) in no event shall Priveterra adjourn the Priveterra Stockholders Meeting for more than thirty (30) calendar days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. Except as required by applicable Law, the recommendation of the board of directors of Priveterra contemplated by the preceding sentence shall be included in the Registration Statement/Proxy Statement.

Section 5.9          Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Priveterra, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10      Conduct of Business of Priveterra. During the Interim Period, Priveterra shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with any Interim Financing Arrangements), as required by applicable Law, as set forth on Section 5.10 of the Priveterra Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by this Agreement or any Ancillary Document), do any of the following:

(a)            seek an approval from the Pre-Closing Priveterra Stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any Priveterra Party or any of their Subsidiaries;

(b)            declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any issued and outstanding Equity Securities of Priveterra or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any issued and outstanding Equity Securities of Priveterra or any of its Subsidiaries, as applicable;

(c)            split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)            incur, create, guarantee or assume (whether directly, contingently or otherwise) any Indebtedness, except for (x) Indebtedness for borrowed money in an amount not to exceed $2,000,000 in the aggregate, (y) Indebtedness incurred in connection with any Interim Financing Arrangement and (z) the Priveterra Bridge Loan;

(e)            make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Priveterra or any of its Subsidiaries;

(f)             issue any Equity Securities of Priveterra or any of its Subsidiaries or grant any options, warrants or stock appreciation rights with respect to Equity Securities of Priveterra or any of its Subsidiaries, except in connection with any Interim Financing Arrangement;

(g)            enter into, renew, modify or revise any Priveterra Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Priveterra Related Party Transaction), other than the entry into any Contract with a Priveterra Related Party with respect to the incurrence of Indebtedness permitted by Section 5.10(d) (including the Priveterra Bridge Loan);

(h)            engage in any activities or business, or incur any material Liabilities, other than with respect to any activities, business or Liabilities that are (i) either otherwise permitted under this Section 5.10 (including, for the avoidance of doubt, any activities, business or Liabilities contemplated by, or Liabilities incurred in connection with, or that are otherwise incidental or attendant to, this Agreement or any Ancillary Document, the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with or consented to by the Company pursuant to this Section 5.10, (ii) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (iii) which are administrative or ministerial in nature and, in the case of this clause (iii), which are not material;

(i)            authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Priveterra or its Subsidiaries;

(j)            enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(k)            make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment or enter into any Tax sharing, Tax indemnification or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(l)            waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding);

(m)            make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except changes that are made (i) in accordance with PCAOB standards, or (ii) as required by any Securities Law or any Order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with the Company;

(n)            make or permit to be made any distribution of amounts held in the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

(o)            create any new Subsidiary (other than Merger Sub);

(p)            grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Priveterra; or

(q)            enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Priveterra, and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, Priveterra from using the funds held by Priveterra outside the Trust Account to pay any Priveterra Expenses or any Liabilities of Priveterra from otherwise distributing or paying over any funds held by Priveterra outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing; provided, that prior to any distribution or payment of any funds to the Sponsor or any of its Affiliates pursuant to the foregoing sentence, Priveterra shall cause any Indebtedness of Priveterra payable or owing to the Sponsor or any of its Affiliates to be paid in full and discharged with no further Liability or obligation of Priveterra.

Section 5.11        Listing. From the date hereof through the Effective Time, Priveterra shall ensure Priveterra remains listed as a public company on Nasdaq. Priveterra shall use its reasonable best efforts to, as promptly as reasonably practicable after the date of this Agreement (and in any event, as of immediately prior to or at the Effective Time), (a) cause the Class A Common Stock issuable in accordance with this Agreement to be approved for listing on the Listing Exchange (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance prior to the Effective Time, (b) satisfy any applicable initial and continuing listing requirements of the Listing Exchange, (c) cause the name of Priveterra to be changed to “AEON Biopharma, Inc.” with effect from the Closing Date, and (d) cause the ticker under which the Class A Common Stock is listed for trading on the Listing Exchange to be changed to “AEON” and have the Class A Common Stock listed for trading with such trading ticker.

Section 5.12        Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Priveterra shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders pursuant to the Priveterra Stockholder Redemption, (B) pay the amounts due to the underwriters of Priveterra’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Priveterra in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13        Company Stockholder Approval.

(a)            As promptly as reasonably practicable (and in any event within forty eight (48) hours) following the date that the Registration Statement becomes effective (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Priveterra a true and correct copy of a written consent (in form and substance reasonably satisfactory to Priveterra) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL and the Company’s Governing Documents (the “Company Stockholder Written Consent”). The Company shall recommend to the Company Stockholders the approval and adoption of this Agreement and the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

(b)            As promptly as reasonably practicable following written notice from Priveterra (provided that such written notice is delivered to the Company prior to May 15, 2023), the Company shall use its reasonable best efforts to obtain and deliver to Priveterra a written consent (in form and substance reasonably satisfactory to Priveterra) of the Company Stockholders and the Company Board, in each case to approve an amendment to the Certificate of Incorporation Amendment in order to amend the date specified for the termination of the Certificate of Incorporation Amendment to the later of (x) the date currently specified therein for the termination of the Certificate of Incorporation Amendment and (y) the date of termination of this Agreement pursuant to the terms hereof.

Section 5.14        Priveterra Indemnification; Directors’ and Officers’ Insurance.

(a)            Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each Priveterra Party, as provided in the applicable Priveterra Party’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years, and (ii) Priveterra will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, Priveterra shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable Priveterra Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Priveterra Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of any Priveterra Party (the “Priveterra D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Priveterra D&O Person was a director or officer of any Priveterra Party prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)            Priveterra shall not have any obligation under this Section 5.14 to any Priveterra D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Priveterra D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)            Priveterra shall purchase at or prior to Closing and maintain in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Priveterra Parties as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “Priveterra D&O Tail Policy”). Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Priveterra’s directors’ and officers’ liability insurance policies as of the date of this Agreement,; provided that Priveterra shall not be required to pay a premium for such “tail” policy or policies in excess of three hundred percent (300%) of the most recent premium paid by Priveterra prior to the date of this Agreement and, if the requisite cover is not available for such a premium, Priveterra shall purchase the maximum coverage available for three hundred percent (300%) of the most recent premium paid by Priveterra prior to the date of this Agreement.

(d)            If, following the Closing, Priveterra (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Priveterra shall assume all of the obligations set forth in this Section 5.14.

(e)            The Priveterra D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Priveterra.

Section 5.15        Company Indemnification; Directors’ and Officers’ Insurance.

(a)            Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of the Company and its Subsidiaries, as provided in the Company’s and its Subsidiaries’ Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years, and (ii) Priveterra will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, Priveterra shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s and its Subsidiaries’ Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Company’s and its Subsidiaries’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of the Company or any of its Subsidiaries (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Company D&O Person was a director or officer of the Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)            None of Priveterra, the Company or any of its Subsidiaries shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)            The Company shall purchase, at or prior to the Effective Time, and Priveterra shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company or its Subsidiaries immediately prior to the Effective Time with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such Company D&O Tail Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies in effect immediately prior to the Effective Time; provided that the Company shall not pay a premium for such “tail” policy or policies in excess of three hundred fifty percent (350%) of the most recent premium paid by the Company or its Subsidiary prior to the Effective Time and, if the requisite cover is not available for such a premium, the Company shall purchase the maximum coverage available for three hundred fifty percent (350%) of the most recent premium paid by the Company prior to the Effective Time. Notwithstanding the foregoing in this Section 5.15(c), the Company in its sole discretion, in lieu of purchasing the Company D&O Tail Policy, may choose to maintain (and if so chosen, Priveterra shall maintain or cause to be maintained) for a period of six (6) years after the Closing, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company and its Subsidiaries immediately prior to the Effective Time with respect to any acts, errors or omissions occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies immediately prior to the Effective Time.

(d)            If, following the Closing, Priveterra (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Priveterra shall assume all of the obligations set forth in this Section 5.15.

(e)            The Company D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Priveterra.

Section 5.16        Post-Closing Directors and Officers.

(a)            Priveterra and the Company shall take, or cause to be taken, all actions as may be necessary or appropriate such that effective immediately after the Effective Time, the Priveterra Board shall consist of seven (7) directors. The directors shall be divided into three classes, designated Class I, Class II and Class III, the composition of which shall be determined by mutual agreement between Priveterra and the Company following the date of this Agreement. The members of the Priveterra Board are the Persons determined in accordance with Section 5.16(b), Section 5.16(c) and Section 5.16(d). The members of the compensation committee, audit committee and nominating committee of the Priveterra Board are the Persons determined in accordance with Section 5.16(d). The Officers are the Persons determined in accordance with Section 5.16(e).

(b)            Three (3) individuals, who shall be nominated by the Company, in good-faith after consultation with Priveterra, prior to the effectiveness of the Registration Statement/Proxy Statement, shall be directors on the Priveterra Board immediately after the Effective Time, with such individuals being in the class of directors determined by mutual agreement between Priveterra and the Company following the date of this Agreement and at least one of such individuals being considered an independent director for purposes of the applicable listing rules of the Listing Exchange and applicable Law (the “Company Designees”). No later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, the Company may, subject to applicable listing rules of the Listing Exchange and applicable Law, replace the Company Designees with any individuals subject to the mutual agreement of Priveterra and the Company. Priveterra shall take all such action within its power as may be necessary or appropriate to give effect to the Company’s director designations (and its own designations, pursuant to Section 5.16(c)) as of immediately after the Effective Time and for the officers of Priveterra (the “Officers”) as of immediately after the Effective Time to be the individuals determined in accordance with Section 5.16(e).

(c)            Notwithstanding the Company’s designation rights under Section 5.16(b), two (2) individuals, who shall be nominated by the Sponsor, in good-faith after consultation with the Company, prior to the effectiveness of the Registration Statement/Proxy Statement, shall be directors on the Priveterra Board immediately after the Effective Time, with such individuals being in the class of directors determined by mutual agreement between Priveterra and the Company following the date of this Agreement and at least one of such individuals being considered an independent director for purposes of the applicable listing rules of the Listing Exchange and applicable Law (the “Priveterra Designees”). No later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, Priveterra may, subject to applicable listing rules of Listing Exchange and applicable Law, replace the Priveterra Designees with any individuals subject to the mutual agreement of Sponsor and the Company.

(d)            Following the date of this Agreement, and no later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, the Company and Priveterra (on behalf of the Sponsor) shall, subject to applicable listing rules of the Listing Exchange and applicable Law, (i) designate two (2) Persons designated by the Company who shall be directors on the Priveterra Board immediately after the Effective Time, with such individuals being in the class of directors as determined by the Company and Priveterra and considered an independent director for purposes of the applicable listing rules of the Listing Exchange and applicable Law (and, no later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, the Company may, subject to applicable listing rules of the Listing Exchange and applicable Law and in consultation with Priveterra, agree to replace such Person with any individual), and (ii) mutually agree on the members of the Priveterra Board, as constituted immediately after the Effective Time, who shall be the members of the compensation committee, audit committee and nominating committee of the Priveterra Board immediately after the Effective Time.

(e)            The Persons identified on Section 5.16(e) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any Person identified on Section 5.16(e) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, no later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, the Company may, subject to applicable listing rules of the Listing Exchange and applicable Law, replace such individual with another individual to serve as such Officer by amending Section 5.16(e) of the Company Disclosure Schedules to include such replacement individual as such Officer.

(f)             At or prior to the Closing, the Company will (i) purchase a policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of Priveterra Designees with respect to any acts, errors or omissions occurring on or following the Effective Time that shall provide coverage on terms (with respect to coverage and amount) that are no less advantageous, in the aggregate, than the coverage and terms provided by a policy held by a similarly situated Person, and (ii) provide the Sponsor (on behalf of the Priveterra Designees) with and, subject to the entry into the same by the Priveterra Designees, will enter into a director indemnification agreement with the Priveterra Designees, in a form and substance approved by the Priveterra Board and reasonably acceptable to the Sponsor; provided, however, that in no event shall the terms and conditions of any such director indemnification agreement entered into by such Priveterra Designee be less favorable to the underlying director than those (if any) entered into by Priveterra with any other members of the Priveterra Board.

Section 5.17        Interim Financing Arrangements.

(a)            From and after the date hereof, the Company shall use reasonable best efforts to, as promptly as practicable following the Closing (it being understood and agreed that the Company shall use reasonable best efforts to cause the Company Stockholder Interim Financing Commitments to be executed and delivered to Priveterra on or prior to January 3, 2023), enter into with one or more Company Stockholders or any designee thereof a financing arrangement with Priveterra or the Company in an aggregate principal amount and pursuant to the terms set forth on Section 5.17(a) of the Company Disclosure Schedules (the “Company Stockholder Interim Financing Commitments”). From and after the date hereof and during the Interim Period, the Company shall, to the extent Priveterra may reasonably request in connection with obtaining any Interim Financing Arrangement, use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, provide such cooperation and assistance to Priveterra in connection with the arrangement of such Interim Financing Arrangement as may be reasonably requested by Priveterra, including (v) cooperating in the preparation of any offering memorandum, private placement memorandum, prospectuses or similar documents, (w) participating in a reasonable number of meetings, due diligence sessions and customary “roadshow” presentations, drafting sessions, and assistance with the preparation of materials for investor presentations (including the provision of “backup” support for any statements related to the Company therein) used in connection with such Interim Financing Arrangement, (x) cooperating with prospective purchasers and their respective advisors in performing their due diligence and (y) assisting with the negotiation and causing the execution and delivery (including by the Company) of definitive documents with respect to any such Interim Financing Arrangement prior to the Closing Date and (z) taking all necessary corporate or other actions to facilitate the foregoing.

(b)            Without limiting the foregoing clause, in the event that the Closing has not occurred by the Company Bridge Loan Date (other than in the event that Priveterra’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement), then the Company shall cause the Company Stockholders, or a third-party financing source identified by the Company, to provide the Company with a bridge loan in the amount of $4,000,000 (the “Company Bridge Loan Amount”) on terms substantially consistent with those set forth in Section 5.17 of the Priveterra Disclosure Schedules or as otherwise mutually acceptable to the Company, Priveterra and such Company Stockholders (or such third-party financing source identified by the Company) (the “Company Bridge Loan”). Any such Company Bridge Loan shall be consummated on or before March 7, 2023 unless otherwise agreed to by the Company and Priveterra. For purposes of this Agreement, the “Company Bridge Loan Date” means March 1, 2023.

(c)            In the event that (x) the Closing has not occurred by the Priveterra Bridge Loan Date (other than in the event that the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Priveterra Bridge Loan Date) and (y) the Company Stockholder Interim Financing Commitments shall have been entered into prior to, and shall continue to be in effect as of, the Priveterra Bridge Loan Date, then Priveterra shall cause the Sponsor, or a third-party financing source identified by the Sponsor, to provide, the Company with a bridge loan in the amount of $8,000,000 (the “Priveterra Bridge Loan Amount”, and together with the Company Bridge Loan Amount, the “Bridge Loan Amount”) on terms substantially consistent with, and in no event less commercially favorable to the Company and/or Priveterra than, those set forth in Section 5.17 of the Priveterra Disclosure Schedules and as mutually acceptable to the Company and the Sponsor (or such third-party financing source identified by the Sponsor) (the “Priveterra Bridge Loan”, and together with the Company Bridge Loan, the “Bridge Loans”) and which Priveterra Bridge Loan shall be consummated on or before April 7, 2023. For purposes of this Agreement, “Priveterra Bridge Loan Date” means the earlier of (x) the date on which the Registration Statement/Proxy Statement has been declared effective under the Securities Act and (y) April 1, 2023; provided, that in the event the Registration Statement/Proxy Statement has not been filed with the SEC on or prior to December 23, 2022, but only to the extent such delay is not the result of a Priveterra Filing Breach, then for each day between December 23, 2022 and the date on which the Registration Statement/Proxy Statement is initially filed with the SEC, clause (y) of the definition of the Priveterra Bridge Loan Date shall automatically be extended by one day; provided, further, that in the event that the Company Stockholder Interim Financing Commitments have not been entered into and delivered to Priveterra on or prior to January 3, 2023, and remain in effect as of such date, then for each day between January 3, 2023 and the date on which the Company Stockholder Interim Financing Commitments have been entered into and delivered to Priveterra, clause (y) of the definition of the Priveterra Bridge Loan Date shall automatically be extended by one day (without duplication with any extension pursuant to the immediately preceding proviso).

(d)            From and after the date hereof, Priveterra shall be permitted to, enter into a financing arrangement in an aggregate amount and in accordance with the terms set forth on Section 5.17(d) of the Priveterra Disclosure Schedules (and, subject to the following proviso, the Company shall be deemed to have consented to the entry into any such financing arrangement); provided that, to the extent the aggregate amount or the terms of such financing arrangement differ from those set forth on Section 5.17(d) of the Priveterra Disclosure Schedules, the entry into such financing arrangement must first be approved in writing by the Company. From and after the date Priveterra enters into any Interim Financing Arrangement, unless otherwise approved in writing by the Company, Priveterra shall not (other than changes that are solely ministerial) permit any amendment or modification to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the definitive agreements entered into by Priveterra in connection with any such Interim Financing Arrangement (as applicable, the “Priveterra Interim Financing Agreements”), in each case, other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Priveterra Interim Financing Agreements have been satisfied, Priveterra shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Priveterra Interim Financing Agreements on the terms described therein. Without limiting the generality of the foregoing, Priveterra shall give the Company prompt written notice (a) of any requested amendment to any Priveterra Interim Financing Agreement, (b) of any breach or default, to the knowledge of Priveterra, by any party to any Priveterra Interim Financing Agreement, (c) of the receipt of any written notice or other written communication from any party to any Priveterra Interim Financing Agreement with respect to any actual, or to the knowledge of Priveterra, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Priveterra Interim Financing Agreement or any provisions of any Priveterra Interim Financing Agreement, and (d) if Priveterra does not reasonably expect to receive all or any portion of the applicable purchase price or available funds under any such Priveterra Interim Financing Agreement in accordance with its terms.

(e)            From and after the date the Company enters into any Interim Financing Arrangement, unless otherwise approved in writing by Priveterra, the Company shall not (other than changes that are solely ministerial) permit any amendment or modification to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the definitive agreements entered into by the Company in connection with any such Interim Financing Arrangement (as applicable, the “Company Interim Financing Agreements”), in each case, other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Company Interim Financing Agreements have been satisfied, the Company shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Company Interim Financing Agreements on the terms described therein.

(f)             Notwithstanding any other provision of this Agreement, (x) in the event that any investor executes a subscription agreement with Priveterra in respect of any Priveterra Interim Financing Arrangements, Priveterra agrees, for the benefit of the Company, to take all necessary, legally available steps to enforce against any investor the terms of that investor’s subscription agreement if the investor is in material breach of its obligations thereunder, including any material breach caused by the investor’s failure to fund the amount it has committed pursuant to such subscription agreement at the time and in the amount required pursuant to its subscription agreement and (y) in the event that any investor executes a subscription agreement with the Company in respect of any Company Interim Financing Arrangements, the Company agrees to take all necessary, legally available steps to enforce against any investor the terms of that investor’s subscription agreement if the investor is in material breach of its obligations thereunder, including any material breach caused by the investor’s failure to fund the amount it has committed pursuant to such subscription agreement at the time and in the amount required pursuant to its subscription agreement.

Section 5.18        Expenses. At least three (3) Business Days prior to the contemplated Closing Date, Priveterra and the Company shall each deliver to the other a certificate, duly executed by such Party’s Chief Financial Officer, certifying to and setting forth a complete and accurate schedule of its good faith estimate of, in respect of Priveterra, each Unpaid Priveterra Expense, and in respect of the Company, each Unpaid Company Expense, as of immediately prior to the Closing. Priveterra shall use reasonable best efforts to incur an aggregate amount of Unpaid Priveterra Expenses that is less-than the Priveterra Expenses Cap. Priveterra shall (a) notify the Company as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by Priveterra that would reasonably be expected to result in Priveterra incurring Unpaid Priveterra Expenses in excess of the Priveterra Expenses Cap, and shall keep the Company fully informed of such events, and (b) to the extent Unpaid Priveterra Expenses exceed the Priveterra Expenses Cap (such excess, the “Excess Expenses Amount”), Priveterra shall provide, at the Closing, an amount of additional financing, including by causing the payee of any such Priveterra Expenses to accept equity or equity-linked securities of Priveterra in lieu of a cash payment (and in either event, such financing on terms reasonably acceptable to the Company), equal to, in the aggregate, the Excess Expenses Amount; provided, that in no event shall Priveterra incur Unpaid Priveterra Expenses in excess of $12,000,000 without the prior written consent of the Company.

Section 5.19        Transaction Litigation. During the Interim Period, Priveterra, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder Proceeding, claim, investigation, examination or inquiry, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or, to the knowledge of Priveterra or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of Priveterra, Priveterra, any of Priveterra’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such), or (b) in the case of the Company, the Company, any of the Company’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such). Priveterra and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Priveterra (such consent not to be unreasonably withheld, conditioned or delayed) or (y) Priveterra, any of Priveterra’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.20        Employee Stock Purchase Plan. The Company shall provide a proposed form of employee stock purchase plan within 30 days after the date of this Agreement, which will include an initial pool of available shares of Class A Common Stock equal to a percent of the aggregate number of shares of Class A Common Stock issued and outstanding immediately after the Closing set forth on Section 5.20 of the Company Disclosure Schedules (the “New ESPP”). Priveterra shall have a right to review and approve the New ESPP, such approval not to be unreasonably withheld, conditioned or delayed.

Section 5.21        Company Support Agreements. During the Interim Period and subject to applicable law, the Company will use commercially reasonable efforts to obtain from all Company Stockholders, who have not previously entered into a Company Support Agreement on the date hereof, Company Support Agreements in the form attached hereto as Exhibit B-1 prior to the Closing.

Section 5.22        Extension Proxy Statement.

(a)               As soon as reasonably practicable following the date hereof (to the extent such Extension Proxy Statement has not been filed prior to the date hereof), Priveterra shall file with the SEC a proxy statement of Priveterra (as such filing is amended or supplemented, the “Extension Proxy Statement”), for the purposes of (i) soliciting proxies from Pre-Closing Priveterra Stockholders to obtain the requisite approval for the amendment of the Governing Documents of Priveterra to extend the outside date for consummating an initial business combination to a date to be mutually agreed upon by the Company and Priveterra (but no earlier than the Termination Date), to be voted on at a meeting of the holders of Priveterra Common Stock to be called and held for such purpose, and (ii) providing the Pre-Closing Priveterra Stockholders with the opportunity to redeem their Priveterra Common Stock in connection with such proxy solicitation in accordance with the Governing Documents of Priveterra (the “Extension Meeting”).

(b)               Unless otherwise approved in writing by the Company, Priveterra shall send, or shall cause to be sent, the Extension Proxy Statement to the Pre-Closing Priveterra Stockholders as soon as practicable following its approval by the SEC, for the purposes of holding the Extension Meeting as soon as practicable thereafter and soliciting the approval of the Pre-Closing Priveterra Stockholders in connection therewith (approval of such matter by the Pre-Closing Priveterra Stockholders at the Extension Meeting or any postponement or adjournment thereof shall be referred to as the “Extension Approval”).

(c)               Priveterra shall ensure that the Extension Proxy Statement does not, as of the date on which it is distributed to the holders of Priveterra Common Stock, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Priveterra shall include in the Extension Proxy Statement the recommendation of its board of directors that the holders of Priveterra Common Stock vote in favor of the amendment of the Governing Document of Priveterra to extend the outside date for consummating such an initial business combination to a date no earlier than the Termination Date, and shall act in good faith and use reasonable best efforts to obtain the Extension Approval.

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1            Conditions to the Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists, of the following conditions:

(a)            each applicable waiting period (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, as applicable) or Consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b)            no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement (including the Closing) shall be in effect;

(c)            the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)            the Company Stockholder Written Consent shall have been obtained;

(e)            the approval of the sole stockholder of Merger Sub, as contemplated in Section 5.9;

(f)             the Priveterra Stockholder Approval shall have been obtained;

(g)            Priveterra’s initial listing application with the Listing Exchange in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, Priveterra shall be able to satisfy any applicable initial and continuing listing requirements of the Listing Exchange, and Priveterra shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Class A Common Stock (including the Class A Common Stock to be issued hereunder) shall have been approved for listing on the Listing Exchange, subject only to official notice of issuance thereof; and

(h)            after giving effect to the transactions contemplated hereby (including the Priveterra Stockholder Redemption and any Interim Financing Arrangement), Priveterra shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2            Other Conditions to the Obligations of the Priveterra Parties. The obligations of the Priveterra Parties to consummate the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by Priveterra (on behalf of itself and the other Priveterra Parties), of the following further conditions:

(a)            (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.9(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, and (iv) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties set forth in Section 3.2(a) and Section 3.9(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (iv), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a Company Material Adverse Effect;

(b)            the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)            since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing; and

(d)            at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Priveterra a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Priveterra.

Section 6.3            Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company, of the following further conditions:

(a)            (i) the Priveterra Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Priveterra Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Priveterra Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Priveterra Parties (other than the Priveterra Fundamental Representations and the representations and warranties set forth in Section 4.6(a)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Priveterra Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Priveterra Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a Priveterra Material Adverse Effect;

(b)            the Priveterra Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Priveterra Parties under this Agreement at or prior to the Closing;

(c)            there being at least $45,000,000 in Available Closing Cash;

(d)            since the date of this Agreement, no Priveterra Material Adverse Effect has occurred and is continuing;

(e)            as of immediately following the Closing, the Priveterra Board shall consist of the number of directors, and be otherwise constituted in accordance with Section 5.16 (assuming for purposes of testing this condition that each such director then satisfies applicable Listing Exchange requirements and is willing to serve); and

(f)             at or prior to the Closing, Priveterra shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of Priveterra, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company.

Section 6.4            Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s or any one of its Subsidiaries’ failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a material breach of any of its other obligations under this Agreement. None of the Priveterra Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by any Priveterra Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a material breach of any of its other obligations under this Agreement.

Article 7
TERMINATION

Section 7.1            Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)            by mutual written consent of Priveterra and the Company;

(b)            by Priveterra, if any of the representations or warranties set forth in Article 3 shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) fifteen (15) days after written notice thereof is delivered to the Company by Priveterra, and (ii) the Termination Date; provided, however, that none of the Priveterra Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)            by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct, or if any Priveterra Party has failed to perform any covenant or agreement on the part of such applicable Priveterra Party set forth in this Agreement (including an obligation to consummate the Closing), such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) fifteen (15) days after written notice thereof is delivered to Priveterra by the Company, and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d)            by either Priveterra or the Company, if the transactions contemplated by this Agreement (including the Closing) shall not have been consummated on or prior to March 1, 2023 (the “Termination Date”); provided, that in the event the Registration Statement/Proxy Statement has not been filed with the SEC on or prior to December 23, 2022, but only to the extent such delay is not the result of a Priveterra Filing Breach, then for each day between December 23, 2022 and the date on which the Registration Statement/Proxy Statement is initially filed with the SEC, the Termination Date shall automatically be extended by one day; provided, further, that in the event that the Company Stockholder Interim Financing Commitments have not been entered into and delivered to Priveterra on or prior to January 3, 2023, and remain in effect as of such date, then for each day between January 3, 2023 and the date on which the Company Stockholder Interim Financing Commitments have been entered into and delivered to Priveterra, the Termination Date shall automatically be extended by one day (without duplication with any extension pursuant to the immediately preceding proviso); provided, further, if the conditions as set forth on Section 7.1(d) of the Priveterra Disclosure Schedules are satisfied, then the Termination Date shall automatically be extended by an additional three (3) months (after giving effect to any prior extension of the Termination Date), and such date, as so extended pursuant to the preceding two provisos and this proviso, shall be the Termination Date for all purposes of this Agreement; provided, further, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Priveterra if any Priveterra Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)            by either Priveterra or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)             by either Priveterra or the Company, if the Priveterra Stockholders Meeting has been held (including any adjournment or postponement thereof), has concluded, Priveterra’s stockholders have duly voted and the Priveterra Stockholder Approval was not obtained; or

(g)            by Priveterra, if the Company does not deliver or cause to be delivered to Priveterra the Company Stockholder Written Consent in accordance with Section 5.13 on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2            Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (i) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (ii) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party (or in the case of Priveterra, Priveterra or Merger Sub).

Article 8
MISCELLANEOUS

Section 8.1            Non-Survival. The representations, warranties, agreements and covenants in this Agreement, or in any instrument, document or certificate delivered pursuant to this Agreement, shall terminate at the Effective Time, except for (a) those covenants and agreements that, by their terms, contemplate performance after the Effective Time, and (b) those representations and warranties set forth in Section 3.25, Section 3.27, Section 4.19 and Section 4.19.

Section 8.2            Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, undertakings, representations and other arrangements, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) prior to the Closing, Priveterra and the Company, and (b) from and after the Closing, Priveterra and the Sponsor. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3            Amendment. This Agreement may be amended or modified only (a) prior to the Closing, by a written agreement executed and delivered by Priveterra, Merger Sub and the Company, and (b) after the Closing, by a written agreement executed and delivered by Priveterra and the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4            Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, e-mail (having obtained electronic delivery confirmation thereof) or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any Priveterra Party, to:

c/o Priveterra Acquisition Corp.
300 SE 2nd Street, Suite 600
Fort Lauderdale, FL 33301
Attention: Oleg Grodnensky
	Email:	og@priveterra.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
	Attention:	Lee Hochbaum
W. Soren Kreider IV
	Email:	lee.hochbaum@davispolk.com
w.soren.kreider@davispolk.com

(b)	If to the Company, to:

AEON Biopharma, Inc.
4040 MacArthur Blvd., Suite 260
Newport Beach, California 92660
Attention: Marc Forth and Alex Wilson
Email: aw@aeonbiopharma.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
650 Town Center Drive,
20th Floor, Costa Mesa, California 92626
Attention: Shayne Kennedy, Daniel Rees and Brian Duff
	E-mail:	Shayne.Kennedy@lw.com
Daniel.Rees@lw.com
Brian.Duff@lw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day; otherwise, any such notice, request, claim, demand or other communication shall be deemed not to have been received until the next succeeding Business Day.

Section 8.5            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.6            Fees and Expenses. Except as otherwise set forth in this Agreement and subject to Section 5.18, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Priveterra shall pay, or cause to be paid, all Unpaid Priveterra Expenses, and (b) if the Closing occurs, then Priveterra shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid Priveterra Expenses.

Section 8.7            Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement, (b) masculine gender shall also include the feminine and neutral genders, and vice versa, (c) words importing the singular shall also include the plural, and vice versa, (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”, (e) references to “$” or “dollar” or “US$” shall be references to United States dollars, (f) the word “or” is disjunctive but not necessarily exclusive, (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (h) the word “day” means calendar day unless Business Day is expressly specified, (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement, (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to any Priveterra Party, any documents or other materials posted to the Donnelley Financial Solutions Venue electronic data room maintained by the Company as of 11:59 p.m., Pacific Time, on the day prior to the date of this Agreement, (l) all references to any Law will be to such Law as amended, supplemented, restated or otherwise modified or re-enacted from time to time, and (m) all references to any Contract are to such Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8            Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Priveterra Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Priveterra Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Priveterra Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the Sections or subsections of Article 3 or 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9            Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the last sentence of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of 0, Section 8.3, this Section 8.9, Section 8.13 and Section 8.14.

Section 8.10        Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11        Counterparts; Electronic Signatures; Effectiveness. This Agreement and each Ancillary Document (including any of the Closing deliverables contemplated hereby) may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the Closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document or Closing deliverable.

Section 8.12        Knowledge of Company; Knowledge of Priveterra. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to Priveterra’s knowledge” and “to the knowledge of Priveterra” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the Priveterra Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12 of the Company Disclosure Schedules or the Priveterra Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13        No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement or related to the transactions contemplated hereby, may only be made against, the Parties (and then only with respect to the specific obligations of such Parties, as set forth herein), and none of the Representatives of any Priveterra Party (including the Sponsor) or the Company (and including the Parties’ stockholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein.

Section 8.14        Extension; Waiver. The Company (prior to the Closing) or the Sponsor (after the Closing) may (a) extend the time for the performance of any of the obligations or other acts of the Priveterra Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Priveterra Parties set forth herein or (c) waive compliance by the Priveterra Parties with any of the agreements or conditions set forth herein. Priveterra may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights, powers or privileges hereunder shall not constitute a waiver of such rights, powers or privileges, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.15        Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT, OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16        Submission to Jurisdiction. Any Proceeding (a) arising under this Agreement or under any Ancillary Document, or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware. Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document, or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or any Ancillary Document, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding.

Section 8.17        Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other Parties have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 8.18        Trust Account Waiver. Reference is made to the final prospectus of Priveterra, filed with the SEC in connection with the initial public offering of Priveterra (the “Prospectus”). The Company acknowledges, agrees and understands that Priveterra has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Priveterra’s public stockholders (the “Public Stockholders”) and certain other parties (including the underwriters of the IPO), and Priveterra may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Priveterra entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives and Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company nor any of its Representatives or Affiliates does now nor shall at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account or distributions therefrom, and shall not make or bring any action, suit, claim or other proceeding against the Trust Account (including in respect of any distributions therefrom), regardless of whether such action, suit, claim or other proceeding arises as a result of, in connection with or relates in any way to, this Agreement, the transactions contemplated hereby or any proposed or actual business relationship between Priveterra or any of its Representatives of Affiliates, on the one hand, and the Company or any of its Representatives or Affiliates, on the other hand, or any other matter, and regardless of whether such action, suit, claim or other proceeding arises based on contract, tort, equity or any other theory of legal liability (any and all such actions, suits, claims or other proceedings are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives and Affiliates, hereby irrevocably and unconditionally waives any Trust Account Released Claims that it or any of its Representatives or Affiliates may have against the Trust Account (including in respect of any distributions therefrom) now or in the future as a result of, or arising out of, any discussions, negotiations, agreements or Contracts with Priveterra or its Representatives or Affiliates, and will not seek recourse against the Trust Account (including in respect of any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Priveterra or its Affiliates).

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

PRIVETERRA ACQUISITION CORP.

By:	/s/ Oleg Grodnensky
	Name:	Oleg Grodnensky
	Title:	Chief Operating Officer and Chief Financial Officer

PRIVETERRA MERGER SUB, INC.

By:	/s/ Oleg Grodnensky
	Name:	Oleg Grodnensky
	Title:	Chief Operating Officer and Chief Financial Officer

AEON BIOPHARMA, INC.

By:	/s/ Marc Forth
	Name:	Marc Forth
	Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of December 12, 2022, is made by and among Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), as the sole holder of Class B common stock par value $0.0001 per share (the “Class B Common Stock”) of Priveterra Acquisition Corp., a Delaware corporation (“Priveterra”), the other Persons party hereto as “Other Priveterra Insiders” set forth on the signature pages hereto (the “Other Priveterra Insiders”, and together with the Sponsor, collectively, the “Priveterra Insiders”), Priveterra, and AEON Biopharma, Inc., a Delaware corporation (the “Company”), and hereby amends and restates in its entirety the Letter Agreement, dated February 8, 2021, between the Sponsor and the Priveterra Insiders (as may be amended, modified or supplemented from time to time) (the “Insider Letter”). The amendment and restatement of the Insider Letter shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason in accordance with its terms. The Sponsor, Priveterra and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Priveterra, the Company and Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, as of the date of this Agreement, the Sponsor owns 6,900,000 shares of Class B Common Stock and (b) 5,280,000 warrants, each of which is exercisable for one share of Class A Common Stock at a price of $11.50 per share (the “Private Placement Warrants”);

WHEREAS, in connection with the Business Combination Agreement, the 6,900,000 shares of Class B Common Stock held by the Sponsor will be converted into 6,900,000 shares of Class A Common Stock (the “Sponsor Shares”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Sponsor will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger).

1

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

-	Agreement to Vote.

(a) Pursuant to Section 2 of that Insider Letter, by and among Priveterra and the Priveterra Insiders, the Sponsor hereby consents to the entry by Priveterra into the Business Combination Agreement and each other Ancillary Document to which Priveterra is or will be a party.

(b) For so long as this Agreement is in effect, the Sponsor hereby agrees to vote at any meeting of the stockholders of Priveterra, and in any action by written resolution of the stockholders of Priveterra, all of the Sponsor’s shares of Class B Common Stock and the Private Placement Warrants (together with any other Equity Securities of Priveterra that the Sponsor holds of record or beneficially, as of the date of this Agreement, or of which the Sponsor acquires record or beneficial ownership after the date hereof, collectively, the “Subject Priveterra Equity Securities”) in favor of the Required Transaction Proposals, and against any proposal that conflicts or materially impedes or interferes with any Required Transaction Proposals, including any Priveterra Acquisition Proposal, or that would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement. The Sponsor shall validly execute and deliver to Priveterra, on (or effective as of) the fifth (5th) Business Day following the date that the Proxy Statement/Prospectus is disseminated by Priveterra to Priveterra’s stockholders (following the date that the Registration Statement/Proxy Statement becomes effective), a properly completed voting proxy in the form distributed by or on behalf of Priveterra in favor of the Required Transaction Proposals. In the event of any equity dividend or distribution, or any change in the equity interests of Priveterra by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like prior to the Closing, the term “Subject Priveterra Equity Securities” shall be deemed to refer to and include the Subject Priveterra Equity Securities as well as all such equity dividends and distributions and any securities into which or for which any or all of the Subject Priveterra Equity Securities may be changed or exchanged or which are received in such transaction.

2. Vesting Class A Common Stock.

(a) Subject to, and conditioned upon the occurrence of and effective immediately after the Closing, fifty percent (50%) of the Sponsor Shares (i.e., 3,450,000 Sponsor Shares) (the “Contingent Founder Shares”) shall be unvested and subject to the restrictions and forfeiture provisions set forth in this Sponsor Support Agreement. The remaining fifty percent (50%) of the Sponsor Shares and one hundred percent (100%) of the Private Placement Warrants shall not be subject to the provisions set forth below in this Section 2 (the “Vested Founder Securities”). The Contingent Founder Shares shall vest, and except as otherwise provided in this Section 2, shall become free of the provisions set forth in this Section 2 as follows:

(i) 1,000,000 of the Contingent Founder Shares (the “Migraine Phase 3 Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the Migraine Phase 3 Contingent Consideration Shares on or prior to the Migraine Phase 3 Outside Date in accordance with the terms of Section 2.2(a)(i) of the Business Combination Agreement;

2

(ii) 1,000,000 of the Contingent Founder Shares (the “CD BLA Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the CD BLA Contingent Consideration Shares on or prior to the CD BLA Outside Date in accordance with the terms of Section 2.2(a)(ii) of the Business Combination Agreement; and

(iii) 1,450,000 of the Contingent Founder Shares (the “Episodic/Chronic Migraine Contingent Founder Shares”) shall vest upon the earlier of (x) the achievement of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares on or before the Episodic Migraine Outside Date in accordance with the terms of Section 2.2(a)(iii) of the Business Combination Agreement and (y) the achievement of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares on or before the Chronic Migraine Outside Date in accordance with the terms of Section 2.2(a)(iv) of the Business Combination Agreement.

(b) Following the Closing, if a Change of Control of Priveterra shall occur on or before the applicable outside date as set forth in Section 2.2(a) of the Business Combination Agreement (the “Outside Date”), respectively, then the conditions for the vesting of any Contingent Founder Shares that remains unvested as of immediately prior to the consummation of such Change of Control shall be deemed to have been achieved and any such Contingent Founder Shares shall immediately vest as of immediately prior to the consummation of such Change of Control. Any Contingent Founder Shares that remain unvested pursuant to Section 2(a)(i)–(iii) (and the related portion of any dividends and earnings thereon) as of the expiration of the applicable Outside Date set forth therein (as such Outside Date may be extended pursuant to Section 2.2(c) of the Business Combination Agreement) shall be automatically forfeited without any further action by any other Person, immediately transferred to Priveterra without consideration for such transfer and canceled by Priveterra.

(c) The Contingent Founder Shares shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Class A Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Class A Common Stock, occurring on or after the date hereof and prior to the time any such Contingent Founder Shares shall have vested in accordance with this Section 2.

3

(d) Any dividends or other distributions paid with respect to the Contingent Founder Shares during any period of time that such Contingent Founding Shares are subject to vesting pursuant to the terms of this Section 2 shall be deposited by Priveterra for the benefit of the Sponsor in a separate account held and maintained solely for the benefit of Sponsor (the “Escrow Account”), subject to the terms and conditions of that certain Escrow Agreement to be entered into by and between the parties hereto in form and substance attached as Exhibit A (the “Escrow Agreement”). The parties agree that for U.S. federal, state and local tax purposes, Sponsor is the owner of the Contingent Founder Shares and the Escrow Account, and in furtherance of the foregoing, Sponsor will be treated as the recipient of (A) any dividends or other distributions paid with respect to the Contingent Founder Shares (“Dividends”) and (B) any interest or other income or gains earned with respect to amounts held in the Escrow Account (“Escrow Income”), whether or not ultimately distributed from the Escrow Account to Sponsor. Upon the vesting of any Contingent Founder Shares pursuant to this Section 2, Priveterra shall instruct the escrow agent to release any amounts held in the Escrow Account (including Dividends and Escrow Income) in respect of such Contingent Founder Shares to Sponsor. In the event that any Contingent Founder Shares are forfeited pursuant to the terms of this Section 2, then any amounts held in the Escrow Account (including Dividends and Escrow Income) in respect of such Contingent Founder Shares forfeited pursuant to this Section 2 shall be distributed from the Escrow Account to Priveterra, such payment to be made in the manner set forth in the Escrow Agreement. For the avoidance of doubt, no tax reporting shall be required in respect of the release of all or any portion of any amounts from the Escrow Account to Sponsor, and Sponsor shall be responsible for paying taxes (including any penalties and interest thereon) on all taxable Dividends and any Escrow Income, and for filing all necessary tax returns with respect to such income.

(e) The Sponsor shall not, and hereby waives any right to, vote (whether at any meeting of the holders of Class A Common Stock, by written resolution or otherwise) the Contingent Founder Shares owned by it during any period of time that such Contingent Founder Shares are subject to vesting pursuant to the terms of this Section 2.

(f) To the extent that any of the Founder Shares are (A) transferred to any Person in connection with any Interim Financing or Redemption Mitigation Measure pursuant to the terms of Section 5(b) of this Agreement or (B) forfeited by the Sponsor pursuant to Section 5(b) (a “Sponsor Transfer”, and such transferred or forfeited Founder Shares, the “Transferred Founder Shares”), then a corresponding amount of Contingent Founder Shares that remain subject to vesting pursuant to this Section 2 equal to the number of the Transferred Founder Shares (allocated among the Migraine Phase 3 Contingent Founder Shares, the CD BLA Contingent Founder Shares and the Episodic/Chronic Migraine Contingent Founder Shares in the Sponsor’s sole discretion) shall vest and no longer be subject to forfeiture effective as of the later of (x) the Closing Date and (y) the date any such Transferred Founder Shares are transferred or forfeited pursuant to the foregoing clause (A) or (B), as applicable.

(g) In furtherance of the foregoing, Priveterra hereby agrees to (i) place a revocable stop order on all Contingent Founder Shares subject to Section 2(a), including those which may be covered by a registration statement, and (ii) notify Priveterra’s transfer agent in writing of such stop order and the restrictions on such Contingent Founder Shares under Section 2(a) and direct Priveterra’s transfer agent not to process any attempts by the Sponsor, or any other Person, to Transfer any Contingent Founder Shares except in compliance with Section 2(a).

4

3. Waivers.

(a) The Sponsor hereby waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its successors, heirs and assigns), to the fullest extent permitted by law and the Governing Documents of Priveterra, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the shares of Class B Common Stock held by the Sponsor convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement. For the avoidance of doubt, the foregoing waiver does not waive the Sponsor’s rights under Section 4.3(b) of Priveterra’s Amended and Restated Certificate of Incorporation, which provides that in no event may any Class B Common Stock convert into shares of Class A Common Stock at a ratio that is less than one-for-one.

(b) The Sponsor hereby waives any and all Redemption Rights in respect to the Required Transaction Proposals, and shall not elect to cause Priveterra to redeem any Subject Priveterra Equity Securities beneficially owned or owned of record by the Sponsor in connection with the Required Transaction Proposals.

(c) The Sponsor hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account with respect to the Subject Priveterra Equity Securities.

4. Transfer of Shares.

(a) From the date hereof until the earlier of (i) the Closing or (ii) the valid termination of this Agreement pursuant to Section 6, the Sponsor hereby agrees that the Sponsor shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject Priveterra Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Sponsor’s Subject Priveterra Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Sponsor’s Subject Priveterra Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of any of the Sponsor’s Subject Priveterra Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)), result in a sale or disposition of the Sponsor’s Subject Priveterra Equity Securities or (v) take any action that would have the effect of preventing or materially delaying the performance of the Sponsor’s obligations hereunder, except (A) as affirmatively permitted by the Business Combination Agreement or (B) any Transfer that would be permitted pursuant to Section 7 of the Insider Letter.

5

(b) From the Closing until the earlier of (i) the twelve (12) month anniversary of the Closing or (ii) the valid termination of this Agreement pursuant to Section 6 (the “Lock-up Period”), the Sponsor hereby agrees that the Sponsor shall not, directly or indirectly, Transfer any Subject Priveterra Equity Securities except in accordance with Section 4(c); provided, however, that the foregoing shall not apply to any Transfer (A) to Priveterra’s officers or directors, any affiliates or family member of any of Priveterra’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or (G) in connection with a Change of Control of Priveterra provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(c) Notwithstanding Section 4(b), (i) in the event that, following the Closing, the volume-weighted average price of Class A Common Stock of Priveterra, as reported by Bloomberg, exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) on the principal exchange on which the Class A Common Stock of Priveterra is then listed or quoted for any 20 trading days within any 30 consecutive trading day period commencing at least 150 days after the Closing Date, then Sponsor may Transfer up to 50% of the Lock-up Securities (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); (ii) in the event that, following the Closing, the volume-weighted average price of Class A Common Stock of Priveterra, as reported by Bloomberg, exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) on the principal exchange on which the Class A Common Stock of Priveterra is then listed or quoted for any 20 trading days within any 30 consecutive trading day period commencing at least 150 days after the Closing Date, then Sponsor may Transfer the remaining 50% of the Lock-up Securities that were not released pursuant to clause (i) of this Section 4(b) and (iii) Sponsor may Transfer any Lock-up Securities to the extent constituting the Private Placement Warrants and any Class A Common Stock of Priveterra issued upon the exercise thereof, 30 days after the Closing Date.

(d) For purposes of this Agreement, “Lock-Up Securities” means the Class A Common Stock of Priveterra (including the Founder Shares and Contingent Founder Shares), the Private Placement Warrants and any Class A Common Stock of Priveterra issued upon the exercise of the Private Placement Warrants, in the aggregate, held by the Sponsor on the Closing Date immediately following the consummation of the Merger.

6

(e) In furtherance of the foregoing, Priveterra hereby agrees to (i) place a revocable stop order on all Subject Priveterra Equity Securities subject to Section 4(a) and Section 4(b), including those which may be covered by a registration statement, and (ii) notify Priveterra’s transfer agent in writing of such stop order and the restrictions on such Subject Priveterra Equity Securities under Section 4(a) and Section 4(b) and direct Priveterra’s transfer agent not to process any attempts by the Sponsor to Transfer any Subject Priveterra Equity Securities except in compliance with Section 4(a) or Section 4(b); for the avoidance of doubt, the obligations of Priveterra under this Section 4(e) shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Subject Priveterra Equity Securities.

5. Other Covenants.

(a) The Sponsor hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information), 5.4(a) (Public Announcements), and 5.17(b) (Bridge Loan) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Sponsor is directly a party thereto, and (ii) Section 5.6(c) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to Priveterra as if the Sponsor is directly party thereto; provided that, for the avoidance of doubt, in the event that Priveterra is required to cause the Sponsor to provide the Bridge Loan (or arrange for a third party financing source to provide the Bridge Loan) pursuant to Section 5.17(b) of the Business Combination Agreement, Sponsor will provide the Bridge Loan (or arrange for the Bridge Loan to be provided) to the Company in accordance with Section 5.17(b) of the Business Combination Agreement.

(b) In connection with any Interim Financing (as defined in the Business Combination Agreement) approved by the Company and Priveterra (including approved pursuant to the Business Combination Agreement) or any other redemption mitigation measure approved by the Company and Priveterra (a “Redemption Mitigation Measure”), the Sponsor shall agree to offer up to twenty-five percent (25%) of the Founder Shares (i.e., 1,725,000 Founder Shares) to investors in Priveterra or the Company in connection with such Interim Financing or Redemption Mitigation Measure in order to ensure that such Interim Financing is fully subscribed or to otherwise provide incentives for non-redemption in connection with a Redemption Mitigation Measure. The Sponsor further agrees that, in the event that the sum of (x) the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the Priveterra Stockholder Redemption) and (y) the amount of immediately available funds funded to Priveterra or the Company prior to the Closing pursuant to any Interim Financing Arrangement consisting of an investment in equity securities (including convertible notes) of Priveterra or the Company, but excluding any investment made by any Company Stockholder or Existing Company Noteholder (or any affiliates of any such Company Stockholder or Existing Company Noteholder), and (z) any other alternative financing arrangement as mutually agreed in writing between Priveterra and the Company to be included herein (the sum of (x), (y) and (z), the “Qualifying Amount”) shall be less than $10,000,000, then the Sponsor shall forfeit, for no consideration, effective as of, and contingent upon the occurrence of, the Closing, up to (and no more than) twenty-five percent (25%) of the Founder Shares (i.e., 1,725,000 Founder Shares) in an amount equal to the product of (x) the difference between (I) 1,725,000 Founder Shares, minus (II) any Founder Shares transferred to any Person in connection with any Interim Financing or Redemption Mitigation Measure pursuant to the foregoing sentence, multiplied by (y) the quotient (expressed as a percentage) equal to (A) the difference between $10,000,000 and the Qualifying Amount, divided by (B) $10,000,000 (such number of Founder Shares calculated as set forth herein, the “Sponsor Forfeiture Amount”). It is understood and agreed that notwithstanding anything to the contrary herein, the maximum number of Founder Shares that the Sponsor shall be obligated to transfer or forfeit pursuant to this clause (b) shall be twenty-five percent (25%) of the Founder Shares (i.e., 1,725,000 Founder Shares).

7

6. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 6(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 4, 5, 6 and 10 (solely to the extent related to the foregoing Sections 2, 4, 5 or 6) shall each survive the termination of this Agreement pursuant to Section 6(a), and (iii) Sections 6, 7, 8, 9 and 10 (solely to the extent related to the following Sections 6, 7, 8 or 9) shall survive any termination of this Agreement. For purposes of this Section 6, (x) “Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement and (y) “Fraud” means an act or omission by a Party consisting of a false or incorrect representation or warranty expressly set forth in this Agreement with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any non-party affiliate of the Company or Priveterra, as applicable (other than the Priveterra Insiders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company’s non-party affiliates or Priveterra’s non-party affiliates (other than the Priveterra Insiders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8

8. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in the Sponsor’s capacity as a record holder and beneficial owner of the Subject Priveterra Equity Securities, and not in the Sponsor’s (or any of its representatives’) capacity as a director, officer or employee of any Priveterra Party, and (b) nothing herein will be construed to limit or affect any action or inaction by the Sponsor or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any Priveterra Party or as an officer, employee or fiduciary of any Priveterra Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Priveterra Party.

9. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever in connection with the matters governed by this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10. Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures; Effectiveness), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

9

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PRIVETERRA ACQUISITION CORP.

By:	/s/ Oleg Grodnensky
Name:	Oleg Grodnensky
Title:	Secretary

PRIVETERRA SPONSOR, LLC

By:	/s/ Oleg Grodnensky
Name:	Oleg Grodnensky
Title:	Manager

PRIVETERRA MERGER SUB, INC.
By:	/s/ Robert Palmisano
Name:	Robert Palmisano
Title:	President

/s/ Vikram Malik
Vikram Malik

/s/ Oleg Grodnensky
Oleg Grodnensky

/s/ Julie B. Andrews
Julie B. Andrews

/s/ Lance A. Berry
Lance A. Berry

/s/ James A. Lightman
James A. Lightman

[Signature Page to Sponsor Support Agreement]

AEON BIOPHARMA, INC.
By:	/s/ Marc Forth
	Name:	Marc Forth
	Title:	Chief Executive Officer

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of December 12, 2022, is entered into by and among Priveterra Acquisition Corp., a Delaware corporation (“Acquiror”), AEON Biopharma, Inc., a Delaware corporation (the “Company”), Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the persons set forth on Schedule I attached hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, Acquiror, Priveterra Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement;

WHEREAS, each Stockholder is the record and “beneficial owner” (as such term is used herein, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and has the sole right to vote or direct the voting of, such number of Company Shares set forth on Schedule I hereto (together with any additional Company Shares (or any Equity Securities convertible into or exercisable or exchangeable for Company Shares) in which such Stockholder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Securities”); and

WHEREAS, as a condition and inducement to the willingness of Acquiror and the Company to enter into the Business Combination Agreement, Acquiror, the Company, the Sponsor and the Stockholders are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Stockholders, Acquiror and the Company hereby agree as follows:

1.	Voting Agreement. Each Stockholder agrees that, as promptly as reasonably practicable (and in any event no later than 48 hours after the Registration Statement is declared effective by the SEC), such Stockholder shall duly execute and deliver to the Company and Acquiror one or more written consents (in form and substance reasonably satisfactory to Acquiror) evidencing the Company Stockholder Approval, under which such Stockholders shall irrevocably and unconditionally consent to approving the Business Combination Agreement, the Ancillary Documents to which the Company is a party and the transactions contemplated thereby, including the Merger. In addition to the foregoing, each Stockholder hereby unconditionally and irrevocably agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders or other securityholders of the Company, such Stockholder shall:

a.	when such meeting is held, appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for the purpose of establishing a quorum;

b.	vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Covered Securities owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of (i) the approval and adoption of the Business Combination Agreement and the Ancillary Documents, including the Sponsor Letter Agreement and the A&R Registration Rights Agreement, approval of the Merger, and the other transactions contemplated by the Business Combination Agreement (including the treatment of any Equity Securities convertible into or exercisable or exchangeable for (x) Company Shares or (y) shares of common stock of any subsidiary of the Company) and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (iii) each of the proposals and any other matters necessary or reasonably requested by Acquiror for consummation of the Merger and all other transactions contemplated by the Business Combination Agreement and (iv) in any other circumstances upon which a consent or other approval is required under the organizational documents of the Company or otherwise sought with respect to the Business Combination Agreement or the transactions contemplated thereby, to vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Covered Securities held at such time in favor thereof; and

c.	vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Covered Securities against (i) any Company Acquisition Proposal or any other business combination agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Business Combination Agreement and the transactions contemplated thereby) and (ii) any other action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement, or (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Agreement.

2.	Irrevocable Proxy.

a.	Without limiting any other rights or remedies of Acquiror, each Stockholder hereby irrevocably appoints Acquiror or any individual designated by Acquiror as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of the Stockholder, to attend on behalf of the Stockholder any meeting of the holders of Company Shares or other Covered Securities with respect to the matters described in Section 1, to include the Covered Securities in any computation for purposes of establishing a quorum at any such meeting of the holders of Company Shares or other Covered Securities, to vote (or cause to be voted) the Covered Securities or consent (or withhold consent) with respect to any of the matters described in Section 1 in connection with any meeting of the holders of Company Shares or other Covered Securities or any action by written consent by the holders of Company Shares or other Covered Securities, in each case, in the event that the Stockholder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1.

2

b.	The proxy granted by each Stockholder pursuant to Section 2(a) is coupled with an interest sufficient in law to support an irrevocable proxy and is only granted in consideration for Acquiror entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Stockholder pursuant to Section 2(a) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by each Stockholder and shall revoke any and all prior proxies granted by each Stockholder with respect to the Covered Securities. The vote or consent of the proxyholder in accordance with Section 2(a) and with respect to the matters in Section 1 shall control in the event of any conflict between such vote or consent by the proxyholder of the Covered Securities and a vote or consent by each Stockholder of the Covered Securities (or any other Person with the power to vote the Covered Securities) with respect to the matters in Section 1. The proxyholder may not exercise the proxy granted pursuant to Section 2(a) on any matter except those provided in Section 1. For the avoidance of doubt, each Stockholder may vote the Covered Securities on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.

c.	Each Stockholder hereby (i) irrevocably and unconditionally waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Business Combination Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such Stockholder may have under applicable law (including Section 262 of the Delaware General Corporation Law or otherwise) (ii) agrees not to commence or participate in any claim, derivative or otherwise, against the Company, Acquiror, Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement (iii) acknowledges and consents to, on behalf of itself, and each other holder of Company Preferred Stock and irrevocably and unconditionally waives any and all rights such Stockholder may have with respect to, the automatic conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock, with such conversion to be in accordance with the terms of the Company’s Governing Documents and effective as of immediately prior to the Effective Time.

d.	Each Stockholder, to the extent such Stockholder’s Covered Securities include Company Preferred Stock, hereby irrevocably waives, on behalf of themselves and each other holder of Company Preferred Stock, any right to any payments upon liquidation of the Company pursuant to the Company’s Governing Documents or any Contract.

3.	Other Covenants and Agreements.

a.	Each Stockholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, (i) the Investors’ Rights Agreement of the Company, dated April 19, 2017 (as amended, supplemented, restated or otherwise modified from time to time (the “Investors’ Rights Agreement”)) shall be automatically terminated in accordance with its terms and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Effective Time and (ii) upon such termination neither the Company nor any of its Affiliates (including from and after the Effective Time, Acquiror and its Affiliates) shall have any further obligations or liabilities under the Investors’ Rights Agreement. Without limiting the generality of the foregoing, each Stockholder hereby agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.

3

b.	Each Stockholder hereby covenants and agrees that such Stockholder shall not (i) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Securities that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Securities that is inconsistent with such Stockholder’s obligations pursuant to this Agreement or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

c.	Each Stockholder hereby agrees to be bound by and subject to (i) Section 5.3(a) (Confidentiality and Access to Information), Section 5.4(a) (Public Announcements) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Stockholder is directly party thereto, and (ii) Section 5.6(a) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Stockholder is directly party thereto.

d.	Each Stockholder hereby agrees to promptly notify Acquiror in writing of any changes or updates to Schedule I attached hereto as it relates to such Stockholder after the date hereof.

e.	The Company and the Acquiror hereby agree not to take any of the actions set forth on Schedule 3(e) hereto, without the prior written consent of the Stockholder.

4.	Transfer of Equity Securities. Except as otherwise contemplated by the Business Combination Agreement or this Agreement, each Stockholder agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), create any Lien or pledge, dispose of or otherwise encumber any of the Covered Securities or otherwise enter into any contract, option, commitment or other arrangement or understanding with respect to the foregoing, (b) deposit any of the Covered Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, or take any other action which would, or would reasonably be expected to, be inconsistent with this Agreement or result in a diminution of the voting power represented by the Covered Securities , (c) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any of the Covered Securities; provided, that, in the case of a stockholder that is an individual or trust, such stockholder may transfer or agree to transfer Covered Securities, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, including a donor advised trust, and such transferee shall sign a joinder to this Agreement and agree to be bound by the terms hereof as if an original Stockholder party hereto, or (d) commit or agree to take any of the foregoing actions.

5.	No Solicitation of Transactions. Each Stockholder agrees not to directly or indirectly, through any officer, director, representative, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the Business Combination Agreement or (b) participate in any discussions or negotiations regarding, or furnish to any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or knowingly assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Company Acquisition Proposal or other transaction in violation of the Business Combination Agreement. Each Stockholder shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person (other than with Acquiror, its stockholders and their respective affiliates and Representatives) conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal.

4

6.	Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Acquiror as follows:

a.	Such Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Securities, free and clear of Liens other than as created by this Agreement or such Stockholder’s organizational documents or the organizational documents of the Company (including, without limitation, for the purposes hereof, any agreement between or among stockholders of the Company). As of the date hereof, other than the Covered Securities, such Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company) or any interest therein.

b.	Such Stockholder in each case except as provided in this Agreement, the Investor Rights Agreement or the organizational documents of the Company, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Covered Securities, (ii) has not entered into any voting agreement or voting trust with respect to any of the Covered Securities that is inconsistent with the such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Covered Securities that is inconsistent with the such Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

c.	If such Stockholder is not an individual, such Stockholder (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite limited liability company or other power and authority and has taken all limited liability company or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

d.	Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Business Combination Agreement.

5

e.	The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Business Combination Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the organizational or governing documents of such Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 1, under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any contract legally binding upon such Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Business Combination Agreement.

f.	As of the date of this Agreement, there is no Action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that questions the beneficial or record ownership of the Covered Securities, the validity of this Agreement or the performance by such Stockholder of its obligations under this Agreement.

g.	Each Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

h.	Each Stockholder understands that, at the Effective Time, each outstanding Company Share shall be converted into the right to receive the Merger Consideration as set forth in the Business Combination Agreement.

i.	Except as described on Section 3.18 of the Company Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates may become liable.

7.	Lock-up. Each Stockholder acknowledges and agrees that it shall be bound by and subject to the terms of the Amended and Restated Bylaws of Acquiror, the form of which is attached as Exhibit E to the Business Combination Agreement (the “Bylaws”) and which will be adopted and effective as of the Closing, including, for avoidance of doubt, the lock-up provisions contained in the Bylaws.

8.	Registration Rights Agreement. Each Stockholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the A&R Registration Rights Agreement substantially in the form attached as Exhibit C to the Business Combination Agreement to be effective upon the Closing.

6

9.	Disclosure. Each Stockholder hereby agrees to provide to Acquiror, the Company and their respective Representatives any information regarding such Stockholder or such Stockholder’s Company Shares that is reasonably requested by Acquiror, the Company or their respective Representatives and required in order for the Company and Acquiror to comply with Sections 5.4(b) and 5.7 of the Business Combination Agreement. Each Stockholder hereby authorizes Acquiror and the Company to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq (including the Registration Statement/Proxy Statement), the Stockholder’s identity and ownership of the Equity Securities and the nature of the Stockholder’s obligations under this Agreement; provided that (x) such disclosure is consistent with the information provided by such Stockholder and (y) Acquirer and the Company make such disclosure available to Stockholder for review.

10.	Further Assurances. From time to time, at either Acquiror’s or the Company’s request and without further consideration, such Stockholder shall execute and deliver such additional instruments and documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

11.	Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any stock split, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the intended rights, privileges, duties and obligations hereunder shall be given full effect.

12.	Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by such Stockholder, Acquiror, the Company and the Sponsor.

13.	Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

14.	Fees and Expenses. Except as otherwise provided herein or in the Business Combination Agreement, all fees and expenses incurred in connection with or related to this Agreement and the Business Combination Agreement and the transactions contemplated hereby and thereby will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

15.	Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service or (iii) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) with no mail undeliverable or other rejection notice, addressed as follows:

7

(a)	if to Acquiror, to:

Priveterra Acquisition Corp.

300 SE 2nd Street, Suite 600

Fort Lauderdale, FL 33301

Attention: Oleg Grodnensky

Email: og@priveterra.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Lee Hochbaum

Email: lee.hochbaum@davispolk.com

(b)	If to the Company, to:

AEON Biopharma, Inc.

4040 MacArthur Blvd., Suite 260

Newport Beach, California 92660

Attention: Marc Forth, Chris Carr, Alex Wilson

Email: aw@aeonbiopharma.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor,

Costa Mesa, California 92626

Attention: Shayne Kennedy, Daniel Rees, and Brian Duff

E-mail: Shayne.Kennedy@lw.com
      Daniel.Rees@lw.com
      Brian.Duff@lw.com

(c)	if to the Sponsor, to:

Priveterra Sponsor, LLC

300 SE 2nd Street, Suite 600

Fort Lauderdale, FL 33301

Attn: Oleg Grodnensky, COO & CFO

E-mail: og@priveterra.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn:     W. Soren Kreider IV
Email:   w.soren.kreider@davispolk.com

(d)	If to a Stockholder, to the address specified by such Stockholder in the signature page.

8

16.	No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Securities of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Securities, except as otherwise provided herein.

17.	Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee, or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

18.	Entire Agreement. This Agreement and the Business Combination Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

19.	No Third-Party Beneficiaries. Each Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror, the Company and the Sponsor in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

20.	Governing Law and Venue. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal Laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware, including its statute of limitations, without giving effect to any choice-of-law provisions that would compel the application of the substantive Laws or statute of limitations of any other jurisdiction.

21.	Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

22.	Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

23.	Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

9

24.	Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

25.	Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof, and (c) upon mutual written agreement of the Parties. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement; provided, however, that (i) the termination of this Agreement pursuant to the foregoing clause (b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud; (ii) the provisions of Section 3 (Other Covenants and Agreements) and Section 4 (Transfer of Equity Securities) shall survive the termination of this Agreement pursuant to the foregoing clause (a); and (iii) the provisions of Section 10 (Further Assurances), Section 12 (Amendment and Modification), Section 14 (Fees and Expenses), Section 15 (Notices), Section 18 (Entire Agreement), Section 21 (Assignment), this Section 25 (Termination), and Section 26 (Parties Advised by Counsel) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

26.	Parties Having Opportunity to Seek Advice of Counsel. This Agreement has been negotiated between unrelated parties who are sophisticated and knowledgeable in the matters contained in this Agreement and who have acted in their own self-interest. In addition, each party has had the opportunity to seek advice of legal counsel.

[The remainder of this page is intentionally left blank.]

10

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

PRIVETERRA ACQUISITION CORP.

By:

Name:	Oleg Grodnensky

Title:	Secretary

AEON BIOPHARMA, INC.

By:

Name:

Title:

PRIVETERRA SPONSOR, LLC

By:

Name:	Oleg Grodnensky

Title:	Manager

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

STOCKHOLDERS:

[NAME]

By:

Name:

Title:

[Signature Page to Company Support Agreement]

SCHEDULE I

Name of Stockholder	Company Common Stock	Company Preferred Stock	Convertible Equity

Schedule I

NOTEHOLDER SUPPORT AGREEMENT

This NOTEHOLDER SUPPORT AGREEMENT (this “Agreement”), dated as of [●], 2022, is entered into by and among Priveterra Acquisition Corp., a Delaware corporation (“Acquiror”), AEON Biopharma, Inc., a Delaware corporation (the “Company”), Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the persons set forth on Schedule I attached hereto (each, a “Noteholder” and, collectively, the “Noteholders”).

RECITALS

WHEREAS, concurrently herewith, Acquiror, Priveterra Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement;

WHEREAS, each Noteholder is the record and “beneficial owner” (as such term is used herein, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, the Existing Company Convertible Notes opposite such Noteholder’s name set forth on Schedule I hereto (together with the Conversion Shares (as defined below), and any other Equity Securities of the Company that such Existing Noteholder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Securities”); and

WHEREAS, as a condition and inducement to the willingness of Acquiror and the Company to enter into the Business Combination Agreement, Acquiror, the Company, the Sponsor and the Noteholders are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Noteholders, Acquiror and the Company hereby agree as follows:

1.	Conversion. Each Noteholder agrees to, immediately prior to the Closing, exercise (or be deemed to have exercised) the conversion rights under their Existing Company Convertible Notes to convert all Existing Company Convertible Notes held by such Noteholder into the maximum number of shares of Company Common Stock into which such Existing Company Convertible Note is convertible, in accordance with the terms thereof (the “Conversion,” and such shares of Company Common stock, the “Conversion Shares”). Upon the Conversion and the issuance to such Noteholder of the Conversion Shares in respect of such Existing Company Convertible Note, such Existing Company Convertible Note will be canceled and none of the Noteholder, the Company or any other Person will have any further rights or obligations in respect thereof.

2.	Waivers.

a.	With respect to the Acquiror’s Class A Common Stock that each Noteholder will receive as part of the Merger Consideration with respect to such Noteholder’s Conversion Shares, each Noteholder hereby irrevocably and unconditionally waives any and all right to participate in or receive, and any claims of any portion of, the Contingent Consideration payable to certain of the Company Stockholders in accordance with the terms of the Business Combination Agreement; provided that, in the event that such Noteholder owns shares of Company Common Stock (or securities convertible thereto) in addition to any Conversion Shares, the waiver of rights with respect to Contingent Consideration shall not apply or affect the right of such Noteholder to receive any portion of the Contingent Consideration related to such other shares of Company Common Stock.

b.	In addition, each Noteholder hereby irrevocably and unconditionally waives any and all notice or preemptive rights that such Noteholder may otherwise be entitled pursuant to the Investors’ Rights Agreement or any other Contract or arrangement that such Noteholder may have with the Company, including any right of first refusal, that may be triggered in connection with, or as a result of, the consummation of the Merger or the other transactions contemplated by the Business Combination Agreement or any Ancillary Document.

c.	Each Noteholder hereby irrevocably and unconditionally waives any and all rights under the terms of each Existing Company Note held by such Noteholder to demand or receive any payment of cash or other property in respect of such Existing Company Note from any person (including the repayment of any outstanding principal or interest thereunder) except for the receipt of the Conversion Shares upon the Conversion of such Existing Company Note.

3.	Voting Agreement. Each Noteholder agrees that, as promptly as reasonably practicable (and in any event no later than 48 hours after the Registration Statement is declared effective by the SEC), to the extent that, at such time such Noteholder is the record or beneficial owner of any Equity Securities of the Company, such Noteholder shall duly execute and deliver to the Company and Acquiror one or more written consents (in form and substance reasonably satisfactory to Acquiror) evidencing the Company Stockholder Approval, under which such Noteholders shall irrevocably and unconditionally consent to approving the Business Combination Agreement, the Ancillary Documents to which the Company is a party and the transactions contemplated thereby, including the Merger. In addition to the foregoing, each Noteholder hereby unconditionally and irrevocably agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders or other securityholders of the Company, such Noteholder shall, with respect to any Covered Securities that constitute Equity Securities of the Company:

a.	when such meeting is held, appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for the purpose of establishing a quorum;

b.	vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Covered Securities owned as of the record date for such meeting (or the date that any written consent is executed by such Noteholder) in favor of (i) the approval and adoption of the Business Combination Agreement and the Ancillary Documents, including the Sponsor Letter Agreement and the A&R Registration Rights Agreement, approval of the Merger, and the other transactions contemplated by the Business Combination Agreement (including the treatment of any Debt or Equity Securities of the Company convertible into or exercisable or exchangeable for (x) Company Shares or (y) shares of common stock of any subsidiary of the Company) and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (iii) each of the proposals and any other matters necessary or reasonably requested by Acquiror for consummation of the Merger and all other transactions contemplated by the Business Combination Agreement and (iv) in any other circumstances upon which a consent or other approval is required under the organizational documents of the Company or otherwise sought with respect to the Business Combination Agreement or the transactions contemplated thereby, to vote, consent or approve (or cause to be voted, consented or approved) all of such Noteholder’s Covered Securities held at such time in favor thereof; and

2

c.	vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Covered Securities against (i) any Company Acquisition Proposal or any other business combination agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Business Combination Agreement and the transactions contemplated thereby) and (ii) any other action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement, or (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Noteholder contained in this Agreement.

4.	Irrevocable Proxy.

a.	Without limiting any other rights or remedies of Acquiror, each Noteholder, to the extent such Noteholders’ Covered Securities include Equity Securities, hereby irrevocably appoints Acquiror or any individual designated by Acquiror as the Noteholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of the Noteholder, to attend on behalf of the Noteholder any meeting of the holders of Equity Securities of the Company with respect to the matters described in Section 3, to include the Covered Securities in any computation for purposes of establishing a quorum at any such meeting of the holders of Company Shares or other Covered Securities, to vote (or cause to be voted) the applicable Covered Securities or consent (or withhold consent) with respect to any of the matters described in Section 3 in connection with any meeting of the holders of Equity Securities of the Company or other Covered Securities or any action by written consent by the holders of Company Shares or other Covered Securities, in each case, in the event that the Noteholder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in Section 3.

b.	The proxy granted by each Noteholder pursuant to Section 4(a) is coupled with an interest sufficient in law to support an irrevocable proxy and is only granted in consideration for Acquiror entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Noteholder pursuant to Section 4(a) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by each Noteholder and shall revoke any and all prior proxies granted by each Noteholder with respect to the Covered Securities. The vote or consent of the proxyholder in accordance with Section 4(a) and with respect to the matters in Section 3 shall control in the event of any conflict between such vote or consent by the proxyholder of the Covered Securities and a vote or consent by each Noteholder of the Covered Securities (or any other Person with the power to vote the Covered Securities) with respect to the matters in Section 3. The proxyholder may not exercise the proxy granted pursuant to Section 4(a) on any matter except those provided in Section 3. For the avoidance of doubt, each Noteholder may vote the Covered Securities constituting Equity Securities of the Company on all other matters, subject to, the other applicable covenants, agreements and obligations set forth in this Agreement.

3

c.	Each Noteholder hereby (i) irrevocably and unconditionally waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Business Combination Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such Noteholder may have under applicable law (including Section 262 of the Delaware General Corporation Law or otherwise), (ii) agrees not to commence or participate in any claim, derivative or otherwise, against the Company, Acquiror, Merger Sub or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement and (iii) acknowledges and consents to, on behalf of itself, and each other holder of Company Preferred Stock and irrevocably and unconditionally waives any and all rights such Noteholder may have with respect to, the automatic conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock, with such conversion to be in accordance with the terms of the Company’s Governing Documents and effective as of immediately prior to the Effective Time.

d.	Each Noteholder, to the extent such Noteholder’s Covered Securities include Company Preferred Stock, hereby irrevocably waives, on behalf of themselves and each other holder of Company Preferred Stock, any right to any payments upon liquidation of the Company pursuant to the Company’s Governing Documents or any Contract.

5.	Other Covenants and Agreements.

a.	Each Noteholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, to the extent such Noteholder is a party thereto, (i) the Investors’ Rights Agreement of the Company, dated April 19, 2017 (as amended, supplemented, restated or otherwise modified from time to time (the “Investors’ Rights Agreement”)) shall be automatically terminated in accordance with its terms and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Effective Time and (ii) upon such termination neither the Company nor any of its Affiliates (including from and after the Effective Time, Acquiror and its Affiliates) shall have any further obligations or liabilities under the Investors’ Rights Agreement. Without limiting the generality of the foregoing, each Noteholder hereby agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.

b.	Each Noteholder hereby covenants and agrees that such Noteholder shall not (i) enter into any voting agreement or voting trust with respect to any of such Noteholder’s Covered Securities that is inconsistent with such Noteholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Noteholder’s Covered Securities that is inconsistent with such Noteholder’s obligations pursuant to this Agreement or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

4

c.	Each Noteholder hereby agrees to be bound by and subject to (i) Section 5.3(a) (Confidentiality and Access to Information), Section 5.4(a) (Public Announcements) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Noteholder is directly party thereto, and (ii) Section 5.6(a) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Noteholder is directly party thereto.

d.	Each Noteholder hereby agrees to promptly notify Acquiror in writing of any changes or updates to Schedule I attached hereto as it relates to such Noteholder after the date hereof.

e.	The Company and the Acquiror hereby agree not to take any actions set forth on Schedule 5(e) hereto, without the prior written consent of the Noteholder.

6.	Transfer of Covered Securities. Except as otherwise contemplated by the Business Combination Agreement or this Agreement, each Noteholder agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), create any Lien or pledge, dispose of or otherwise encumber any of the Covered Securities or otherwise enter into any contract, option, commitment or other arrangement or understanding with respect to the foregoing, (b) deposit any of the Covered Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, or take any other action which would, or would reasonably be expected to, be inconsistent with this Agreement or result in a diminution of the voting power represented by the Covered Securities , (c) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any of the Covered Securities; provided, that, in the case of a stockholder that is an individual or trust, such stockholder may transfer or agree to transfer Covered Securities, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, including a donor advised trust, and such transferee shall sign a joinder to this Agreement and agree to be bound by the terms hereof as if an original Noteholder party hereto, or (d) commit or agree to take any of the foregoing actions.

7.	No Solicitation of Transactions. Each Noteholder agrees not to directly or indirectly, through any officer, director, representative, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the Business Combination Agreement or (b) participate in any discussions or negotiations regarding, or furnish to any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or knowingly assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Company Acquisition Proposal or other transaction in violation of the Business Combination Agreement. Each Noteholder shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person (other than with Acquiror, its stockholders and their respective affiliates and Representatives) conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal.

5

8.	Representations and Warranties of the Noteholders. Each Noteholder hereby represents and warrants to Acquiror as follows:

a.	Such Noteholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Securities, free and clear of Liens other than as created by this Agreement or such Noteholder’s organizational documents or the organizational documents of the Company (including, without limitation, for the purposes hereof, any agreement between or among stockholders of the Company). As of the date hereof, other than the Covered Securities, such Noteholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company) or any interest therein.

b.	Such Noteholder in each case except as provided in this Agreement, the Investor Rights Agreement or the organizational documents of the Company, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Covered Securities, (ii) has not entered into any voting agreement or voting trust with respect to any of the Covered Securities that is inconsistent with the such Noteholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Covered Securities that is inconsistent with the such Noteholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

c.	If such Noteholder is not an individual, such Noteholder (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite limited liability company or other power and authority and has taken all limited liability company or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Noteholder and constitutes a valid and binding agreement of such Noteholder enforceable against such Noteholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

d.	Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Noteholder from, or to be given by such Noteholder to, or be made by such Noteholder with, any Governmental Authority in connection with the execution, delivery and performance by such Noteholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Business Combination Agreement.

e.	The execution, delivery and performance of this Agreement by such Noteholder does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Business Combination Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the organizational or governing documents of such Noteholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Noteholder pursuant to any contract binding upon such Noteholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 3, under any applicable Law to which such Noteholder is subject or (iii) any change in the rights or obligations of any party under any contract legally binding upon such Noteholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Noteholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Business Combination Agreement.

6

f.	As of the date of this Agreement, there is no Action, proceeding or investigation pending against such Noteholder or, to the knowledge of such Noteholder, threatened against such Noteholder that questions the beneficial or record ownership of the Covered Securities, the validity of this Agreement or the performance by such Noteholder of its obligations under this Agreement.

g.	Each Noteholder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon such Noteholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Noteholder contained herein.

h.	Each Noteholder understands that, at the Effective Time, each outstanding Company Share shall be converted into the right to receive the Merger Consideration as set forth in the Business Combination Agreement.

i.	Except as described on Section 3.18 of the Company Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Company Noteholder, for which the Company or any of its Affiliates may become liable.

9.	Lock-up. Each Noteholder acknowledges and agrees that it shall be bound by and subject to the terms of the Amended and Restated Bylaws of Acquiror, the form of which is attached as Exhibit E to the Business Combination Agreement (the “Bylaws”) and which will be adopted and effective as of the Closing, including, for avoidance of doubt, the lock-up provisions contained in the Bylaws.

10.	Registration Rights Agreement. Each Noteholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the A&R Registration Rights Agreement substantially in the form attached as Exhibit C to the Business Combination Agreement to be effective upon the Closing.

11.	Disclosure. Each Noteholder hereby agrees to provide to Acquiror, the Company and their respective Representatives any information regarding such Noteholder or such Noteholder’s Company Shares that is reasonably requested by Acquiror, the Company or their respective Representatives and required in order for the Company and Acquiror to comply with Sections 5.4(b) and 5.7 of the Business Combination Agreement. Each Noteholder hereby authorizes Acquiror and the Company to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq (including the Registration Statement/Proxy Statement), the Noteholder’s identity and ownership of the Equity Securities and the nature of the Noteholder’s obligations under this Agreement; provided that (x) such disclosure is consistent with the information provided by such Stockholder and (y) Acquirer and the Company make such disclosure available to Stockholder for review.

7

12.	Further Assurances. From time to time, at either Acquiror’s or the Company’s request and without further consideration, such Noteholder shall execute and deliver such additional instruments and documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

13.	Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any stock split, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the intended rights, privileges, duties and obligations hereunder shall be given full effect.

14.	Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by such Noteholder, Acquiror, the Company and the Sponsor.

15.	Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

16.	Fees and Expenses. Except as otherwise provided herein or in the Business Combination Agreement, all fees and expenses incurred in connection with or related to this Agreement and the Business Combination Agreement and the transactions contemplated hereby and thereby will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

17.	Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service or (iii) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) with no mail undeliverable or other rejection notice, addressed as follows:

(a)	if to Acquiror, to:

Priveterra Acquisition Corp.

300 SE 2nd Street, Suite 600

Fort Lauderdale, FL 33301

Attention: Oleg Grodnensky

Email: og@priveterra.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Lee Hochbaum

Email: lee.hochbaum@davispolk.com

8

(b)	If to the Company, to:

AEON Biopharma, Inc.

4040 MacArthur Blvd., Suite 260

Newport Beach, California 92660

Attention: Marc Forth, Chris Carr, Alex Wilson

Email: aw@aeonbiopharma.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor,

Costa Mesa, California 92626

Attention: Shayne Kennedy, Daniel Rees, and Brian Duff

E-mail: Shayne.Kennedy@lw.com

Daniel.Rees@lw.com

Brian.Duff@lw.com

(c)	if to the Sponsor, to:

Priveterra Sponsor, LLC

300 SE 2nd Street, Suite 600

Fort Lauderdale, FL 33301

Attn: Oleg Grodnensky, COO & CFO

E-mail: og@priveterra.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn: W. Soren Kreider IV
Email: w.soren.kreider@davispolk.com

(d)	If to a Noteholder, to the address specified by such Noteholder in the signature page.

18.	No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities of the Noteholder. All rights, ownership and economic benefits of and relating to the Covered Securities of the Noteholder shall remain vested in and belong to the Noteholder, and Acquiror shall have no authority to direct the Noteholder in the voting or disposition of any of the Noteholder’s Covered Securities, except as otherwise provided herein.

19.	Capacity as a Noteholder. Notwithstanding anything herein to the contrary, the Noteholder signs this Agreement solely in the Noteholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee, or designee of the Noteholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

20.	Entire Agreement. This Agreement and the Business Combination Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof; provided that, in the event any Noteholder party thereto has executed a Company Stockholder Support Agreement (as defined in the Business Combination Agreement), this Agreement shall control with respect to the Existing Company Notes and the Conversion Shares.

9

21.	No Third-Party Beneficiaries. Each Noteholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror, the Company and the Sponsor in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

22.	Governing Law and Venue. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal Laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware, including its statute of limitations, without giving effect to any choice-of-law provisions that would compel the application of the substantive Laws or statute of limitations of any other jurisdiction.

23.	Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

24.	Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

25.	Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

26.	Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

10

27.	Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof, and (c) upon mutual written agreement of the Parties. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement; provided, however, that (i) the termination of this Agreement pursuant to the foregoing clause (b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud; (ii) the provisions of Section 5 (Other Covenants and Agreements) and Section 6 (Transfer of Equity Securities) shall survive the termination of this Agreement pursuant to the foregoing clause (a); and (iii) the provisions of Section 12 (Further Assurances), Section 14 (Amendment and Modification), Section 16 (Fees and Expenses), Section 17 (Notices), Section 20 (Entire Agreement), Section 23 (Assignment), this Section 27 (Termination), and Section 28 (Parties Advised by Counsel) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

28.	Parties Having Opportunity to Seek Advice of Counsel. This Agreement has been negotiated between unrelated parties who are sophisticated and knowledgeable in the matters contained in this Agreement and who have acted in their own self-interest. In addition, each party has had the opportunity to seek advice of legal counsel.

[The remainder of this page is intentionally left blank.]

11

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

PRIVETERRA ACQUISITION CORP.

By:
Name:	Oleg Grodnensky
Title:	Secretary

AEON BIOPHARMA, INC.

By:
Name:
Title:

PRIVETERRA SPONSOR, LLC

By:
Name:	Oleg Grodnensky
Title:	Secretary

[Signature Page to Noteholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

NOTEHOLDERS:

[NAME]

By:
Name:
Title:

[Signature Page to Noteholder Support Agreement]

SCHEDULE I

Name of Noteholder	Existing Convertible Notes	Equity Securities

Schedule I

Exhibit [C]

FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among AEON Biopharma, Inc., a Delaware corporation (the “Company”) (formerly known as Priveterra Acquisition Corp., a Delaware corporation), Priveterra Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), certain former stockholders of AEON Biopharma, Inc., a Delaware corporation (“AEON”) identified on the signature pages hereto (such stockholders, the “AEON Holders” and, collectively with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of February 8, 2021 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Business Combination Agreement, dated as of [ • ], 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Priveterra Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, and AEON;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the AEON Holders received shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company;

WHEREAS, on the date hereof, certain other investors (such other investors, collectively, the “Third Party Investors”) purchased (i) an aggregate of [ • ] shares of Common Stock and (ii) $[ • ] principal amount of convertible notes in transactions exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of [ • ], 2022, entered into by and between the Company and each of the Third Party Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);1

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is the Holder of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

1 Note to Draft: Recital to be updated for final business arrangement.

1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1       Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.

“AEON” shall have the meaning given in the Preamble hereto.

“AEON Holders” shall have the meaning given in the Preamble hereto.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

2

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demand” shall have the meaning given in Section 2.1.4.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-up Period” shall mean, with respect to the Sponsor, the AEON Holders and their respective Permitted Transferees, the Lock-up Period as defined in the Bylaws of the Company.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in Section 2.1.7.

“Original RRA” shall have the meaning given in the Recitals hereto.

3

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section [ • ]2 of the Bylaws of the Company, as applied to the Sponsor pursuant to Section [ • ] of that certain Sponsor Letter Agreement, dated as of [ • ], 2022, by and among the Company, AEON, the Sponsor and the other parties thereto and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is not prohibited from transferring such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the AEON Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section [ • ] of the Bylaws of the Company and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is not prohibited from transferring such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is not prohibited from transferring such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any Additional Holder Common Stock; and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) or (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred (other than to Permitted Transferees), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E)  such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

2 Note to Draft: To confirm based on form of bylaws.

4

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)       all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)       fees and expenses of compliance with securities or blue sky laws;

(C)       printing, messenger, telephone and delivery expenses;

(D)       reasonable fees and disbursements of counsel for the Company; and

(E)       reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration, including the expenses of any special audits and/or “cold comfort” letters required by or incident to such performance and compliance.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“SEC Guidance” shall have the meaning given in Section 2.1.7.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a Registration Statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed Transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

5

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1       Shelf Registration.

2.1.1       Filing. Within thirty (30) calendar days following the Closing Date, the Company shall use commercially reasonable efforts to submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the fifth (5th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to (i) convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf or (ii) file a Form S-3 Shelf, as the case may be, in each case, as soon as practicable after the Company is eligible to use Form S-3 but in any event no later than two years following the Closing Date. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

6

2.1.2       Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3       Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor or an AEON Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the AEON Holders.

7

2.1.4       Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Holders of at least fifteen percent (15%) of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may request to sell all or any portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holders with an anticipated gross proceeds reasonably expected to exceed, in the aggregate, at least $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering. No Demanding Holders may demand more than one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 in any twelve (12) month period (such rights, in each such case, a “Demand”). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5       Reduction of Underwritten Offering. If the Underwriter in an Underwritten Shelf Takedown, in good faith, advises the Demanding Holders in writing that marketing factors require a limitation of the dollar amount or number of shares to be underwritten, then the number of shares of Registrable Securities that may be included in the underwriting (such maximum number of such securities, the “Maximum Number of Securities”) shall be allocated among all participating Holders thereof, including the Demanding Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each participating Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

2.1.6       Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4 unless the Demanding Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if the Demanding Holders elect to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

8

2.1.7       New Registration Statement. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities to register a less amount of Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement, and to use commercially reasonable efforts to seek effectiveness of the New Registration Statement.

2.2       Piggyback Registration.

2.2.1       Piggyback Rights. If (but without any obligation to do so) the Company proposes to register for its own account or for the account of stockholders of the Company (including for this purpose a Registration effected by the Company pursuant to Section 2.1) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than (i) a registration relating solely to the sale of securities to participants in a Company stock or other benefit plan, (ii) a transaction covered by Rule 145 under the Securities Act, (iii) a registration in which the only stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered, (iv) for a dividend reinvestment plan or (v) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5)3 days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within three (3) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

3 Note to Latham: The 15 day notice by the Company plus 5 days for holders to respond is a long period of time therefore we amended to 5 and 3 days.

9

2.2.2       Reduction of Piggyback Registration. If the total amount of securities or total dollar amount of securities, including Registrable Securities, requested by holders of Registrable Securities to be included in such offering exceeds the amount of securities sold (other than by the Company) that the Underwriters determine in their reasonable discretion and in good faith is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their reasonable discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling security holders according to the total amount of securities entitled to be included therein owned by each selling security holder or in such other proportions as shall mutually be agreed to by such selling security holders). For purposes of the preceding parenthetical concerning apportionment, for any selling security holder which is a holder of Registrable Securities and which is a partnership, limited liability company or corporation, the partners, retired partners and holders of capital stock of such holder, or the estates and family members of any such partners and retired partners, members and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling security holder,” and any pro-rata reduction with respect to such “selling security holder” shall be based upon the aggregate number of Registrable Securities owned by all entities and individuals included in such “selling security holder,” as defined in this sentence. For the avoidance of doubt, securities that the Company proposes to register for its own account shall take priority over any securities, including Registrable Securities, requested by holders to be included in any such offering.

2.2.3       Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

10

2.2.4       Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3       Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, the Company shall use commercially reasonable efforts to cause each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the voting power of the Company (and for which it is customary for such a Holder to agree to a lock-up) to agree that he, she or it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

ARTICLE III

COMPANY PROCEDURES

3.1       General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1       prepare and file with the Commission as soon as practicable a Registration Statement, which Registration Statement shall include a plan of distribution that includes any method of distribution that a Holder may reasonably request prior to the filing of such Registration Statement (including a distribution of Registrable Securities to its members, limited partners or stockholders), with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2       prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

11

3.1.3       prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4       prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5       cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6       provide a transfer agent or warrant agent, as applicable, and registrar and a CUSIP number for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7       advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8       at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein), including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

12

3.1.9       notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10       in the event of an Underwritten Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11       obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12       in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, as applicable;

3.1.13       in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

13

3.1.14       make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15       if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

3.1.16       otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration; and

3.1.17 upon request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary representations and other documentation from such Holder as requested by the Company, its counsel or its transfer agent.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2       Registration Expenses. Subject to Section 2.1.6, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

14

3.3       Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4       Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1       Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2       If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is therefore essential to defer such filing, initial effectiveness or continued use at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose; provided that such right to delay shall be exercised by the Company not more than once in any twelve (12) month period. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.2.

3.4.3       (a) During the period starting with the date ninety (90) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such requesting Holders are unable to obtain the commitment of Underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 for not more than ninety (90) consecutive calendar days or more than one hundred twenty (120) total calendar days in each case during any twelve (12)-month period.

15

3.5       Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1       Indemnification.

4.1.1       The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its affiliates and each of their respective officers, directors, employees, advisors, stockholders, members, general partners, limited partners and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against any and all losses, claims, damages, out-of-pocket expenses (including, without limitation, reasonable costs of investigation and fees, disbursements and outside attorneys’ fees, any amounts paid in settlement effected with the Company’s consent, and any costs incurred in enforcing the Company’s indemnification obligations hereunder) or other liabilities caused by, resulting from, arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus, free writing prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus, preliminary Prospectus or free writing prospectus in the light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the foregoing, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by or on behalf of such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

16

4.1.2       In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement, Prospectus or preliminary Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify and hold harmless the Company, each other Holder, their respective officers, directors and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, out-of-pocket expenses (including, without limitation, reasonable costs of investigation and fees, disbursements and outside attorneys’ fees, any amounts paid in settlement effected with the Holder’s consent, and any costs incurred in enforcing the Holder’s indemnification obligations hereunder) or other liabilities resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus or preliminary Prospectus in the light of the circumstances under which they were made, not misleading, or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, but only to the extent that such untrue statement, omission or violation is contained in or occasioned by (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds (after underwriting fees, commissions, or discounts) received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3       Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim after the receipt of written notice by the indemnified party of the commencement of any action, suit, proceeding or investigation or threat thereof with respect to which the indemnified party seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its written consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

17

4.1.4       The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5       If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, other liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, other liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

18

ARTICLE V

MISCELLANEOUS

5.1       Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: AEON Biopharma, Inc., 4040 MacArthur Blvd., Suite 260, Newport Beach, California 92660, Attention: Marc Forth, Email: [ • ], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2       Assignment; No Third Party Beneficiaries.

5.2.1       This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2       Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the AEON Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (w) each of the AEON Holders shall be permitted to transfer its rights hereunder as such AEON Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such AEON Holder (it being understood that no such transfer shall reduce any rights of such AEON Holder or such transferees) and (x) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more Permitted Transferees of the Sponsor (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees).

5.2.3       This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4       This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

19

5.2.5       No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3       Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

5.4       Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5       TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6       Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of a Holder so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

20

5.7       Other Registration Rights. Other than (i) the Third Party Investors who have registration rights pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of February 8, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as any AEON Holder and such Holder’s affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) under the Securities Act pursuant to which such grantee would have more favorable Demands or treatment than those granted to the AEON Holders hereunder without the prior written consent of such AEON Holder.

5.8       Term. This Agreement shall terminate on the earlier of (a) the fifth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9       Holder Information. Each Holder agrees, if requested in writing, to promptly inform the Company of the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10       Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Holders of a majority of the total Registrable Securities (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

21

5.11       Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12       Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

22

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

AEON Biopharma, Inc.
a Delaware corporation

By:
	Name:	[•]
	Title:	[•]

HOLDERS:

Priveterra Sponsor, LLC,
a Delaware limited liability company

By:
	Name:	Oleg Grodnensky
	Title:	Manager

[Individual AEON Stockholders]

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2022 (as the same may hereafter be amended, the “Registration Rights Agreement”), among AEON Biopharma, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [                ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
____________, 20__

[________]

By:
Name:
Its:

EXHIBIT D

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

[AEON BIOPHARMA, INC.]

[AEON Biopharma, Inc.] (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.              The name of the Corporation is [AEON Biopharma, Inc.]. The Corporation was incorporated under the name Priveterra Acquisition Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on November 17, 2020.

2.              (i) An amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2020 and (ii) a second amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on February 8, 2021 (the “Second Amended and Restated Certificate”).

3.              This Third Amended and Restated Certificate of Incorporation (the “Certificate”), which amends, restates and further integrates the Second Amended and Restated Certificate, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL, and has been adopted by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

4.              The text of the certificate of incorporation of the Corporation, as heretofore amended, is hereby amended and restated by this Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, [AEON Biopharma, Inc.] has caused this Certificate to be signed by a duly authorized officer of the Corporation, on [DATE].

[AEON Biopharma, Inc.], a Delaware corporation

By:
Name:
Title:

EXHIBIT A

ARTICLE I

The name of the corporation is [NEW PUBCO] (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock which the Corporation shall have authority to issue is [● ], of which (i) [ ● ] shares shall be a class designated as Class A common stock, par value $0.0001 per share (the “Common Stock”) and (ii) [ ● ] shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	COMMON STOCK.

1.      General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.      Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.      Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.      Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B.	PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Restated Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the initial registration of the Corporation’s Common Stock pursuant to the Securities Exchange Act of 1934, as amended; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following such registration; and the initial Class III directors shall serve for a term expiring at the third annual meeting following such registration. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Effective Time, subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

B. Except as otherwise expressly provided by the DGCL or this Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least [two-thirds] of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Restated Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. This Article X is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI

A. Notwithstanding anything contained in this Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI.

B. If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Restated Certificate (including, without limitation, each such portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Exhibit E

Amended and Restated Bylaws of

AEON Biopharma, Inc.

(a Delaware corporation)

as of [•]

i

TABLE OF CONTENTS

(continued)

ii

Amended and Restated Bylaws of

AEON BIOPHARMA, INC.

Article I - Corporate Offices

1.1               Registered Office.

The address of the registered office of AEON Biopharma, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2               Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1               Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2               Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3               Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4               Notice of Business to be Brought before a Meeting.

(a)                At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(b)                Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than [ninety (90) days] nor more than [one hundred twenty (120) days] prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than the hundred twentieth (120th) day prior to such annual meeting and not later than (i) the ninetieth (90th) day prior to such annual meeting or, (ii) if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c)                To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(i)                 As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

2

(ii)               As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person's business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii)             As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

3

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d)                A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(e)                Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f)                 This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

4

(g)                For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5               Notice of Nominations for Election to the Board of Directors.

(a)                Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (ii) by a stockholder present in person who (A) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder nominating any person for election to the Board of Directors at the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b)

(i)                 Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(ii)               Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the [one hundred twentieth (120th) day] prior to such special meeting and not later than the [ninetieth (90th) day] prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

5

(iii)             In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv)              In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (A) the conclusion of the time period for Timely Notice, (B) the date set forth in Section 2.5(b)(ii) or (C) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c)                To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(i)                 As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii)               As to each Nominating Person,  any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and provided that, in lieu of including the information set forth in Section 2.4(c)(ii)(F), the Nominating Person’s notice for purposes of this Section 2.5 shall include a representation as to whether the Nominating Person intends or is part of a group which intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect any nominee and (y) solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; and

(iii)             As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in a proxy statement and accompanying proxy card relating to the Corporation’s next meeting of shareholders at which directors are to be elected and to serving as a director for a full term if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(a).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (x) the stockholder providing the notice of the nomination proposed to be made at the meeting, (y) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (z) any other participant in such solicitation.

6

(d)                A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e)                In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, (i) no Nominating Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Nominating Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder in a timely manner and (ii) if any Nominating Person (1) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (2) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder in a timely manner, or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Nominating Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s candidates. If any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than seven (7) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

2.6               Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a)                To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in the form provided by the Corporation upon written request of any stockholder of record therefor) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in the form provided by the Corporation upon written request of any stockholder of record therefor) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), and (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election.

7

(b)                The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon. Without limiting the generality of the foregoing, the Board of Directors may request such other information in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation or to comply with the Director qualification standards and additional selection criteria in accordance with the Corporation’s Corporate Governance Guidelines. Such other information shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the request by the Board of Directors has been delivered to, or mailed and received by, the Nominating Person.

(c)                A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(d)                No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(e)                (e)     Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

8

2.7               Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8               Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9               Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL . At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

9

2.10           Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11           Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12           Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

10

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13           Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

2.14           List of Stockholders Entitled to Vote.

The Corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

11

2.15           Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(a)                determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(b)                count all votes or ballots;

(c)                count and tabulate all votes;

(d)             determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(e)                certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16           Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1               Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

12

3.2               Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3               Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4               Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5               Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6               Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

13

3.7               Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(a)                delivered personally by hand, by courier or by telephone;

(b)                sent by United States first-class mail, postage prepaid;

(c)                sent by facsimile or electronic mail; or

(d)                sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8               Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9               Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10           Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

14

Article IV - Committees

4.1               Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2               Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3               Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)                 Section 3.5 (place of meetings; meetings by telephone);

(ii)               Section 3.6 (regular meetings);

(iii)             Section 3.7 (special meetings; notice);

(iv)              Section 3.9 (board action without a meeting); and

(v)                Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(vi)            the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(vii)            special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(viii)          the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4               Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

15

Article V - Officers

5.1               Officers The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2               Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3               Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4               Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

16

5.5               Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6               Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7               Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8               Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1               Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

17

7.2               Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. [The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation] shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3               Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4               Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

18

7.5               Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6               Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7               Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8               Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9               Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10           Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11           Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

19

7.12           Registered Stockholders.

The Corporation:

(a)                shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(b)                shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13           Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

7.14           Lock-Up.

(a)                Subject to Section 7.14(b) below, the Lock-up Holders, may not Transfer any Lock-up Shares during the Lock-up Period (the “Lock-up”) except as follows:

(i)                 If the volume-weighted average price of the Common Stock as reported by Bloomberg, exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) on the principal exchange on which the Common Stock is then listed or quoted for any 20 trading days (which may or may not be consecutive) within any 30 consecutive trading-day period commencing at least 150 days following the closing of the AEON Transaction (the “Closing”), then each Lock-up Holder, together with its Permitted Transferees, may Transfer Lock-up Shares during the Lock-up Period in a cumulative aggregate amount of Common Shares representing up to 50% of the Lock-up Shares then held by such Lock-up Holder and its Permitted Transferees (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

(ii)               If the volume-weighted average price of the Common Stock as reported by Bloomberg, exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) on the principal exchange on which the Common Stock is then listed or quoted for any 20 trading days (which may or may not be consecutive) within any 30 consecutive trading-day period commencing at least 150 days following the Closing, then each Lock-up Holder, together with its Permitted Transferees, may Transfer during the Lock-up Period the remaining 50% of Lock-up Shares then held by such Lock-up Holder and its Permitted Transferees that were not released for Transfer pursuant to Section 7.14(a)(ii); and

20

(iii)             Any Lock-up Holder that is a non-Officer employee of the Corporation or any of its subsidiaries may Transfer any Lock-up Shares constituting AEON Equity Award Shares that are registered on a Registration Statement on Form S-8 filed by the Corporation and declared effective by the SEC beginning 180 days following the Closing.

In furtherance of the foregoing, the Corporation hereby agrees to (i) place a revocable stop order on all Lock-up Shares subject to Section 7.14(a), including those which may be covered by a registration statement, and (ii) notify the Corporation’s transfer agent in writing of such stop order and the restrictions on such Lock-up Shares under Section 7.14(a) and direct the Corporation’s transfer agent not to process any attempts by any Lock-up Holder to Transfer any such shares except in compliance with this Section 7.14.

(b)                Notwithstanding the provisions set forth in Section 7.14(a), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (i) by gift to a member of one of the Lock-Up Holder’s immediate family or to a trust, the beneficiary of which is a member of the Lock-Up Holder’s immediate family, an affiliate of such person or to a charitable organization; (ii) by will or intestate succession upon the death of a Lock-Up Holder; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or (v) in the case of any Lock-Up Holder that is not a natural person, pro rata to the direct or indirect partners, members or shareholders of a Lock-Up Holder or any related investment funds or vehicles controlled or managed by such persons or their respective affiliates in connection with the liquidation or dissolution thereof; or (vi) in the event of the Corporation’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided that in the case of (i) through (vi), the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of these Bylaws in form and substance reasonably satisfactory to the Corporation, including the transfer restrictions set forth in this Section 7.14(a).

(c)                If any Lock-up Holder is granted a release or waiver from the Lock-Up provided in this Section 7.14 (such holder a “Triggering Holder”), then each other Lock-up Holder shall also be granted an early release from its obligations hereunder or under any contractual lock-up agreement with the Corporation on the same terms and on a pro-rata basis with respect to such number of Lock-Up Shares rounded down to the nearest whole security equal to the product of (i) the total percentage of Lock-Up Shares held by the Triggering Holder immediately following the consummation of the AEON Transaction that are being released from the Lock-Up agreement multiplied by (ii) the total number of Lock-Up Shares held by such other Lock-Up Holder immediately following the consummation of the AEON Transaction.

(d)                Notwithstanding the other provisions set forth in this Section 7.14, but subject to Section 7.14(c) above, the Board may, upon the approval of a majority of the independent directors, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein.

(e)                For purposes of this Section 7.14:

(i)                 the term “AEON Equity Award Shares” means the shares of Common Stock issued in connection with the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Target outstanding immediately prior to the Closing;

(ii)               the term “AEON Transaction Agreement” means that certain Business Combination Agreement dated as of December [•], 2022, by and among the Corporation, Priveterra Acquisition Corp., and Target;

21

(iii)             the term “Common Stock” means the shares of Class A common stock of the Corporation, par value of $0.0001 per share;

(iv)              the term “Contingent Consideration” means the shares of Common Stock issued as contingent consideration after the Closing upon the achievement by the Corporation of certain milestones set forth in the AEON Transaction Agreement;

(v)             the term “Lock-up Holders” means the stockholders of AEON Biopharma, Inc., a Delaware corporation (“Target”), immediately prior to the Closing, and the directors, officers and employees of the Corporation as of the Closing that have restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing;

(vi)              the term “Lock-up Period” means the period following the Closing until the earliest to occur of (A) the one-year anniversary of the Closing and (B) the date upon which the Corporation completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of the Corporation having the right to exchange their Common Stock for cash, securities or other property;

(vii)            the term “Lock-up Shares” means the shares of Common Stock issued to the Lock-up Holders (A) as consideration in accordance with the AEON Transaction Agreement, including any Contingent Consideration, and (B) as AEON Equity Award Shares; provided, that, neither (x) shares of Common Stock issued in connection with an “Interim Financing Arrangement” (as defined in the AEON Transaction Agreement) and (y) shares of Common Stock issued to an “Exempt Existing Company Noteholder” (as defined in the AEON Transaction Agreement) as consideration in respect of any shares of the Target’s common stock received by such Exempt Existing Company Noteholder in respect of the settlement of such Exempt Existing Company Noteholder’s “Exempt Existing Company Convertible Note” (as defined in the AEON Transaction Agreement), “ shall not constitute “Lock-up Shares” hereunder and shall not be subject to the Lock-up;

(viii)          the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.14(b); and

(ix)              the term “Transfer” means the (A) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

Article VIII - Notice

8.1               Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

22

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1               Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

23

9.2               Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3               Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4               Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5               Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6               Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

24

9.7               Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8               Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9               Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

25

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

26

Schedule I

•	Any loan advance, convertible debentures or similar financing arrangement contemplated pursuant to any Standby Equity Purchase Agreement entered into between Priveterra and Yorkville Advisors Global, LP or any of its affiliates.

•	The Company Stockholder Interim Financing Commitments.

Exhibit 99.1

PRESS RELEASE

AEON Biopharma to Become Publicly Listed via Merger with Priveterra Acquisition Corp.; Accelerating Clinical Development of ABP-450 (prabotulinumtoxinA) Injection to Treat Debilitating Medical Conditions in Neurology

– Positive topline data from Phase 2 study of ABP-450 for cervical dystonia announced in September 2022 –

– Topline data from Phase 2 study of ABP-450 for episodic migraine expected in Q4 2023 –

–Robert Palmisano of Priveterra to become chairman of the Board of Directors; combined company to be led by AEON CEO Marc Forth –

– Transaction values the combined company at a post-money equity value of $475.5M and is expected to provide $276M in gross cash proceeds –

– Merger anticipated to close in 1H 2023 –

Irvine, Calif., December 13, 2022 – AEON Biopharma, Inc. (“AEON” or the “Company”), a private clinical-stage biopharmaceutical company focused on the development of its proprietary botulinum toxin complex ABP-450 (prabotulinumtoxinA) injection for therapeutic indications, and Priveterra Acquisition Corp. (Nasdaq: PMGM) (“Priveterra”), a special purpose acquisition company (SPAC), announced that they have entered into a definitive business combination agreement. Upon closing of the proposed transaction, the combined company will operate as AEON Biopharma, Inc. and is expected to list on Nasdaq under the ticker symbol "AEON".

AEON Uniquely Positioned to Capitalize on Global Therapeutic Neurotoxin Opportunity

Since its founding in 2019, AEON Biopharma has been led by Marc Forth, an Allergan plc veteran of 16 years and a former head of the BOTOX® Therapeutic franchise in the United States. AEON has assembled a seasoned team with expertise in neuroscience research, development, regulatory affairs, operations, manufacturing, and commercialization. Its executive team is comprised of industry leaders who have led new drug FDA approvals including multiple indications across multiple neurotoxin products.

The global therapeutic neurotoxin market is currently estimated to be $3.0 billion, of which the U.S. represents approximately 84%, and projected to grow to approximately $4.4 billion in 2027. BOTOX®, marketed by Abbvie, Inc., currently holds approximately 95% U.S. market share for therapeutic indications in the neurotoxin space.1 Other neurotoxin competitors have had success with aesthetic indications in the cash-pay consumer-driven market but have been unable to acquire meaningful market share for therapeutic indications due to the indirect influence of pricing dynamics for aesthetic indications that results in a minimal value proposition for both payors and providers. AEON intends to file a unique BLA for therapeutic indications that would be free of any effects on reimbursement that exist for all other toxin competitors that have both therapeutic and aesthetic indications approved under a single BLA.

1 Source: Decision Resources Group Therapeutic Botulinum Toxin Market Analysis Global 2021

PRESS RELEASE

Lead product candidate, ABP-450, is the same botulinum toxin approved and marketed for an aesthetic indication. Its 900 kDa molecular weight, similar to the market leader, will enable providers with a seamless transition to ABP-450 for therapeutic uses. Similar to the approved neurotoxins currently in the market, ABP-450’s commercial success does not depend upon patent protection, creating the possibility for an annuity-like construct of continued revenue generation, should ABP-450 be FDA approved.

AEON’s therapeutic-only focus also provides a differentiated business model designed to deliver enhanced value to payors and providers by permitting a traditional pharma pricing model that is not currently available to competitors that also market their products for aesthetic uses approved under a single BLA. The sole focus on therapeutics allows AEON to pursue an original BLA filing that would allow a unique commercial strategy that cannot be employed by other competitors.

Management Quotes

Marc Forth, CEO and President of AEON Biopharma, said: “We’re making great progress across our late-stage clinical programs as we continue the development of ABP-450 for the treatment of multiple debilitating medical conditions. Today’s entry into the business combination agreement is the next step towards accelerating our development plans as we progress towards Phase 3 studies and regulatory approvals in our targeted markets. I am also fortunate to welcome Bob Palmisano to AEON and believe he will add significant value as our Chairman of the Board. His experience as a public company CEO and extensive history in executive, operational, financial, and strategic roles across the life science industry in commercial and pre-commercial businesses will be invaluable as we advance towards a potential commercial launch of ABP-450.”

Bob Palmisano, Chairman and CEO of Priveterra Acquisition Corp. said: “We believe AEON brings a disruptive business model with its exclusive therapeutic focus into a market dominated by one player with 95% of the U.S. market. In addition to near-term clinical milestones in multiple indications and de-risked developmental pathways with well-established FDA regulatory endpoints, today’s proposed merger will allow AEON to access capital markets and execute on its development strategy and bring ABP-450 closer to commercialization." Bob continued, “Marc has made a great deal of progress since AEON was started in 2019 and assembled a highly experienced team in the neurotoxin space that has recently produced positive Phase 2 results in cervical dystonia, while also having raised $112 million. AEON is ready to be a public company and we are excited about the considerable value that it will bring to all stakeholders - patients, providers, payers and investors.”

Summary of the Transaction

Priveterra will acquire 100% of AEON in exchange for the issuance of 16.5 million of shares of common stock of Priveterra (valued at $10 per share) to the existing shareholders and convertible noteholders of AEON at close (before milestone-based earnouts). Priveterra’s sponsor has also allocated 50% of its common stock to an earnout based on achievement of certain clinical milestones.

The Boards of Directors of both AEON and Priveterra have unanimously approved the proposed merger, which is expected to close in the first half of 2023, subject to the approval by Priveterra’s shareholders and the satisfaction or waiver of certain other customary closing conditions.

Additional information about the transaction will be provided in a Current Report on Form 8-K to be filed by Priveterra and AEON with the Securities and Exchange Commission ("SEC") and will be available at the SEC's website, www.sec.gov.

Advisors

Latham & Watkins LLP served as legal advisors to AEON. Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC served as financial advisor to Priveterra. Canaccord Genuity LLC, served as lead capital markets advisor to Priveterra and H.C. WAINWRIGHT & CO., LLC also acted as a co-capital markets advisor to Priveterra. Davis Polk & Wardwell LLP served as legal advisors to Priveterra.

PRESS RELEASE

Further information can be found in the corporate presentation on the Aeon website HERE.

About AEON Biopharma

AEON is a clinical stage biopharmaceutical company focused on developing ABP-450 (prabotulinumtoxinA) injection for the treatment of debilitating medical conditions with an initial focus on the neurology and gastroenterology markets. The Company is dedicated to innovation in the rapidly expanding therapeutic botulinum toxin market and believes its therapeutic-only focus will allow AEON to advance safe and effective treatment options to patients, while delivering differentiated economics to payors and physicians. The Company continues to evaluate additional therapeutic indications for development based on a comprehensive product assessment process designed to identify those indications where it believes ABP-450 can attain clinical, regulatory, and commercial success. More information about AEON can be found at www.aeonbiopharma.com.

About Priveterra Acquisition Corp.

Priveterra Acquisition Corp. (NASDAQ: PMGM) is a blank-check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses in life sciences. Priveterra is sponsored by Robert Palmisano and Priveterra Capital, LLC.

Additional Information and Where to Find It

This document relates to a proposed transaction between AEON and Priveterra. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Priveterra intends to file a registration statement on Form S-4 that will include a proxy statement of Priveterra, a consent solicitation statement of AEON and a prospectus of Priveterra. The proxy statement/consent solicitation statement/prospectus will be sent to all Priveterra and AEON stockholders. Priveterra also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Priveterra and AEON are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Priveterra through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement, by and between PMGM, Merger Sub and AEON Biopharma, dated December 12, 2022, and filed as Exhibit 2.1 to the Current Report on Form 8-K filed by PMGM on December 12, 2022, which contains the full terms and conditions of the proposed business combination.

PRESS RELEASE

Participants in Solicitation

Priveterra, AEON, and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Privetterra’s stockholders in connection with the proposed transaction. Information about Priveterra’s directors and executive officers and their ownership of Priveterra’s securities is set forth in Priveterra’s filings with the SEC, including Priveterra’s Registration Statement on Form S-1, which was filed with the SEC on January 29, 2021. To the extent that holdings of Priveterra’s securities have changed since the amounts printed in Priveterra’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements that are based on management’s belief and assumptions and on information currently available to management. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. All statements other than statements of historical fact could be deemed forward-looking, including any statements about current or planned clinical trials or related milestones; any projections of financial information; any statements about historical results that may suggest trends for the Company’s business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets or market size, or technology developments; and any statements of assumptions underlying any of the items mentioned. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. These and other important factors may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof. Except as required by law, the Company assumes no obligation and does not intend to update these forward-looking statements or to conform these statements to actual results or to changes in the Company’s expectations.

AEON Contacts:

Company Contact:

Alex Wilson, AEON Biopharma

General Counsel & Secretary

investor.relations@aeonbiopharma.com

PRESS RELEASE

Investor Contact:

Corey Davis, Ph.D.

LifeSci Advisors

+1 212 915 2577

cdavis@lifesciadvisors.com

Priveterra Contacts:

SPAC@priveterra.com

Exhibit 99.2

Overview: Proposed Merger Agreement with PriveterraAcquisition Corp. (Nasdaq: PMGM)December 2022 AAEON BIOPHARMA

2 DisclaimerAbout This PresentationThis investor presentation (“Presentation”) does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Priveterra, the Company, or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.Forward Looking StatementsCertain statements, estimates, targets and projections in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or involving, or future performance of, PriveterraAcquisition Corp. ("Priveterra") or AEON Biopharma, Inc. (the "Company"). For example, projections of future EBITDA, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, projections of the Company’s future financial results and other metrics, the satisfaction of closing conditions to the pending business combination between Priveterraand the Company (the "Business Combination") and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Priveterraand its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Priveterra, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respectthereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Priveterraor the Company or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (vi) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability to identify, develop and commercialize product candidates, the initiation, cost, timing, progress or results of current or planned preclinical studies and clinical trials, product acceptance and/or receipt of regulatory approvals for product candidates, including related milestones, the plans, strategies and objectives of management for future operations, the beliefs and assumptions of management regarding future events, potential markets or market size, or technological developments, competition and advancement of research and development activities in the biopharma industry, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and retain its managementand key employees, costs related to the Business Combination, changes in applicable laws or regulations, the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; the Company’s estimates of expenses and profitability, the evolution of the markets in which the Company competes, the ability of the Company to implement its strategic initiatives andcontinue to innovate its existing product candidates, the ability of the Company to defend its intellectual property and satisfy regulatory requirements, the impact of the COVID-19 pandemic on the Company’s business; and (viii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Priveterra’sfinal prospectus dated February 11, 2021, relating to its initial public offering and other risks and uncertainties indicatedfrom time to time in the definitive proxy statement to be delivered to Priveterra’sstockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Priveterra.This presentation includes preliminary financial information (or “Flash” information) for the nine months ended September 30,2022, which is subject to completion of further financial review, and will differ from the financial information in the definitive proxy statement to be delivered to Priveterra’sstockholders and related registration statement on Form S-4. Actual results may differ as a result of the completion of the Company’s review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither the Company’s independent registered accountingfirm nor any other independent registered accounting firm has audited, reviewed or complied, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Priveterranor the Company undertakes any duty to update these forward-looking statements.

3 Disclaimer (Cont’d)TargetsThis Presentation contains certain long-term financial targets of the Company. Neither Priveterra’snor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the targets for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinionor provide any other form of assurance with respect thereto for the purpose of this Presentation. These targets are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying these targets are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from the targets. Accordingly, there can be no assurance that these targets are indicative of the future performance of the Company or that actual results will not differ materially from those presented. Inclusion of the targets in this Presentation should not be regarded as a representation by any person that the targets will be achieved.Industry and Market DataIn this Presentation, the Company relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable. Neither Priveterranor the Company has independently verified the accuracy or completeness of any such third-party information.TrademarksThis Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Priveterraand the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.Additional InformationPriveterraintends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Priveterra’sClass A common stock in connection with its solicitation of proxies for the vote by Priveterra’sstockholders with respect to the Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the registration statement is declared effective, Priveterrawill mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Priveterra’sstockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Priveterraand the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Priveterraas of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtaincopies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Priveterra’ssecretary at 300 SE 2nd Street, Suite 600, Fort Lauderdale, Florida 33301, 754-220-9229.Participants in the SolicitationPriveterraand its directors and executive officers may be deemed participants in the solicitation of proxies from Priveterra’sstockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Priveterrais contained in Priveterra’sprospectus dated February 11, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Priveterra’ssecurities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownershipon Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxystatement/prospectus for the proposed Business Combination when available.The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Priveterrain connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed BusinessCombination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

4 Investment Highlights ABP-450 is the same 900 kDabotulinum toxin approved and marketed for an aesthetic indication; manufacturing site inspected and approved by FDA, EMA and Health Canada Migraine Phase 2 study designed to include both chronic and episodic migraine patients with a streamlined injection protocol designed to enhance safety and tolerability Potential to pursue traditional pharma pricing model that therapeutic toxin competition is unable to utilize Significant neurotoxin experience and development acumen among management team translating to $112M invested in AEON since 2019 Well Known Toxin Clinical Innovation Business Model Differentiation Strong Leadership & Sponsorship Fast Growing Markets Global therapeutic neurotoxin market is an estimated $3.0B and growing >9% annually No Patent Cliff Absence of the expiration of defined patent protection creates the possibility for an annuity-like construct of continued revenue generation

5 Experienced Management TeamLeadership Team with Highly Relevant Industry Experience and Track Record of Success Marc Forth Chad Oh, MD Chief Executive Officer Chief Medical Officer •25+ years of Biopharma experience•Former US Business Lead for BOTOX®Therapeutic•16 years at Allergan dedicated to the entire BOTOX®franchise•7 years at TAP Pharmaceuticals responsible for Lupron Depot (Urology, Oncology and Gynecology) •30+ years of combined experience in academia and the pharmaceutical industry•Responsible for multiple IND, NDA, and BLA submissions•Chief, Division of Allergy and Immunology at Harbor-UCLA Medical Center •Associate Professor, Department of Pediatrics at UCLA School of Medicine •Published multiple scientific papers, books, book chapters, and abstracts, including 38 peer-reviewed original scientific papers •10+ years of legal experience in corporate governance, mergers & acquisitions and capital markets•Associate General Counsel of GlaukosCorporation, responsible for business development activities, capital markets, corporate governance and SEC reporting •Counsel at O’Melveny & Myers•B.S. in Business Management, Brigham Young University and J.D. from the UCLA School of Law General Counsel & Corporate Secretary Alex Wilson Peter Reynolds Acting Chief Financial Officer •25+ years of financial experience in Healthcare, Medical Device, and Aesthetic Toxins•Senior Finance roles with both Publicly Traded and Privately held companies•Significantexperience in mergers, acquisitions and public offerings

6 Experienced Advisory BoardAdvisory Board with Highly Relevant Industry Experience and Track Record of Success Andrew Blumenfeld, MD Michael Camilleri, MD Chris Reist , MD Migraine Gastroparesis Neuro/Psych •Director of the Headache Center of Southern California•Board-certified in Neurology by the American Board of Psychiatry and Neurology, and is also certified in Headache Medicine.•Founding chair of the American Headache Society section on Interventional Procedures for Headache•Published widely and has over 60 peer review publications and over a 100 poster presentations at headache meetings•Principal investigator for many research studies, and regularly addresses national pharmaceutical meetings, medical conferences, continuing education seminars, and community events. •Gastroenterology Specialist in Rochester, MN and has over 34 years of experience in the medical field•Atherton and Winifred Bean Professor of Medicine, Pharmacology, and Physiology, Mayo Clinic•Former Dean of Development at Mayo Clinic•Former President, American Gastroenterological Association•Holds several R01 and American Recovery and Reinvestment Act (ARRA) grants from the National Institutes of Health (NIH) •Published widely and has over 900 peer review publications•Received the Julius FriedenwaldMedal, AGA's highest honor for his lifelong commitment to gastroenterology•Professor of psychiatry and human behavior and emeritus professor of anatomy and neurobiology in the School of Medicine at the University of California, Irvine. •Research interests include adult stem cells, chemical neuroanatomy and circuitry, higher brain functions, and brain imaging. •Sloan Scholar, Senior Fulbright Fellow, National Institutes of Health Career Awardee, and recipient of a range of honorary degrees and awards•Subject matter expert in the field of “cognition and war” to the Pentagon’s Joint Command. •Published widely and appeared on numerous documentaries, radio, and TV shows. Neuro/Psych James Fallon, PhD •Professor Emeritus, Psychiatry & Human Behavior School of Medicine•Research Psychiatrist-Long Beach VA Healthcare Systems•Currently he is leading a DoD project at the Long Beach VA to study the potential benefits of using virtual reality environments to augment prolonged exposure for treatment of Veterans with combat PTSD.•Published widely and has over 100 peer review publications•Listed in “Best Doctors” for 2007- 2019•Distinguished Fellow, American Psychiatric Association•Exemplary Psychiatrist Award, National Alliance for the Mentally Ill Del Stagg, PhD Regulatory/QA •40+ years experience in Biopharma, Medical Product Development and Regulatory Affairs•Prior experience includes Allergan, BD, and Evolus•Responsible for US and International regulatory approvals for pharmaceuticals, biologic (including BOTOX®at Allergan)•Responsible for US and International regulatory approvals for Jeuveau®at Evolus•Management team member for numerous medical product companies with successful IPOs

7 Overview of PriveterraSponsor Team •Fundamental approach to proprietary investment thesis driven by innovation, transparency, long-term relationships and shareholder values•Strong track record in Life Sciences over the past two decades … building, operating and monetizing investments•Significant M&A experience acquiring and integrating companies at attractive valuations•History of successfully commercializing new products and technologies•Bob Palmisano will become the Chairman of the Board post De-SPACRobert Palmisano40+ years of unique and diverse experience in the life sciences industry including former President and CEO of Wright Medical Group, ev3, Intralase Corp, MacroChem Corp and Summit Technology Vikram Malik30+ years of experience in finance as former Vice Chairman of Investment Banking at Deutsche Bank and Global Co-Head of MedTech at Bank of America Merrill Lynch Oleg Grodnensky24+ years of working in finance, strategic advisory, investing, operational and company-building experience across the life sciences industry 80~$83BTotal M&A Executed 26~$16BTotal IPOs Executed 16~$9BTuck-ins / Integrations Completed 5~$10BSuccessful Exits

Advancing Novel Therapies with a Well-Established Neurotoxin

Same 900 kDa Neurotoxin Complex Approved for Aesthetic Indications

Management team with significant neurotoxin and biopharma experience

AEON BIOPHARMA

8

8 Advancing Novel Therapies with a Well-Established NeurotoxinSource: 1. Decision Resources Group Therapeutic Botulinum Toxin Market Analysis Global 2021 Management team with significant neurotoxin and biopharma experience Differentiated business model designed to deliver enhanced value to payorsand providers An estimated $3.0B global therapeutic neurotoxin market projected to grow to $4.4B in 20271 Pipeline in a Product candidate;three clinical development programs and one preclinical program -in chronic conditions AEON has a differentiated business model for a platform product candidateABP-450 Z Same 900 kDa Neurotoxin Complex Approved for Aesthetic Indications

Development Timeline Includes Multiple Clinical Near-Term Milestones

	Indication	Current Phase	Expected Cost
ABP-450	Chronic Migraine ★	Phase 2	$25M to $35M
ABP-450	Episodic Migraine ◆	Phase 2	$25M to $35M
ABP-450	Cervical Dystonia ●	Phase 2*	$1M to $5M

2020
1H 2H
2021
1H 2H
2022
1H 2H
2023
1H 2H
2024
1H 2H

●
1) IND accepted Sep 2020
2) First patient treated Apr 2021; last patient last visit Jul 2022
3) P2 data reported Sep 2022
4) Anticipate P3 initiation in 2024

AEON BIOPHARMA

Chronic (>15 headache days AND >8 migraine days / month) Episodic (<15 headache days AND 6-14 migraine days / month) Asterisk indicates phase is complete

9

9 Development Timeline Includes Multiple Clinical Near-Term Milestones Chronic Migraine Episodic MigraineIndicationCurrent Phase ABP-450 Cervical DystoniaPhase 2Phase 2Phase 2* 2020 2H 1H 2021 2H 1H 2022 2H 1H 2023 2H 1H 1 2 3 1 1) IND accepted Oct 20202) First patient treated Mar 2021 3) Anticipate to complete episodic enrollment Q4 20224) Anticipate P2 top line episodic data 2H 2023 1 1 2 3 4 2 3 4 1) IND accepted Oct 2020 2) First patient treated Mar 2021 3) Anticipate P2 top line chronic data 2024 1) IND accepted Sep 2020 2) First patient treated Apr 2021; last patient last visit Jul 20223) P2 data reported Sep 20224) Anticipate P3 initiation in 2024 Chronic (>15 headache days AND >8 migraine days / month) Episodic (<15 headache days AND 6-14 migraine days / month) Asteriskindicates phase is complete Expected Cost $25Mto$35M $1M to$5M Contemplated transaction will provide cash through clinical milestones into 2024 2024 2H 1H

Global Therapeutic Toxin Competitive Landscape

	BOTOX onabotulinumtoxinA AbbVie Inc.	AEON BIOPHARMA	XEOMIN incobotulinumtoxinA Merz Pharma	Dysport (abobotulinumtoxinA) Ipsen Group	revance
Molecular Size	900 kDa	900 kDa	150 kDa	~400 kDa	150 kDa
Approved Indications	1. Blepharospasm 2. Strabismus 3. Cervical Dystonia 4. Hyperhidrosis 5. Spasticity 6. Chronic Migraine 7. Overactive Bladder 8. Neurogenic Detrusor Overactivity (adult and pediatric)	None	1. Blepharospasm 2. Cervical Dystonia 3. Adult Spasticity (Upper Limb) 4. Chronic Sialorrhea	1. Cervical Dystonia 2. Spasticity	None
In Development	1. Atrial Fibrillation 2. Episodic Migraine	1. Migraine 2. Cervical Dystonia 3. Gastroparesis 4. Neuro/Psych Indications	Undisclosed	1. Neurogenic Detrusor Overactivity	1. Cervical Dystonia 2. Adult Spasticity (Upper Limb)
FDA Approved	✓		✓	✓	
US Share	95%		2%	2%	

AEON BIOPHARMA

10

10 AbbVie Inc.Merz PharmaIpsen Group Molecular Size 900 kDa900 kDa150 kDa~400 kDa150 kDa Approved Indications 1.Blepharospasm2.Strabismus3.Cervical Dystonia4.Hyperhidrosis5.Spasticity6.Chronic Migraine7.Overactive Bladder8.Neurogenic Detrusor Overactivity (adult and pediatric)None1.Blepharospasm2.Cervical Dystonia3.Adult Spasticity (Upper Limb)4.Chronic Sialorrhea1.Cervical Dystonia2.SpasticityNone In Development 1.Atrial Fibrillation2.Episodic Migraine1.Migraine2.Cervical Dystonia3.Gastroparesis4.Neuro/Psych IndicationsUndisclosed1.Neurogenic Detrusor Overactivity1.Cervical Dystonia 2.Adult Spasticity (Upper Limb) FDA Approved US Share 95% 2% 2% Global Therapeutic Toxin Competitive LandscapeSource: Decision Resources Group Therapeutic Botulinum Toxin Market Analysis Global 2019

11 Global Therapeutic Toxin Market –9.9% Projected Growth Through 2027Source: Decision Resources Group Therapeutic Botulinum Toxin Market Analysis Global 2021 • Current indications: Organic growth in current indications driven primarily by continued investment in disease awareness and growing patient populations • New indications: Development in therapeutic specialties that do not currently have a toxin treatment option • Improved reimbursement: Favorable dynamics to facilitate coverage at current and projected pricing levels Anticipated Volume Growth Drivers $2.3B$2.7B$3.0B$3.2B$3.5B$3.8B$4.1B$4.4B2020A2021E2022E2023E2024E2025E2026E2027E 2.7M procedures$557 ASP (US) 5.0M procedures$619 ASP (US)CGAR: 1.5%CGAR: 8.8% 9%7%84% EU Asia Pacific US 6%13%17%28%36% Overactive Bladder Other Cervical Dystonia Spasticity Migraine Global Therapeutic ToxinMarket Share Breakdown By Geography By Indication Global Therapeutic Toxin Market Projections

Strategy Provides Value to Payors and Physicians Alike

AEON intends to pursue an original BLA

AEON BIOPHARMA

Deliver Value to Payor

- Potential to offer financial incentives, including rebates

Deliver Value to Physician

- Consistent, predictable reimbursement
- Flexibility with payor

Removing influence of price competition seen in the aesthetics market

AEON BIOPHARMA

12

12 Strategy Provides Value to Payors and Physicians Alike Deliver Value to Physician•Consistent, predictable reimbursement•Flexibility with payor Deliver Value to Payor•Potential to offer financial incentives, including rebates Exclusive Therapeutic Focus Expected to Allow Traditional Pharma Pricing Model Not Currently Available to Competition •Well-established 900 kDabotulinum toxin complex will facilitate rapid adoption•Original BLA expected to allowto uniquely manage our ASP to enhance value to payors and physicians•Physicians to receive consistent and favorable reimbursement from payors•Flexibility to provide economic incentives, including rebates, to payors and/or providers

Pricing Strategy

Assumed List Price Parity

Discounts
Net Price
Rebate
Net Price
Aesthetic
Therapeutic

Applying Traditional Pharma Pricing Model

AEON BIOPHARMA

13

13 Pricing Strategy Net Price Net PriceAestheticTherapeutic •Net Price –expected to be the same as or better than the market leader •Potential for Rebates –to payors and/or physicians same as or higher than market leader, supporting more spend to build market share Discounts Rebate Applying Traditional Pharma Pricing Model Creates more predictable business model for physician business practices by applying traditional pharma reimbursement modelAssumed List Price Parity

Key Value Inflection Points

Core Value

BLA and clinical programs

Original BLA for therapeutic uses

Product platform

Take share of established markets, enter new indications

Commercialization

Validating the model

First launch in established market

Expansion of treatment options

Adoption facilitated by established 900 kDa botulinum toxin complex

Expansion of Commercial Opportunities

Traditional pricing model in therapeutic neurotoxin markets

Replicate success in identified therapeutic indication

Enhance value to payors and physicians

Physicians to receive consistent and favorable reimbursement from payors

AEON BIOPHARMA

14

14 Key Value Inflection Points Original BLA for therapeutic usesProduct platformTake share of established markets, enter new indications First launch in established marketExpansion of treatment optionsAdoption facilitated by established 900 kDabotulinum toxin complex Replicate success in identified therapeutic indicationEnhance value to payors and physiciansPhysicians to receive consistent and favorable reimbursement from payors BLA and clinical programsCore ValueValidating the modelCommercializationTraditional pricing model in therapeutic neurotoxin marketsExpansion of Commercial Opportunities

Migraine(prophylaxis) AAEON BIOPHARMA

16 •Botox® in chronic migraine returned to double digit growth after a brief flat period due to CGRP launches and COVID challenges•Botox®only has a claim for chronic migraine vs. CGRPs with both chronic and episodic indicationsMigraine Market an Attractive Opportunity Despite Competition Sources: 1. Migraine Research Foundation. 2. Company estimates based on 2017 US Census Projections; Diamond, Patterns of Diagnosis and Acute and Preventive Treatment for Migraine in the United States: Results from the American Migraine Prevalence and Prevention Study (2006); Lipton, Barriers to the Diagnosis and Treatment of Migraine (2012) and assumes 2.2 million diagnosed patients receiving four treatments per year (two vials) at a cost of $634 per vial 3. Messali, Direct and Indirect Costs of Chronic and Episodic Migraine in the United States: A Web‐Based Survey (2016) and assumes 3.65 million diagnosed patients receiving four treatments per year (two vials) at a cost of $634 per vial. 4. DRG report, Migraine Disease Landscape & Forecast, December 2020 Toxins are Faring Well Despite Competition Migraine affects approximately 40M people in the United States and 1B people worldwide every year, making migraine the third most prevalent illness in the world1Chronic Migraine•15+ headache days/month •~4.0M patients ($11.2B market)2Episodic Migraine •6-14 headache days/month •~9.4M patients ($18.5B market)3CGRP MABs are rapidly expanding market driven by new product launches and promotional investment Large & Growing Market •Pursuing label that could address broader patient population than Botox® with inclusion of episodic and chronic migraine patients in Phase 2 •Novel injection paradigm with fewer injections and differentiated injection locations for ABP-450 (patent pending)•Potential for better safety and tolerability•Established commercial platform in neurology ABP-450 Opportunity

+0.3%
600K
500K
400K
300K
200K
100K
K
Volume (# of Claims)
Ajovy and Emgality approved
Aimovig (first CGRP) approved
Vyepti Launch
Qulipta Launch

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4'2021	Q1'2022	Q2'2022
Normalized Botox	394,761	395,718	398,877	392,160	407,430	409,350	417,789	400,488	385,842	430,050	440,886	454,890	507,234	526,566	525,879	529,296	530,730
CGRPs	893	52,659	215,741	265,896	316,178	380,509	427,630	457,118	512,517	502,432	506,951	503,276	526,847	532,486	537,295	518,041	547,457

AEON BIOPHARMA

Source: Symphony Health Data (2015 - June'2022) CGRP includes Aimovig, Ajovy, Emgality,Vyepti, Qulipta Normalized Botox claims = Botox claims * 3

17

17 CGRPs saw AN INCREASE in the OVERALL claims volume (~6%) in Q2’22 compared to 4% Decrease in Q1’22 Q2 2018Q3 2018Q4 2018Q1 2019Q2 2019Q3 2019Q4 2019Q1 2020Q2 2020Q3 2020Q4 2020Q1 2021Q2 2021Q3 2021Q4'2021Q1'2022Q2'2022 Normalized Botox394,761395,718398,877392,160407,430409,350417,789400,488385,842430,050440,886454,890507,234526,566525,879529,296530,730 CGRPs89352,659215,741265,896316,178380,509427,630457,118512,517502,432506,951503,276526,847532,486537,295518,041547,457K100K200K 300K 400K 500K 600KVolume (# of Claims)NORMALIZED Botox and CGRPs in Preventive Migraine Treatment [2018-Q2’22] Aimovig (first CGRP) approved Ajovyand Emgalityapproved VyeptiLaunch QuliptaLaunch +0.3%Source: Symphony Health Data (2015 -June'2022) CGRP includes Aimovig, Ajovy, Emgality,Vyepti, QuliptaNormalized Botox claims = Botox claims * 3

New to Brand Switch Share split by Therapy
New to Brand Switch Share
New to Brand Switch Patients
Months
COVID-19 lockdowns begin
Aimovig approved
Vyepti Launch
Qulipta Launch
Total NBRx
BOTOX
CGRP

Definitions:

AEON BIOPHARMA

Source: Symphony Health Data (2015 - Sept'2021)

18

18 After Brief Decline During COVID, Botox Resumed Growth Among Patients Switching from a Previous Brand Definitions: •Patient cohort -Patients with at least 1 migraine diagnosis code and at least 1 treatment code on or after first diagnosis code•Look Back= 365 days, Grace=30 days Source: Symphony Health Data (2015 -Sept’2021)

19 •n = 765•60 sites in US, Canada & Australia•Includes both chronic & episodic migraine patients•2 doses; 3 arms•2 injection cycles•~6-month duration•Novel injection paradigm–22 injections (low dose) vs. 31 Botox Primary: •Number of headache days per month compared to baseline•Incidence of TEAEs throughout study compared to placebo Secondary: •Reduction in MDD from baseline•Change in use of escape medications from baseline•Safety endpoints of change in laboratory tests, ECG, etc. Exploratory: •Change in PGI-S, PGI-C, MIDASMigraine Phase 2 Study Design –Fixed Site/Fixed DoseRandomized Placebo Controlled Trial for Chronic and Episodic Migraine Patients Placebo n= 230 195 Units ABP-450 n= 23028 weeks 150 Units ABP-450 n= 2304-week baseline4-week washout of prior toxin treatmentRandomized R •First patient treated March 2021•P2 Episodic topline data expected 2H 2023•P2 Chronic topline data expected 2H 2024 Endpoints Randomized Double - Blinded Placebo - Controlled Study Open Label Extension Study 4 treatments of ABP-450 52 weeks

CERVICAL DYSTONIA AAEON BIOPHARMA

21 Cervical Dystonia Opportunity for ABP-450 Source: Company estimates based on 2017 US Census Projections; Defazio, Descriptive Epidemiology of Cervical Dystonia (2013);and Richardson, American Academy of Neurology -Dystonia Treatment (2017). •Potential for efficient development•Potential to allow participation in segment of on-label movement disorders•Potential to leverage into a broader muscle spasticity indication and label with a focused clinical program Important Indication for Muscle Movement Disorders •Cervical dystonia is a chronic condition with no cure•Painful and debilitating twisting movements of neck and shoulders•Botulinum toxin injection is the standard of care•Established outcome measures and regulatory pathway The Disorder •~50,000 patients•~$360M market•Approximately 40% of therapeutic toxin market sales in 2019 were for various muscle movement disorders•Anticipate that Phase 3 program will include a head-to-head comparison to Botox®to demonstrate non-inferiority US Market Opportunity For ABP - 450

Cervical Dystonia Phase 2 Study Design - Dose Ranging

Randomized DB PC Study
Open Label Extension
R
350 Units ABP-450 n= 15
250 Units ABP-450 n= 15
150 Units ABP-450 n= 15
Placebo n= 15
4 treatments of ABP-450
16 week washout of prior toxin treatment
1 week baseline
Randomized
20 weeks
52 weeks

Endpoints

Primary:
- Safety of ABP-450

Exploratory:
- C-SSRS
- Dysphagia Score

AEON BIOPHARMA

22

22 •n = 60•40 sites in US •3 doses; 4 arms•1 injection in randomized portion•4 injections in OLE•20-week primary endpoint•72 weeks total Primary: •Safety of ABP-450 Secondary: •Change in TWSTRS•PGI-C and CGI-C•PGI-S and CGI-S Exploratory: •C-SSRS•Dysphagia ScoreCervical Dystonia Phase 2 Study Design -Dose RangingRandomized placebo-controlled Phase 2 trial Open label extension proposed to occur in parallel with Phase 3 trial Randomized DB PC Study 20 weeksRandomized R 1 week baseline16 week washout of prior toxin treatment Open Label Extension Placebon= 15 150 Units ABP-450 n= 15 250 Units ABP-450n= 15 350 Units ABP-450n= 15 4 treatments of ABP-450 52 weeks •First patient dosed in April 2021•Phase 2 top line data reported in September 2022 Endpoints

23 Discussion and Conclusions•Phase 2 trial met primary and other key endpoints, supporting the safety and efficacy of ABP-450 in reducing signs and symptoms associated with CD.•ABP-450 demonstrated adverse event rates similar to, or lower than, other botulinum toxin products for the treatment of CD.1)Zero discontinuations due to Treatment-Emergent Adverse Events (TEAEs)2)Low rate of treatment-related TEAEs (TRAEs)3)Zero dysphagia cases in the 150 U arm and low rate of dysphagia (11%) and muscle weakness (6.7%) overall4)All TRAEs were mild to moderate in severity and transient in nature•ABP-450 demonstrated efficacy similar to, or better than, other botulinum toxin products for the treatment of CD.1)TWSTRS at Week 4 improved 14.01 points in 150 U; 11.28 points in 250 U; 9.92 points in 350 U; 3.57 points in placeboa)Statistical significance in lower dose arms (150 U and 250 U) vs. placebo and numerical improvement in high dose arm (350 U) vs. placebo2)Patient Global Impression of Change (PGI-C)demonstrated statistically significant improvementinall three ABP-450 dose groups over placebo3)Clinical Global Impression of Change (CGI-C)demonstrated statistically significant improvementinall three ABP-450 dose groups over placebo•Median duration of treatment effect was at least 20 weeks for 150 U, 20 weeks for 250 U, and 20 weeks for 350U.

24 Competitive Profile AEON will be the second competitor in migraine prevention, the single largest toxin therapeutic indication for the market leader (45% of therapeutic toxin sales). Therapeutic only focus provides pricing flexibility without the negative impact of heavy discounting from aesthetic toxin SKUs. New market entrants have been hindered by differentiated toxin characteristics, complicating physician adoption. 900 kDAweighting and similar characteristics simplify transition to ABP-450. Migraine Indication Pricing Dynamics Low Switching Costs Migraine Differentiation AEON utilizes a unique injection paradigm featuring fewer injections (22 injections versus 31 injections) which has the potential to deliver a safety and tolerability benefit. Market Landscape Aesthetic competition is impacted by bundling and cross-product pricing dynamics. Therapeutic indications are single product treatments, limiting the pricing strategies that can be deployed to deter new market entrants.

Financial Overview

Transaction Details

Sources of Funds

($ in millions)

AEON Rollover Equity	$165.0
Sponsor Equity	34.5
Priveterra Cash in Trust [1]	276.0
AEON Cash [2]	21.1
Total Sources	**$496.6**

Uses of Funds

($ in millions)

Equity to AEON [3]	$165.0
Sponsor Promote [3]	34.5
Estimated Transaction Costs [4]	23.4
Cash to Balance Sheet	273.7
Total Uses	**$496.6**

Pro Forma Valuation

($ in millions except per share values)

Pro Forma Ownership [3]

Assumes $10.00 share price and no redemptions

7.3%
Sponsor Equity
34.7%
AEON
58.0%
SPAC Public Shareholders

AEON BIOPHARMA

26

26 Transaction DetailsPro Forma Valuation Illustrative share price$10.00Pro forma shares outstanding (M)47.550Equity Value$475.5Net Cash (assumes no redemptions)(273.7)Enterprise Value$201.8($ in millions except per share values)Pro Forma Ownership58.0%SPAC Public Shareholders7.3%Sponsor Equity34.7%AEONAssumes $10.00 share price and no redemptions1. Assumes no redemptions.2. AEON Cash as of 09/30/22, unaudited.3. Ownershippercentage is calculated on a fully diluted basis (utilizing the treasury stock method). Assumes no incremental financing between announcement and closing except as noted, and excludes impact of 27.6 million public warrants and 5.2 million private warrants struck at $11.50. Excludes impact of any equityincentive plan, 16.0 million shares in equityholderearnout consideration to existing equityholdersand 3.45 million shares of SPAC's sponsor subject to vesting upon achievement of certain earnout milestones (see Slide 25 foradditional detail).4. Estimated transaction costs of $23.41M include expected advisory/legal/other fees.Sources of Funds AEON Rollover Equity$165.0Sponsor Equity34.5PriveterraCash in Trust276.0AEON Cash21.1Total Sources$496.6($ in millions)Uses of Funds Equity to AEON$165.0Sponsor Promote34.5Estimated Transaction Costs23.4Cash to Balance Sheet273.7Total Uses$496.6(4)(3) ($ in millions) (1)(2)(3)(3)(3)

“Pay for Performance” Earnout Structure

Earnout Structure Aligns AEON and Sponsor Incentives with Public Market Investors

ABP-450 – Clinical and Regulatory Timeline

Earnout Deadline

2025		2026		2027		2028		2029	
1H	2H	1H	2H	1H	2H	1H	2H	1H	2H

Chronic Migraines (AEON BIOPHARMA / PRIVETERRA)

7M shares

BLA acceptance for CM prior to 06/30/28

Episodic Migraines (AEON BIOPHARMA / PRIVETERRA)

4M shares[1]

BLA acceptance for EM prior to 06/30/29

AEON BIOPHARMA 12M

PRIVETERRA 2.45M

Cervical Dystonia (AEON BIOPHARMA / PRIVETERRA)

4M shares

BLA acceptance for CD prior to 11/30/26

1M shares

AEON BIOPHARMA 4M

PRIVETERRA 1M

AEON BIOPHARMA

27

27 “Pay for Performance” Earnout StructureEarnout Structure Aligns AEON and Sponsor Incentives with Public Market InvestorsNote: CM = Chronic Migraine, EM = Episodic Migraine, CD = Cervical Dystonia. Please refer to “ Forward-Looking Statements” in the slide titled "Disclaimer" for important information you should consider regarding the timing of earn-out milestone achievement, as no assurance can be given that any such indicated earn-out milestone will be achieved on the timeline indicated or at all.1. If BLA acceptance for episodic migraine occurs prior to BLA acceptance for chronic migraine, earnout for episodic migraineBLA acceptance will increase from 4M shares to 11M shares and there shall be no further earnout issuance for chronic migraine. In the event that AEON licenses any of its products (except for Migraine or CD indications) toa third-party licensor for distribution in the U.S. market prior to the time that the 11M shares have been issued upon achievement of either the BLA acceptance for episodic migraine or chronic migraine (as described above), then 2M shares shall be issued upon the entry into such license agreement and the remaining shares to be issued for achievement of the BLA acceptance for episodic migraine or chronic migraine, as applicable, will be correspondingly reduced.2. 1.45M founder shares shall vest upon the earlier to occur of (i) BLA acceptance for chronic migraine or (ii) BLA acceptance for episodic migraine. ABP-450 –Clinical and Regulatory Timeline 2025 2H 1H 2026 2H 1H 2027 2H 1H 2028 2H 1H 2029 2H 1H Earnout Deadline Chronic Migraines BLA acceptance for CM prior to 06/30/28 1M shares payable to each party upon first patient dosed in Phase 3 study in the first to occur between CM or EM prior to 06/30/25 7M shares Episodic Migraines 4M shares1 Cervical Dystonia BLA acceptance for CD prior to 11/30/261M shares 4M shares 12M2.45M 1M4M 1.45M shares to be awarded either upon the BLA acceptance for CM prior to 06/30/28 or BLA acceptance for EM prior to 06/30/292 1M shares payable to each party upon first patient dosed in Phase 3 study in the first to occur between CM or EM prior to 06/30/251.45M shares to be awarded either upon the BLA acceptance for CM prior to 06/30/28 or BLA acceptance for EM prior to 06/30/292 BLA acceptance for EM prior to 06/30/29

AEON Target Financial Profile in 2035

($ in millions)

Targeted Peak Sales Ranges

$1,050 - $2,250
Migraine[1]
$1,000 – $2,000
Cervical Dystonia[2]
$50 – $250

Target Revenue Split Ranges at Peak Sales[3]

~ 90/10 split between primary indications

Low
High
5%
95%
11%
89%
Migraine
Cervical Dystonia

Long-Term Targeted Margin Dynamics

Gross Margin	Operating Margin
Mid 70%	Mid 50%

Source: Company targets as of 10/20/22.

AEON BIOPHARMA

28

28 11%89% 5%95%AEON Target Financial Profile in 2035Source: Company targets as of 10/20/22.1. Midpoint sales of $1.5B assumes ~1.2M addressable toxin patients in chronic and episodic migraine receiving 2.5 treatmentsper year (2 vials per treatment) at an average selling price of $656/vial with AEON's share of such market at ~35%. 2. Sales of ~$75M assumes ~63k addressable toxin patients receiving 3 treatments per year (3 vials per treatment) at an average selling price of $656/vial with AEON's share of such market at ~20%.3. Revenue splits highlight revenue split at each end of the range for peak sales projections. Targeted Peak Sales Ranges Target Revenue Split Ranges at Peak Sales3($ in millions) Long-Term Targeted Margin Dynamics Mid 50% Mid 70% Migraine Cervical Dystonia~ 90/10 split between primary indications Gross Margin Operating Margin Targeted Peak Sales Indicate AEON has Potential to Be Major Player in Neurotoxin Market $1,050 -$2,250 $1,000 –$2,000 $50 –$250Migraine1Cervical Dystonia2Low High

Valuation Benchmarking

($ in millions)

	Companies	Median EV	Median EV/ Peak Sales
CNS Peer Set	Anavex Life Sciences Corp., Annovis, Axsome, Harmony Biosciences, Heron Therapeutics, Hyloris Pharmaceuticals, Intra-Cellular Therapies, Supernus Pharmaceuticals, Xenon	$1,512	1.2x
Commercial Neurotoxin Products Subset	Evolus, Revance Therapeutics	$1,104	1.3x
	AEON Biopharma	$202[1]	0.1x

AEON BIOPHARMA
29

29 CNS Peer Set Commercial NeurotoxinProducts SubsetValuation Benchmarking($ in millions) Source: Company press releases and S&P Capital IQ as of 12/09/22.Note: Primarily includes companies with recently commercialized products in the following indications: Schizophrenia, Narcolepsy, MDD, Migraine, Post-operative pain, and moderate to severe glabellar lines. Includes clinical stage companies with product candidates in the following indications: Epilepsy, PD, AD, Post-operative pain, and Migraine.1. Enterprise value is calculated as implied equity value less anticipated net cash at close of transaction.Median EVMedian EV/Peak Sales $1,512 1.2x$1,1041.3x $2020.1x(1)

30 Investment Highlights ABP-450 is the same 900 kDabotulinum toxin approved and marketed for an aesthetic indication; manufacturing site inspected and approved by FDA, EMA and Health Canada Migraine Phase 2 study designed to include both chronic and episodic migraine patients with a streamlined injection protocol designed to enhance safety and tolerability Potential to pursue traditional pharma pricing model that therapeutic toxin competition is unable to utilize Significant neurotoxin experience and development acumen among management team translating to $112M invested in AEON since 2019 Well Known Toxin Clinical Innovation Business Model Differentiation Strong Leadership & Sponsorship Fast Growing Markets Global therapeutic neurotoxin market is an estimated $3.0B and growing >9% annually No Patent Cliff Absence of the expiration of defined patent protection creates the possibility for an annuity-like construct of continued revenue generation

Appendix

Intellectual Property Considerations for ABP-450

High Barriers for New Entrants to Effectively Compete

4	US Patents Pending
2	PCT International Patents Pending
3	US Provisional Patents
9	Total Patents & Patents Pending

Exclusive Licensing & Supply Agreement

Territories Covered Under Agreement[1]

AEON BIOPHARMA

32

32 Intellectual Property Considerations for ABP-450High Barriers for New Entrants to Effectively Compete1. Countries include United States, Canada, South Africa, Australia, Russia, European Union, United Kingdom. 3 4 2 9 Exclusive Licensing & Supply Agreement •Under agreement, Daewoongmanufactures and supplies ABP-450 to AEON•Agreement initiated in Q4 2019•Exclusive license granted for commercialization for therapeutic indicationsTerritories Covered Under Agreement1 US Provisional Patents US Patents Pending PCT International Patents Pending Total Patents & Patents Pending If Issued, Patents Would Provide Intellectual Property Protection Until 2040

33 Gastroparesis Opportunity for ABP-450Source: 1. https://www.fda.gov/media/129880/download 2. Company estimates based on 2017 US Census Projections; Syed, Epidemiology and Diagnosis of Gastroparesis in the United States: A Population-based Study. (2019); and Parkman, Clinical features of idiopathic gastroparesis vary with sex, body mass, symptom onset, delay in gastric emptying, and gastroparesis severity (2011). •2019 FDA Guidance for Industry1•Since a well-defined and reliable patient reported outcome (PRO) is not yet available, FDA recommends that the core signs and symptoms be included as endpoints.•Anticipate initiating a Phase 2a study in 2024•Our primary endpoint measures change in core signs and symptoms from baseline over a 12-week treatment period•We plan to assess idiopathic and diabetic patients in separate trials Potential Regulatory Pathway •Defined by delayed gastric emptying•Symptoms are chronic with episodic exacerbations•Nausea, vomiting and pain are most troubling symptoms•Both idiopathic and diabetic (nerve damage leads to impaired intestinal muscle function)•Very limited therapeutic options; Reglan® and Gimotitm(metoclopramide) limited by AEs The Disorder •~400,000 patients2•~$900M market•High unmet need, low competitive intensity•We are aware of no other neurotoxin pursuing gastroparesis indication•Data from investigator-sponsored trials show positive response to neurotoxins with endoscopic intrasphincterinjection of the pylorus in patients with idiopathic and diabetic gastroparesis ABP-450 Opportunity

Injections in the Pylorus and Pyloric Sphincter Region

Provides an Opportunity for a Targeted Treatment for Gastroparesis

Esophagus
Lower Esophageal Sphincter
Pyloric Sphincter
Duodenum

Esophagogastroduodenoscopy

Sclerotherapy needle

AEON BIOPHARMA

34

34 Injections in the Pylorus and Pyloric Sphincter RegionProvides an Opportunity for a Targeted Treatment for GastroparesisSclerotherapy needle Esophagogastroduodenoscopy Plan to administer injections of ABP-450 using a standard sclerotherapy needle in the pylorus and pyloric sphincter region EsophagusLower Esophageal SphincterPyloric SphincterDuodenum •Initiated preclinical study Dec 2020; completed Sep 2021•IND accepted•Anticipate initiating Phase 2a trial in 2023

35 Risk FactorsSummaryofRiskFactorsThe Company’s business is subject to numerous risks and uncertainties that represent challenges that the Company faces in connection with the successful implementation of its strategy and the growth of its business. Below is an appendix to this Presentation which includes a summary of certain principal risks associated with the Company’s business, but these risks are not the only risks the Company faces now or may face in the future. You should consider carefully the discussion of these risks and other risks associated with the Company’s business and the Business Combination that will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Priveterra.1.We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.2.Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of our onlyproduct candidate, ABP-450. The development and commercialization of pharmaceutical products is subject to extensive regulation, and we may not obtain regulatory approvals for ABP-450 in any of the indications for which we plan to develop it on a timely basis or at all.3.Clinical product development involves a lengthy, expensive and uncertain process. We may incur greater costs than we anticipate or encounter substantial delays or difficulties in our clinical studies.4.Enrollment and retention of patients in clinical studies is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. If we experience delays or difficulties in enrolling patients in clinical studies, our receipt of necessary regulatory approval could be delayed or prevented.5.Even after this transaction, we will require additional financing to fund our future operations, and a failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.6.We have concluded that we do not have sufficient cash to fund our operations and to meet our obligations as they become due within through one year from the date that our consolidated financial statements are issued and as a result, there is substantial doubt about our ability to continue as a going concern.7.ABP-450 may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval in any of our proposed therapeutic indications, limit its commercial potential or result in significant negative consequences following any potential marketing approval.8.Results of other parties’ clinical studies involving the sameor a nearly identical botulinum toxin complex as ABP-450, or results in any preclinical studies we conduct, may not be predictive of future results of our clinical studies.9.Interim or preliminary data from our clinical studies that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.10.Due to our limited resources and access to capital, we must prioritize development of certain therapeutic uses of ABP-450; thesedecisions may prove to be wrong and may adversely affect our business.11.We may not be successful in obtaining an original BLA that contemplates exclusively therapeutic uses of ABP-450.12.Even if ABP-450 receives regulatory approval for any of our proposed indications, it may fail to achieve the broad degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

36 Risk Factors (Cont’d)13.ABP-450, if approved in any currently proposed or future therapeutic indications, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.14.If approved, ABP-450 may face competition sooner than anticipated.15.If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize ABP-450, if approved in any proposed therapeutic indication, or generate product revenue.16.We will need to grow the size of our organization, and we may experience difficulties in managing this growth.17.Our employees, independent contractors, consultants, commercial collaborators, principal investigators, vendors and other agentsmay engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.18.If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of ABP-450.19.If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop ABP-450 in any of our proposed therapeutic indications, conduct our clinical studies and commercialize ABP-450.20.We rely on the DaewoongAgreement to provide us exclusive rights to commercialize and distribute ABP-450 in certain territories. Any termination or loss of significant rights, including exclusivity, under the DaewoongAgreement would materially and adversely affect our development or commercialization of ABP-450.21.We currently rely solely on Daewoongto manufacture ABP-450, and as such, any production or other problems with Daewoongcould adversely affect us. The manufacture of biologics is complex and Daewoongmay encounter difficulties in production that may impact our ability to provide supply of ABP-450 for clinical studies, our ability to obtain marketing approval, or our ability to obtain commercial supply of our products, if approved, could be delayed or stopped.22.A material breach by us of the terms of our license and settlement agreement with Medytox, Inc. could have a material adverse effect on our business.23.We rely, and will continue to rely, on third parties and consultants to conduct all of our preclinical studies and clinical studies. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for ABP-450.24.If we or any of our current or future licensors, including Daewoong, are unable to maintain, obtain or protect intellectual property rights related to ABP-450, we may not be able to compete effectively in our market.25.Even if we receive regulatory approval for ABP-450 in any therapeutic indication, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit or delay regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements. Additionally, ABP-450, if approved in any therapeutic indication, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirementsorexperience unanticipated problems with our products.26.Even if we receive marketing approval, coverage and adequate reimbursement may not be available for ABP-450 in any currently proposed or future therapeutic indications, which could make it difficult for us to sell the product profitably, if approved.27.The COVID-19 pandemic has had, and may continue to have, an adverse effect on our operations, as well as the business or operations of our manufacturers, clinical research organizations, or CROs, or other third parties with whom we conduct business.

THANK YOU

AEON BIOPHARMA
ON
AEO
AEON BIOPHARMA
ON
A

AEON BIOPHARMA

THANK YOU A AEON BIOPHARMA